SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 13, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Unofficial translation of the appendices to the application submitted to the Israeli District Court in connection with the dividend distribution

Partner Communications Company Ltd. ("Partner") attaches unofficial translations of relevant appendices (app B includes amendments following typos) to the application that it submitted to the Israeli District Court to approve the distribution of a dividend to its shareholders of NIS 1.4 billion.

This Form 6k is submitted further to Partner's Form 6-K, dated January 7, 2010, to which was attached an unofficial translation of the application submitted to the court.

Forward-Looking Statements

This report (and the relevant appendices to the court application attached to this report) includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this report (and in the relevant appendices to the court application attached to this report) regarding our future performance, including relating to future revenues or profit, expected cash flows, future changes in regulatory requirements and distribution of dividends, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions, possible regulatory and legal developments, the competitive environment, the status of the capital markets and the ability to raise capital.  Many of these risks, uncertainties and assumptions are beyond our control.  For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report (and in the relevant appendices to the court application attached to this report) might not occur, and actual results may differ materially from the results anticipated. No person should rely on the forward-looking statements in this report (and in the relevant appendices to the court application attached to this report) when making an investment decision. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix A

Unofficial Translation

Affidavit

I, the undersigned, Emanuel Avner, ID No. 056524192, after being cautioned that I must say the truth, and that if I will not do so I would be liable to the penalties as set forth in the Law, hereby declare as follows:

a.	I am an accountant by profession, and serve as the Chief Financial Officer of Partner Communications Company Ltd. (hereinafter: "the Company").

b.
I am authorized to give this affidavit on behalf of the Company, in support of an Application for approval of distribution in the sum of NIS 1.4 billion, that constitutes the sum of about NIS 9.07 per share, submitted to the District Court (hereinafter: "the Application"), in accordance with the decision of the Board of Directors of the Company (hereinafter: "the Requested Distribution").

1.
The Company is the second largest cellular operator in Israel, from amongst the four companies currently operating in the Israeli cellular telecommunications market. As of September 30, 2009 the number of the Company’s subscribers exceeds 3 million, which represents a market share of around 32%1.

2.
The Company enjoys an annual income turnover of approximately NIS 6 billion, and generates annual profits of more than NIS 1billion. The Company generates a free cash flow,2 of approximately NIS 1 billion per year.

3.
Regarding the strength, solidity, and repayment ability of the Company, even after the Requested Distribution, I wish to refer to the economic opinion that the Company received, for the purpose of the Requested Distribution, from Ernest Young (Israel) Ltd., (hereinafter: "the Economic Opinion"), attached to the Application, according to which "Taking into account both the current and projected cash-flow and the financial strength of the company from a balance sheet point of view, no reasonable suspicion exists that a reduction of capital in the sum of NIS 1.4 billion would prevent the Company from being able to meet its existing and anticipated obligations when the time comes for them to be redeemed." According to an examination done by the Company, it has at its disposal the monies required for the purpose of the Requested Distribution, in light of various raising of debts that it has recently carried out.

4.
The Company is one of the largest telecommunication operators in Israel, which operates in the Israeli market under the orangeTM brand. In accordance with various telecommunication licenses held by the Company,3 the Company offers a range of cellular services using the GSM technology, including local and international calls, marketing and sales of hand set equipment, data and content services, third generation cellular services, cellular surfing, and content access services.

As part of the Company’s business development plans, and in order to increase its revenue, the Company also provides land line telephone services, also via VOB (Voice over Broadband) technology, and launched internet access services and multimedia services.

1	All the figures in my affidavit are as of the Company’s financial reports of September 30 2009, unless otherwise noted.

2	In this affidavit free cash flow means the cash flow after adjustment for current activities and after investment activities.

3	Some of the licenses were issued to partnerships in which the Company is a limited partner.

Unofficial Translation

5.
The Company was incorporated in Israel in 1997 as a private company in accordance with the Companies Ordinance (new version) 5743-1983. In October 1999 the Company carried out an initial public offer of the Company’s American Depositary Shares which were registered for trade on the Nasdaq Global Select Market. Since July 2001 the Company’s shares have also been registered for trade on the Tel Aviv Stock Exchange Ltd. The Company's registered capital totals NIS 2,350,000, divided into 235,000,000 ordinary shares with a nominal value of NIS 0.01 each. As of December 29, 2009, the Company’s issued capital incorporated 154,424,511 issued and redeemed shares4.

6.
The controlling owner of the Company is Scailex Corporation Ltd. (“Scailex”), a public company whose shares are registered for trade on the Tel Aviv Stock Exchange and are listed in the Pink Quote in the United States, which acquired approximately 51.22% of the Company's issued and redeemed share capital5 in October 2009, based on a total company valuation of approximately NIS 10.3 billion, which (according to the information provided to the Company by Scailex) was partly funded by equity and largely funded by outside financing.

7.
The Company has accumulated from time to time considerable sums of profits, that, according to the legal advice given to the Company, are eligible to be distributed, and consequently the Company has carried out over the course of recent years a number of distributions of these profits, as follows:6

7.1   Based on the Company’s profits for 2006-2008 cash dividends of about NIS 2.3 billion were distributed (the Company also repurchased its shares in the sum of some NIS 351 million).

7.2   Based on the Company’s profits for 2009 a dividend of about NIS 766 million was announced and distributed, up to submission of this application.

8.
The Company's legal advisors have informed me that the Company's organ which is authorized to decide upon the distribution of dividends, including such that is made in accordance with Section 303 of the Companies Law since it does not meet the profit criterion, is the Board of Directors of the Company. In this context see the Company's Articles of Association, attached as Appendix 1 to my affidavit.

9.
The consolidated financial report of the Company for the purpose of the Application are the surveyed financial reports as of September 30, 2009 (hereinafter: "the Financial Reports"), attached as Appendix 2 to my affidavit.

10.
In my opinion, as well as in the opinion of the management of the Company and its Board of Directors, there is no reasonable suspicion that the distribution will prevent the Company from meeting its existing and expected obligations when their time of repayment arrives.

11.
I would like to point out that the Company's financing banks, that have expertise in credit risks and various financial risks, gave their consent to the execution of the Requested Distribution, and even provided the Company with credit in these very days, and to my understanding this gives positive indication of their opinion regarding the repayment ability of the credit they provided to the Company.

4	Excluding dormant shares held by Partner

5
Not on a fully diluted basis, and excluding the dormant shares held by Partner. In accordance with the information provided to the Company by Scailex, as of the date at which this Application was submitted and following the sale of part of the shares to third parties, Scailex’s current holding in the Company is 44.84%. In addition, according to information provided to the Company by Scailex, Suny Electronics Ltd., Scailex’s parent company, owns about 1.41% of the Company’s issued capital.

6	It should be noted that, starting from 2007, the Company has a declared dividend distribution policy of 80% of the company’s net profit.

2

Unofficial Translation

12.
Furthermore, the bonds (Series B) issued on November 25, 2009, after the Company published the possibility of executing the capital reduction, and even included an express reference to this in the Deed of Trust, were also rated by S&P Ma'alot in the category ilAA-/Stable, and therefore it appears that the rating company did not consider the capital reduction to have a real negative impact on the repayment ability of the Company.

13.
Concurrently with the submission of the Application, the Company is publishing a notification to all its creditors in two Israeli newspapers regarding the submission of the Application. A copy of the wording of the notification to the creditors is attached as Appendix 3 to my affidavit.

14.
The Company shall send, by registered mail, within three business days of the date of submission of the Application, a notification to its essential and secured creditors known to it, in the wording of the notification to its essential and secured creditors, attached as Appendix 4 to my affidavit, or in a similar wording.

15.
The Company shall send a notification to the Companies Registrar, as set forth in regulation 4 of the Distribution Regulations, in the wording of the notification attached as Appendix 5 to my affidavit, or in a similar wording.

16.
Copies of the immediate reports published by the Company (as an "external corporation" in accordance with the Securities Law, 5728-1968) regarding the Requested Distribution and regarding the decision of the Board of Directors to approve it (subject to the approval by the honorable Court) are attached as Appendix 6 to my affidavit.

17.	The consents of the banks that provided the Company with credit and/or lines of credit for the Requested Distribution are attached as Appendixes 7-9 to my affidavit.

18.
The bond holders (Series B) of the Company have given their consent in advance to the Requested Distribution, including via the Trustee of the bonds (Series B), as set forth in the Deed of Trust signed between the Company and the Trustee of the bonds (Series B), attached as Appendix 10 to my affidavit.

19.
I would like to point out that to the extent that this affidavit refers to legal matters, which lie outside my field of expertise, then this affidavit, in those subjects, has been given based on the legal advisors of the Company.

This is my name, this is my signature below, and the content of the above affidavit is true.
_____________________
[Signature]
Emanuel Avner

3

Unofficial Translation

Approval by the advocate

I, the undersigned, advocate Ya'akov Zakai, License No. 14195, hereby confirm that on December 30, 2009, there appeared before me Mr. Emanuel Avner, ID No. 056524192, and after I cautioned him that he must say the truth, and that if he did not do so he would be liable to the penalties as set forth in the law, confirmed the correctness of his affidavit and signed it before me.
____________________________
[signature and stamp]
Advocate Ya'akov Zakai

4

Appendix B

Unofficial Translation

Partner Communications Company Ltd. Economic Opinion Regarding Examination of Solvency and Financial Strength in Respect of Capital Reduction in the Company December 29, 2009

December 29, 2009

Expert Opinion

A.	Name of expert – Yaron Har Zvi, CPA, identity number 024288086

B	Place of work – Ernst & Young (Israel) Ltd. 3 Aminadav Street Tel Aviv

C.	Education and experience

Yaron Har Zvi, CPA – Undergraduate degree (B.A.) in Accounting and Business Administration from the College of Administration, Israel and he is a Certified Public Accountant in Israel.

Yaron is a Senior Partner and member of the management board of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. He is the Israeli leader of the Transaction Advisory Services (TAS), the financial advisory department of Ernst & Young (Israel) Ltd., a member of the TAS Sub Area Leaders American Board and also a Member of Ernst & Young Global Valuation Group. Yaron has worked in Ernst & Young for 12 years, and has more than 15 years’ experience in the field. In the course of his work Yaron led projects related to leading companies in Israel and worldwide, including in the communication, retail, technology, financial, real estate and industrial sectors. During the years, he was involved in consulting for merger and acquisition (M&A) transactions worldwide, assistance to clients in preparation of financial and accounting due diligence, reorganization transactions, preparation of valuations for business and accounting purposes, and assisting Israeli and international companies in IPOs processes in London.

D.	The purpose of the opinion

We were requested by Partner Communications Company Ltd. (“Partner” or “the Company”) to express a professional opinion regarding the implications of expected capital reduction in the amount of NIS 1.4 billion, which does not meet the profit criterion  stated in the Companies Law, 1999 (distribution named capital reduction), on the Company’s financial strength and on its solvency as defined in Section 302 of the Companies Law, 1999 (“the Law”), i.e. whether reasonable concern exists that such capital reduction will prevent the Company from fulfilling its existing and expected liabilities as of repayment date (“the solvency criterion”).

I provide this opinion in accordance with the provisions of Section 25 of the Evidence Ordinance (New Version), 1971, and I hereby announce that I am well aware that for purposes of the provisions of the Criminal Law regarding perjury under oath, this opinion will be deemed evidence under caution in court proceedings.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

E.	The opinion considers the following subjects:

1.	Description of the Company

2.	Description of Partner acquisition by Scailex and the background of the application for capital reduction Company's financial statements analysis prior to the capital reduction

3.	Company's financial statements analysis prior to the capital reduction

4.	Analysis of Partner's financial strength compared to companies in the communication sector

5.	Analysis of the capital reduction impact on the expected cash flows of Partner and its future financial strength, including detailed analysis regarding years 2010 – 2013

6.	Summary and conclusions

F.	Summary of major conclusions of the opinion:

1.
Partner is the second largest cellular communication operator among the four companies operating in the cellular sector in Israel, with more than three million subscribers as of September 30, 2009, constituting a market share of 32%.

2.
During the years, the Company demonstrated financial stability and growth, wherein the Company’s revenues amounted to NIS 5.6 billion, NIS 6.1 billion and NIS 6.3 billion, in the years 2006, 2007 and 2008, respectively; the Company’s EBITDA margin was 33% of the revenues in the years 2006 and 2007, and increased to 36% of the revenues in 2008. The Company’s net income amounted to NIS 0.7 billion, NIS 0.9 billion and NIS 1.1 billion, in the years 2006, 2007 and 20081. In the first nine months of 2009, the Company maintained stable profitability rates compared to the corresponding period of the previous year.

3.
In respect of the years 2006 – 2008, the Company distributed a dividend in a total amount of NIS 2.3 billion (including buy-back of its shares in the amount of NIS 0.35 billion). In 2009, until the date of this opinion, a dividend was announced and/or distributed in the amount of NIS 0.8 billion. As from 2007, the Company has a announced dividend distribution policy of 80% of its net income.

4.
On October 28, 2009 the acquisition of 51.22% of the issued and outstanding share capital of Partner was finalized and completed by Scailex for a total consideration of approximately NIS 5.3 billion, implies a company value of NIS 10.3 billion.

5.
On November 7, 2009 Partner announced that it is considering a capital reduction in the amount of NIS 1 billion – NIS 1.4 billion. In accordance with its announcement to the stock exchange, on November 25, 2009, the Company raised, the amount of NIS 448 million through a private placement of notes linked to the CPI (Series B), repayable as from 2013. Partner intends to use this amount for the refinancing of its debt and/or as a substitute for bank financing for the payment of dividend resulting from a planned capital reduction.

6.
In addition to issuance of Series B notes, Partner signed financing agreements for provision of additional credit facilities in a total amount of NIS 1.5 billion with Bank Leumi, Bank Hapoalim and First International Bank.

7.	For the purposes of this opinion and examination of financial ratios, capital reduction in the amount of NIS 1.4 billion is assumed (unless otherwise is stated).

1	According to US GAAP.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

8.
The solvency criterion states that a company may make a distribution out of its profits, on condition that there is no reasonable concern that the distribution will prevent the company from meeting its existing and expected obligations, when they fall due. Accordingly, a company’s solvency should be examined taking into account present and expected cash flows of the Company and its financial strength from balance sheet aspect.

9.
As part of our economic opinion, we examined five financial ratios, which are based on balance sheet data, Company results and market information. The ratios chosen reflect the Company’s financial strength from a balance sheet aspect, as well as its future solvency, prior to and after the capital reduction.

10.
From the analysis of the Company’s financial ratios as of September 30, 2009, prior to the capital reduction, it appears that the Company’s financial ratios indicate a high level of financial strength and solvency compared to comparable companies in the communication sector on both the domestic and international markets.

11.
From similar analysis of the financial strength ratios and solvency ratios of the Company after the capital reduction, it appears that the Company is within the range of the companies in the domestic and the international markets. It should be emphasized that from the comparison of Partner with Cellcom, a company with very similar characteristics (in size and in type of activity as well as in financial results), it appears that after the capital reduction, the financial strength and solvency ratios of Partner will not differ materially from those of Cellcom (see chapter 4 below).

12.
It should be noted that although the Company’s shareholders’ equity as of September 30, 2009 amounted to NIS 1.9 billion, the economic value of the shareholders’ equity, as implied from Scailex transaction is NIS 10.3 billion and the market capital value as of the date of this opinion is approximately NIS 11 billion. The difference between the amount of the Company’s shareholders’ equity and the said values expresses the excess value of the balance sheet assets over their book value as well as the value of the goodwill and the other intangible assets (customer relationships, utilization rights of brand, etc), which are not recorded in the Company’s balance sheet in accordance with generally accepted accounting reporting standards, which do not allow recording the value of assets produced internally. This excess economic value reflects market estimates regarding both the value of the Company’s operating assets in excess of the book value and the Company’s ability to derive future cash flows. Both the value of the transaction and the Company’s market capital value reflect enterprise value (EV) materially exceeding the Company’s total net financial debt, prior to and after the proposed capital reduction, and indicate probable high solvency.

13.
In addition, we examined the Company’s future expected cash flows, including sensitivity analysis for some operating parameters and for Partner’s future debt raising ability. We examined in detail the cash flows for the years 2010 – 2013, and performed reasonability tests for the following years (see chapter 5 below).

14.
From examination of expected cash flows, assuming maintenance of a fixed debt level (raising of debt in the amount of repayment of the current debt), and including implementation of dividend distribution policy in the amount of 100% of the net income, it appears that the Company’s financial strength and ability to serve the debt therein, are not expected to be impaired after the capital reduction (see chapter 5.1 below).

15.
According to the sensitivity analysis, reflecting material deterioration of the Company’s results (decrease in Company revenues of 4% - 12%, and sharp decrease in net income of the Company of 11% - 33%), it appears that even under the assumption that during the period (2010 – 2013) the Company will not raise additional debt, the Company’s free cash flows (prior to dividend distribution) are expected to be positive and the Company is not expected to incur difficulties in serving its debts (see chapter 5.2 below).

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

16.
Moreover, in the event of deterioration in the Company’s results, the Company has other ways of action that may improve its results, which have not been considered within the sensitivity analysis, e.g. (1) reduction of the annual investment in fixed assets (2) reduction of Company expenses and improvement of efficiency.

17.
In addition to the above mentioned analyses, other external positive indications were examined including (a) re-approval of credit rating of Series A notes by S&P Maalot (-AA), assuming future capital structure with materially higher leverage; (b) raising of Series B notes, with investors acknowledgment  that capital reduction in the amount of NIS 1-1.4 billion is expected and consent to this reduction, while S&P Maalot rated these notes with the same rating as Series A; and (c) raising of NIS 1.5 billion from Leumi, Hapoalim and FIBI, while receiving letter of consent from the banks for  capital reduction in the amount of up to NIS 1.4 billion (see chapter 5.3 below).

Conclusion

In accordance with the above and as detailed in the report below, we conclude that no reasonable concern exist, that the capital reduction in the amount of NIS 1.4 billion will prevent the Company from the ability to fulfill its existing and future liabilities as of repayment date, taking into account present and expected cash flows, and financial strength of the Company from a balance sheet aspect.

Preparation of the opinion was based on the following information sources:

„	Audited financial statements of the Company as of December 31, 2008

„	Interim unaudited financial statements of the Company as of March 31, 2009, June 30, 2009 and September 30, 2009

„	Financial statements of comparable companies in the communication sector in Israel, United States and Europe

„	Analysts’ reports regarding Partner

„	Immediate reports of Scailex as published on the TASE website

„	Immediate reports of Partner as published on the TASE website

„	Report of S&P Maalot rating company as of October 5, 2009 regarding rating of Partner’s notes (Series A)

„	Credit facilities agreements and loan agreements from Bank Leumi, Bank Hapoalim and First International Bank, and letters of consent for the capital reduction in the amount of up to NIS 1.4 billion

„	Discussions with Company management

„	Other public information and data

It should be emphasized that the responsibility for reliability of financial statements, information, data and estimates provided lies with the provider of the data, and we are unable to confirm the accuracy, completeness and reasonableness of the data provided. For purposes of this document, we assumed that the data is accurate, complete and reasonable. In the event that it is ascertained otherwise, our opinion may change accordingly.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

This opinion, as any report, information or data, in writing or verbal, transmitted in this regard, is intended for the defined purposes only and the documents prepared may not be used or quoted in a prospectus and/or any other document without receiving our prior written consent. Without detracting from the present statement, no third party may utilize the documents or rely thereon without our advance written approval.

Notwithstanding the above, it is agreed that you will be entitled to transmit this opinion to your legal counsel, to courts of law regarding the process on which this opinion is based, to securities authorities and to any entity entitled by law, for purposes of its review.

We hereby confirm that we have no personal interest in Partner and that we have no personal interest in the relevant distribution. No connection or dependence exists between us and between the Company and between interested parties in the Company, as defined in Section 240(b) of the Companies Law, 1999.

Following are details of the findings and conclusions constituting an integral part of this opinion.

Yours sincerely,

Ernst & Young (Israel) Ltd.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Abbreviations

012	Smile 012 Communication Ltd.
Advent agreement	Advent Investments Pte Ltd. agreement
ARPU	Average Revenue Per User
Bezeq	Bezeq the Israel Telecommunication Corp, Limited
Cellcom	Cellcom Israel Ltd.
CPI DPO DIH DSO	Consumer Price Index Days Payable Outstanding Days Inventory Held Days Sales outstanding
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EV	Enterprise value
FFO	Funds From Operations
Hapoalim	Bank Hapoalim B.M.
HOT	HOT Communication Systems Ltd.
IFRS	International Financial Reporting Standards
FIBI	First International Bank of Israel Ltd.
ISP	Internet Service Provider
Leumi	Bank Leumi le-Israel B.M.
Mirs	Mirs Communication Ltd.
MOU	Minutes Of Use (monthly)
MVNO	Mobile Virtual Network Operator
Partner or the Company	Partner Communications Company Ltd.
Pelephone	Pelephone Communication Ltd.
SARC	Subscribers Acquisition and Retention Costs
Scilex	Scailex Corporation Ltd.
TASE	Tel Aviv Stock Exchange
Transaction	Acquisition of 51.22% of issued and outstanding share capital of Partner by Scailex
US GAAP	Generally Accepted Accounting Principles in the United States
VOB	Voice Over Broadband

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Content

1.	Description of the Company	9
2.	Description of acquisition transaction and background to application for capital reductoin	11
3.	Analysis of financial statements of the Company prior to date of capital reduction	12
4.	Analysis of Partner's financial strength compared to other companies in the communication sector	17
5.	Analysis of projected cash flows and financial ratios and their impact on the Company's financial strength	21
6.	Conclusion	29
Appendixes		30

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

1.            Description of the Company

Partner is the second largest cellular operator and telecommunication provider in Israel. The Company’s ADSs are quoted on the NASDAQ and its shares are traded on the TASE. The Company operates in the Israeli market under the “Orange” brand name, and offers a variety of cellular services with GSM technology including domestic and international calls, marketing and sale of end-user equipment, data and content services, third generation cellular services,  ISP services, Wi-Fi, fixed line telephony, roaming and other services.

The Company was founded in 1997 and is headquartered in Rosh Ha’ayin. As of December 31, 2008 Partner employed 4,671 personnel (based on number of equivalent positions). As of September 30, 2009 Partner had approximately three million subscribers, representing a market share of approximately 32%.

Partner’s mission statement is "To lead the Israeli communication market with innovative technology, service excellence and a different marketing approach, for the benefit of its shareholders, customers and employees". As part of realization of its strategy, Partner introduced a range of services including Internet access, multimedia services, VOB, electronic mailbox, ISP, entertainment services on the Internet, etc. Partner expects that these services will become the Company’s major growth drivers in the coming years.

Partner is subject to specific legislation in the communication sector requiring operating licenses: license for operation of cellular network, license for operation of domestic Bezeq services for landline phones and other licenses, determining limitations and restrictions on the Company’s activity. The Company is also subject to supervisory regulations regarding prices, issued by the Minister of Communication, including mobility of numbers, billing units and interconnect tariffs.

In accordance with the trend in recent years, regulation in the communication sector in Israel is increasing, in general, and for cellular operators, specifically, and is expected to continue to increase and to determine limitations and restrictions on existing and potential areas of activity and to increase pressure toward tariffs deductions for consumers.

Competition in the sector has sharpened in recent years, as a result of saturation in respect of penetration rates and decrease in growth rates, compared to previous years, and as a result of regulatory changes, as stated above. The competition is expressed mainly in technological changes, introduction of new products and services, approach to specific target groups, etc.

Recently, changes occurred and expected to occur in the communication sector in Israel, in general, and in the cellular sector, specifically, which is expected to impact on the market share of companies operating in this sector, e.g.  (1) sale of control in Partner; (2) sale of Mirs; (3) sale of control in Bezeq; (4) sale of 012 activity; (5) expected entry of MVNO, etc.

Currently four companies holding general licenses for provision of cellular services operate in the cellular communication sector in Israel. The market shares in Israel as of December 31, 2008 are as follows: Cellcom 34.3%, Partner 31.6%, Pelephone 28.7% and Mirs 5.4%.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Number of subscribers of the three largest companies in cellular communication sector in Israel in years 2005 – 9/2009:

The three companies increased their customer base during the relevant period concurrently with an increase in the cellular market. Cellcom leads the number of subscribers and Partner is second. It may be seen that the increase in Partner’s subscribers is higher compared to its competitors during the first nine months of 2009.

The following graphs illustrate ARPU and MOU data of the three leading cellular companies in Israel:

The above data illustrate that Partner is characterized by higher ARPU than its competitors in the sector, mainly as a result of its broad third generation customer base and roaming income. It should be noted that in the first three quarters of 2009, the difference between Partner and Cellcom decreased, mainly as a result of decrease in Partner’s ARPU. In addition, the Company’s MOU are higher than its competitors.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

2.            Description of acquisition transaction and background to application for capital reduction

On October 28, 2009, an agreement was finalized and completed for acquisition of 78,940,104 shares of NIS 0.01 par value each, of the Company by Scailex, representing, as of the date of the Advent agreement, 51.22% of the issued and outstanding share capital of Partner (not fully diluted and without taking into consideration dormant shares held by Partner), implying a company value of NIS 10.3 billion.

On November 7, 2009 Partner announced that it is considering a capital reduction in the amount of NIS 1 billion – NIS 1.4 billion. In accordance with its announcement to TASE on November 25, 2009, the Company raised, for the purpose of refinancing of its debt and/or as a substitute for bank financing for the payment of dividend resulting from a planned capital reduction, the amount of NIS 448 million through a private placement of notes linked to the CPI (Series B). The principal amount of Series B notes will be repayable in four equal annual installments between 2013 and 2016 and will bear interest at an annual rate of 3.4%. The interest rate on the notes will be increased by 0.6% per annum (total 4.0%) until a prospectus or a shelf offering report is published for the listing of the notes for trade on the TASE.

In addition to issuance of Series B notes, Partner signed financing agreements for additional credit facilities and loans in a total amount of NIS 1,500 million with Leumi, Hapoalim and FIBI.

Currency: NISm
Bank	Amount	Covenant	Period
Leumi	700	Net Financial Debt / EBITDA < 4	3 years
Hapoalim	500	Net Financial Debt / EBITDA < 4	NIS 250 million for 3 years and NIS 250 million for 5 years
FIBI	300	(1) Net Financial Debt / EBITDA < 4	4 years
		(2) Will not constitute over 20% of the Company’s debt to banks

Total	1,500

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

3.            Analysis of financial statements of the Company prior to date of capital reduction

As from January 1, 2009 Partner adopted IFRS.

3.1 Statement of profit and loss

The data for 2007 presented below are prepared according to US GAAP and as from 2008 and onward according to IFRS.

Currency: NISm	Year ended December 31		9 months period ended September 30		9 months period ended September 30		Year ended December 31

	2007	2008	2008	2009	2007	2008	2008	2009
Revenues	6,114	6,302	4,749	4,501	100.0%	100.0%	100.0%	100.0%
Gross Profit	2,022	2,434	1,841	1,728	33.1%	38.6%	38.8%	38.4%
Operating Profit	1,399	1,826	1,393	1,269	22.9%	29.0%	29.3%	28.2%
Finance costs, net	126	184	147	135	2.1%	2.9%	3.1%	3.0%
Net Income	940	1,198	908	847	15.4%	19.0%	19.1%	18.8%
EBITDA	2,015	2,298	1,742	1,696	33.0%	36.5%	36.7%	37.7%

Revenues

„	The Company’s revenues in the first nine months of 2009 decreased by 5% compared to the corresponding period of the previous year.

„
Services revenues – representing 90% of total revenues, decreased by 2.7% in the first nine months of 2009, compared to the corresponding period of the previous year. The decrease results mainly from the following:

-
Decrease in billing interval from twelve seconds to one second in accordance with requirements issued by the Ministry of Communication as from January 1, 2009, resulting in a decrease in effective tariffs;

-	Competitive market conditions impacting on outgoing call tariffs;
-	Decrease in income from roaming services as a result of worldwide financial recession.

On the other hand:

-	Increase of 4.4% in number of subscribers compared to September 30, 2008;
-	Increase in part of post-paid subscribers in customer mix;
-	Increase in content and data revenues and revenues from non-cellular services (new fixed line services).

„
Equipment revenues – the Company’s revenues from sale of end-user equipment decreased by 23% compared to the first nine months of 2008. The decrease is derived from capitalization of handset subsidies following the adoption of IFRS.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Gross profit

„	Gross profit from services – decrease in gross profit in the first nine months of 2009 compared to the corresponding period of the previous year is derived from:

-	Additional expenses associated with the new fixed line services;
-	Additional depreciation expenses derived from capitalization of SARC as from the beginning of 2009;
-	One-time non-recurring costs, e.g. write off of cost of network equipment and one-time provision in respect of the past use of a frequency band on a shared basis with another mobile operator.

„	Gross profit from non-capitalized equipment sales increased as a result of capitalization of handset subsidies following the adoption of IFRS, with a total cost amounted to NIS 134 million.

„	The gross profit margin decreased in the first nine months of 2009 by 0.4%, compared to the corresponding period of the previous year, and by 0.2%, compared to 2008.

Operating expenses

„
The operating expenses rate of the Company out of total revenues increased by 0.7% in the first nine months of 2009, compared to the corresponding period of the previous year, and by 0.6% compared to 2008. This increase reflects (1) additional marketing and selling costs related to the ISP and the VOB initiatives; (2) increase in provision for doubtful accounts derived from an increase in the number of non-credit card transactions. This increase partly offset by the capitalization of sale commissions under IFRS.

Operating income

„	Operating profit in the first nine months of 2009 decreased by 8.9% compared to the corresponding period of the previous year, a decrease of NIS 124 million.

EBITDA

„
The EBITDA in the first nine months of 2009 amounted to NIS 1,696 million, compared to NIS 1,742 million in the corresponding period of the previous year. The decrease in the EBITDA is attributed mainly to establishment of the ISP and fixed line telephony initiatives and to a decrease in service revenues. In contrast to the decrease in the EBITDA, an increase was recorded in the EBITDA margin between the periods from 36.7% in the first nine months of 2008 to 37.7% in the first nine months of 2009.

Finance costs

„
Financing costs decreased in the first nine months of 2009 by NIS 12 million, compared to the corresponding period of the previous year. No material change was evident in the amount of the expenses as a result of set-off implications of decrease in CPI linkages expenses and losses/gains resulted from currency fluctuations.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Net income

„
Net income in the first nine months of 2009 amounted to NIS 847 million, a decrease of 7% compared to the corresponding period of the previous year, in which the Company recorded net income in the amount of NIS 908 million.

3.2 Balance sheet data

Following are the Company's major balance sheet balances as of December 31, 2007, December 31, 2008 and September 30, 2009, according to IFRS:

Currency: NISm	December 31		September 30
	2007	2008	2009
Working Capital, net	683	560	739
Fixed Assets	1,689	1,935	2,048
Financial Debt, net	1,935	1,997	2,063
Equity	1,815	1,732	1,941

Working capital, net

The net working capital rate as percentage of revenues is 11.2%, 8.9% and 12.2%, as of December 31, 2007, December 31, 2008 and September 30, 2009, respectively. As of September 30, 2009 the net working capital balance, increased compared to the end of 2008. This increase is mainly resulting from increase in the number of handsets sold and increase in the number of handsets sold through non-secured transactions not through credit card (the Company performs factoring on the secured transactions).

The following table details DPO, DSO and DIH:
	Average 2007	Average 2008	Average Last 12 Months ended September 30, 2009
DPO	56	64	71
DSO	54	56	61
DIH	12	12	13

*2007 data is based on Financial statements according to US GAAP

Fixed assets

Currency: NISm	December 31		September 30
Fixed Assets Investments	2007	2008	2009
Fixed Assets Investments	527	522	429
Depreciation for period	510	316	263
Depreciation/Investment rate	97%	61%	61%

As a result of the adoption of IFRS, fixed assets were revalued and economic life was amended. Accordingly, the Company’s depreciation and amortization rates decreased.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Financial debt, net

Currency: NISm	December 31		September 30
Net Financial Debt composition	2007	2008	2009
Cash and cash equivalents	148	184	33
Current maturities of long term liabilities and short term loans	28	567	751
Dividend Payable	-	-	230
Non current notes payable	2,055	1,613	1,115
Financial Debt, net	1,935	1,996	2,063

The Company’s net financial debt is composed mainly of Series A notes that were issued in 2005. The principal is repaid in 12 equal quarterly installments, linked to the CPI as from June 30, 2009. The notes bear interest at the rate of 4.25% per annum, linked to the CPI, and are payable quarterly as from June 30, 2005. As of September 30, 2009 the financial debt balance is composed of ten installments of Series A notes.

In addition, as stated in chapter 2 above, on November 25, 2009 the Company raised Series B notes in a total amount of NIS 448 million, repayable as from 2013.

Shareholders’ equity

Following is the structure of the Company’s shareholders’ equity as of September 30, 2009:

Currency: NISm	September 30
2009
Share capital	2
Capital surplus	2,470
Accumulated deficit	(180)
Treasury shares	(351)
Total equity	1,941

The Company has accumulated deficit in the amount of NIS 180 million as of September 30, 2009. Starting 2005 the Company distributed a dividend in each of the years. As from 2007 the Company has a announced dividend distribution policy of 80% of its net income.

After balance sheet date, a dividend in the amount of NIS 300 million was announced.

Since the Company does not have retained earnings from accounting perspective, and assuming distribution of the balance of earnings available for distribution, the Company applies the court to approve dividend distribution (capital reduction) from its shares surplus.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

3.3  Financial ratios

Following are the principal financial ratios as of December 31, 2007, December 31, 2008 and September 30, 2009:

Historical financial ratio	2007	2008	Q3/2009
Net debt / (Net debt + Equity)	52%	54%	52%
Net debt / Equity	107%	115%	106%
Net debt / Balance sheet	38%	39%	39%
Quick ratio	116%	78%	62%
Current ratio	127%	85%	69%

According to financial leverage ratios, the Company maintains stability over the relevant years, while according to liquidity ratios deterioration is evident in the years as from 2008.

Deterioration in the liquidity ratios in the years 2008 – 2009 is derived mainly from addition of current maturities in respect of notes (Series A), which included two payments of principal as of December 31, 2008 and four payments as of September 30, 2009.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

4.        Analysis of Partner's financial strength compared to other companies in the communication sector

In order to examine the Company’s financial strength as a result of future capital reduction, we implemented comparative analysis in respect of comparable companies in Israel and abroad regarding parameters indicating financial strength. The comparable companies examined are public companies in Israel and abroad, operating in the communication sector. The companies in the sample offer a variety of communication services, inter alia, cellular communication services, domestic communication services, international communication services, multi-channel television services by satellite, Internet access services, customer service desks, maintenance and development of communication infrastructure, provision of communication services to other communication providers, distribution of television and radio broadcasts to the public, etc. The companies examined represent three principal geographic areas: Israel, United States and Europe.

For purposes of comparison between the companies, five financial ratios were chosen, through which financial strength of companies may be examined. The five ratios may be divided into two principal groups:

1. Ratios based on balance sheet/accounting data – these ratios express the proportion of debt relative to shareholders’ equity for accounting purposes.

A.	Net debt to total balance sheet
B.	Net debt to shareholders’ equity
C.	Net debt to shareholders’ equity+net debt

2. Ratios of an economic nature, based on operating results and market value.

A.
Net debt to EV – the EV reflects the economic value of operating assets and activity of a company, based on market value. This economic value reflects market estimates regarding the value of a company’s operating assets in excess of their book value and regarding the company’s ability to derive future cash flows.

B.
Net debt to EBITDA – this ratio reflects a debt coverage ratio and a company’s ability to repay the debt from its own sources. It should be emphasized that this ratio is generally utilized by financial institutions in financing debts for companies, as a financial covenant. Insofar as this ratio is lower, the company’s solvency is greater.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

4.1 Israel

Several public companies operate in Israel in the communication sector, the largest of which are Cellcom, Bezeq, HOT and 012.

Following are chosen financial ratios based on financial data as of September 30, 2009, presented in Appendix A-1 to this opinion, and which indicate financial strength of the companies:

Currency: NISm	Net debt/		Net debt/		Net debt/	Maalot
Company's name	Balance Sheet	Net debt/ Equity	Net debt + Equity	Net debt/ EV	EBITDA*	S&P rating
Partner	0.39	1.06	52%	16%	0.92	AA	-
Partner proforma**	0.65	6.40	86%	27%	1.55	AA	-***
Cellcom	0.52	8.56	90%	23%	1.32	AA
Bezeq	0.25	0.60	37%	15%	0.80	AA	+
Hot	0.53	2.07	67%	50%	2.66
012	0.02	0.04	4%	3%	0.12
Median****	0.39	1.33	52%	19%	1.06
Average****	0.33	2.82	50%	23%	1.23

*Last months.
**Partner's data assumes NIS 1.4 Billion capital reduction.
***According to report as of October 5th  that considering expected capital reduction.
****Median and Average does not include Partner.

From comparison of the financial ratios between Partner and the other local communication companies, it appears that in three of the five financial ratios indicating financial strength and solvency, Partner’s ratios are lower than the average in the sector, indicating financial strength and solvency prior to the capital reduction. In the other two ratios, Partner’s ratios do not differ materially from the average and, in any case, are in the range of the sample. From comparison of Partner to sector data, assuming capital reduction, it appears that most of Partner’s ratios will be above the sector average but still in the range of ratios existing in the sector at present.

Among the Israeli companies compared, we emphasize the comparison with Cellcom, a company with very similar characteristics, in size and in type of activity as well as in financial results.

Cellcom is an Israeli cellular communication company that was founded in 1994 as the second cellular company in Israel after Pelephone, which was founded in 1986 and is the first cellular operator in Israel. In 2006 Cellcom was first issued on the NASDAQ and in 2007 on the TASE. Presently, Cellcom is the largest cellular communication company in Israel with a market share of approximately 34%.

The following table summarizes the major financial information of Cellcom and Partner as of September 30, 2009:

Currency: NISm						Net financial
Company's name	Market Cap	EV	Revenue	EBITDA	% EBITDA*	debt	Equity
Partner	10,970	13,033	6,054	2,238	37%	2,063	1,941
Partner proforma**	9,570	13,033	6,054	2,238	37%	3,463	541
Cellcom	11,087	14,418	6,416	2,516	39%	3,331	389

*Last 12 months.
**Partner's data assumes NIS 1.4 Billion capital reduction.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

According to the table, the similarity between the companies in all matters relating to income and profitability may be ascertained; also, it may be ascertained that Cellcom has higher leverage ratio compared to Partner. Cellcom has a net financial debt in the amount of NIS 3,331 million while Partner’s net financial debt is only NIS 2,063 million. According to the table above, clearly in each of the five ratios indicating financial strength, Partner’s ratios are definitively lower than Cellcom’s. The ratio of net debt to shareholders’ equity plus net debt is 90% in Cellcom and only 52% in Partner. The ratio of net debt to EV is 23% in Cellcom and only 16% in Partner.

From comparison of the rating of the companies, it appears that notwithstanding the high leverage ratios in Cellcom compared to Partner, the rating companies rate Cellcom higher than Partner. According to S&P Maalot’s rating, Cellcom’s notes are rated AA while Partner’s notes are rated –AA. Until March 2009, Cellcom was rated –AA similarly to Partner, however in March S&P Maalot announced an increase in Cellcom’s rating by one level, from –AA to AA, toward the raising of notes in the amount of NIS 300 million. Increase in the rating to AA was derived mainly from the expectation that Cellcom will continue to derive high cash flows and to maintain a relatively high level of operating profit in 2009.

In conclusion, from comparison between Cellcom and Partner, clear characteristics arise – on one hand material similarity between the two companies in all matters relating to operating activity (revenue, profitability) and, on the other hand, material difference between the companies in their capital structure and financial ratios indicating strength. Also, it appears that this clear difference is not expressed in the companies’ rating, as evidenced by Cellcom’s higher rating than Partner. Moreover, from analysis of Partner’s data, assuming capital reduction, it appears that Partner’s financial strength ratios will not differ materially from Cellcom’s financial strength ratios, and the rating of its notes is not expected to decrease as a result of the capital reduction (see chapter 5.3 below).

It should be noted that although the Company’s shareholders’ equity as of September 30, 2009 amounted to NIS 1.9 billion, the economic value of the shareholders’ equity, as implied from Scailex transaction is NIS 10.3 billion and the market capital value as of the date of this opinion is approximately NIS 11 billion. The difference between the amount of the Company’s shareholders’ equity and the said values expresses the excess value of the balance sheet assets over their book value as well as the value of the goodwill and the other intangible assets (customer relationships, utilization rights of brand, etc), which are not recorded in the Company’s balance sheet in accordance with generally accepted accounting reporting standards, which do not allow recording the value of assets produced internally. This excess economic value reflects market estimates regarding both the value of the Company’s operating assets in excess of the book value and the Company’s ability to derive future cash flows. Both the value of the transaction and the Company’s market capital value reflect enterprise value (EV) materially exceeding the Company’s total net financial debt, prior to and after the proposed capital reduction, and indicate probable high solvency.

4.2 Comparable companies abroad

Several public companies operate in the United States in the communication sector. For purposes of the sample, companies were chosen with characteristics and activity similar, insofar as possible, to the Company, The companies chosen are: AT&T Inc., Rogers Communications Inc., Qwest Communications International Inc. Verizon Communications Inc. ("AT&T", "Rogers", "Qwest", "Verizon").

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Following are chosen financial ratios based on financial data presented in Appendix A-2 to this opinion, which indicate financial strength of the companies:

	Net debt/	Net debt/	Net debt/	Net debt/	Net debt/	Rating
Company's name	Balance Sheet	Equity	Net debt + Equity	EV	EBITDA*	Moody's	S&P
Partner	0.39	1.06	52%	16%	0.92	Baa3***
Partner proforma**	0.65	6.40	86%	27%	1.55
AT&T	0.26	0.69	41%	28%	1.67	A2	A
Rogers	0.53	1.94	66%	32%	2.27	Baa2	BBB
Qwest	0.60	n/a	109%	65%	2.73	Ba3	BB
Verizon	0.27	0.72	42%	42%	1.85	A3	A
Median****	0.40	0.72	54%	37%	2.06
Average****	0.41	1.12	65%	42%	2.13

    *Last 12 months.
    **Partner's data assumes NIS 1.4 Billion capital reduction.
    ***According to report as of October 5th  that considering expected capital reduction.
    ****Median and Average does not include Partner.

The companies chosen for purposes of the sample that operate in Europe in the communication sector are Vodafone Group Plc, Deutche Telekom AG, KPN, Telecom Italia Spa, Swisscom AG, Telefonica S.A.

Following are chosen financial ratios based on financial data presented in Appendix A-3 to this opinion, which indicate financial strength of the companies:

	Net debt/	Net debt/	Net debt/	Net debt/	Net debt/	Rating
Company's name	Balance Sheet	Equity	Net debt+ Equity	EV	EBITDA*	Moody's	S&P
Partner	0.39	1.06	52%	16%	0.92	Baa3***
Partner proforma**	0.65	6.40	86%	27%	1.55
Vodafone Group PLC	0.23	0.41	29%	33%	2.34	Baa1	A	-
Deutche Telekom AG	0.37	1.14	53%	54%	2.50	Baa1	BB	+
KPN	0.48	4.01	80%	38%	2.28	Baa2	BBB	+
Telecom Italia Spa	0.45	1.39	58%	64%	3.35	Baa2	BBB
Telefonica S.A	0.43	2.26	69%	34%	2.00	Baa1	A	-
Swisscom AG	0.44	1.52	60%	33%	2.05	A2	A
Median****	0.44	1.46	59%	36%	2.31
Average****	0.40	1.79	58%	43%	2.42

    *Last 12 months.
    **Partner's data assumes NIS 1.4 Billion capital reduction.
    ***According to report as of October 5th that considering expected capital reduction.
    ****Median and Average does not include Partner.

From comparison of Partner's data to local and international companies, it may be seen that the financial strength ratios in Partner prior to the capital reduction are lower than the financial ratios of the other communication companies, indicating of Partners soundness and financial strength today. From analysis of the financial ratios assuming the expected capital reduction in Partner in the amount of NIS 1.4 billion, it appears that the financial ratios based on balance sheet and accounting data are in the high range of the sample while the financial ratios, reflecting market estimates regarding debt coverage ability (solvency) are superior compared to the comparable companies.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

5.    Analysis of projected cash flows and financial ratios and their impact on the Company's financial strength

The solvency criterion states that a company may make a distribution out of its profits, on condition that there no reasonable concern that the distribution will prevent the company from meeting its existing and expected obligations, when they fall due. Accordingly, a company’s solvency should be examined taking into account present and expected cash flows of the Company and its financial strength terms of its ratio analysis from a balance sheet aspect. In expressing an opinion on the Company’s financial strength as a result of the capital reduction, we examined its solvency, considering its expected future cash flows and detailed analysis for the years 2010 – 2013, and the Company’s financial strength relating to balance sheet items in these years.

5.1 Analysis of Partner’s projected cash flows and financial ratios

Partner’s projected cash flows express the Company’s current ongoing business activity and assume debt raising concurrently with repayment of existing debts, while maintaining a stable leverage rate in the Company. Following are the major assumptions on which the Company’s projected cash flows are based:

„	Revenues

-
Revenues from air time are based on (1) the existing and expected number of the Company’s subscribers, taking into account change in Partner’s market share as a result of changes in the cellular market (sale of Mirs and entry of MVNO), which impact negatively on the Company’s revenues; and (2) ARPU resulting from MOU, tariffs and consumption of other services, such as content services.

-	Other revenues relates to revenues derived from developments in new services, such as VOB, ISP, etc.

The major parameters utilized in estimating Partner’s projected cash flows:

Main parameters	2010	2011	2012	2013
No. of subscribers as of year end (thousands)	3,056	3,006	3,023	3,039
Market Share	31.9%	31.0%	30.2%	29.7%
ARPU	145	141	139	140
MOU	372	391	410	429

„
Gross profit – the Company’s gross profit in the first nine months of 2009 represents 38.4% of total revenues, and is expected to decrease gradually to approximately 35.3%. The expected decrease is derived, inter alia, from the possibility that Partner will be obliged to pay royalties in 2013 in respect of the “Orange” brand name use. According to the existing agreement, the Company is exempt from payments for the brand name until 2013.

„
Operating expenses – the Company’s operating expenses in the first nine months of 2009 represent 12.6% of total revenues. The rate of operating expenses is expected to range between 12.2% - 12.9%, over the projected years. The Company’s operating expenses are affected by the Company’s expenses incurred in accordance with the ISP initiative and other new projects; this impact will moderate in coming years through improvement of processes in the Company as a result of efficiency measures being implemented presently in the Company.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

„
Finance costs – finance costs are composed of interest expenses incurred in accordance with existing terms of the Company’s notes and credit from banks, and notes expected to be issued for purposes of refinancing of the Company debt and/or dividend payment resulting from the planned capital reduction.

„	Taxes on income – tax rates are based on statutory tax rates with the addition of 1%, reflecting the effective tax rate.

Following are the projected profit and loss for the years 2010 – 2013:

Currency: NISm	Year ended December 31					Year ended December 31
Profit and Loss	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
Revenues	6,049	6,204	6,303	6,399	6,564	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	2,311	2,334	2,379	2,379	2,319	38.2%	37.6%	37.7%	37.2%	35.3%
Operating profit	1,681	1,656	1,707	1,702	1,644	27.8%	26.7%	27.1%	26.6%	25.1%
Finance costs, net	164	289	275	227	253	2.7%	4.7%	4.4%	3.6%	3.8%
Profit before income tax	1,517	1,367	1,432	1,475	1,391	25.1%	22.0%	22.7%	23.0%	21.2%
Income tax expenses	385	348	350	346	312	25.4%	25.6%	24.4%	23.4%	22.4%
Net Income	1,132	1,019	1,082	1,129	1,079	18.7%	16.4%	17.2%	17.6%	16.4%
EBITDA	2,259	2,393	2,429	2,443	2,442	37.3%	38.6%	38.5%	38.2%	37.2%

„	Capital expenditures – annual investment of NIS 500 million in fixed assets is assumed.

„	Debt and financing – the following table presents the Company’s repayment and debt raising in the projected years:

Currency: NISm
Financing cash flow (principle only)	2009	2010	2011	2012	2013
Bank credit:
Admission	-	1,500	-	950	300
Payment	-	-	-	(950)	(300)
Notes Payable:
Issuance/expansion	448	550	785	199	274
Payment	(559)	(766)	(785)	(199)	(274)

In 2010, debt raising through expansion of the existing notes series (Series B) is assumed, according to the terms stated in chapter 2 of this opinion. In years thereafter, debt raising through new notes series is assumed, according to terms similar to Series B notes, in the amount of the notes repayment for the same year.

In 2012, the loan to Leumi in the amount of NIS 700 million will be repaid and NIS 250 million will be repaid to Hapoalim. It is assumed that Partner will refinance these loans with similar terms. Similarly, it is assumed that the loan from FIBI will be refinanced in 2013. It should be emphasized that worsening of interest rates of the refinanced debt (up to an increase of 5%) will not impact materially on the results and conclusions of this opinion.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

„
Dividend payments – it is assumed that as from 2010 Partner will distribute a dividend in the amount equal to 100% of the net income in the regular course of business. Of the announced dividend, 75% is paid in the same year and 25% in the year following the year of the dividend announcement.

„	Capital reduction – capital reduction in the amount of NIS 1.4 billion is assumed.

Following are the financial ratios according to Partner’s projected cash flows:

Currency: NISm	Year ended December 31
	2009	2010	2011	2012	2013
Net Financial debt	2,317	3,712	3,715	3,713	3,696
Equity	1,715	352	389	426	463
Net debt / (Equity+Net debt)	57%	91%	91%	90%	89%
Net debt / EBITDA	1.03	1.55	1.53	1.52	1.51

Examination of the financial ratios ascertains that, on one hand, the ratio of net debt/(shareholders’ equity + net debt) exceeds the average leverage of similar companies in Israel of approximately 50% (see chapter 4) and, on the other hand, this rate is similar to Cellcom, of approximately 90%.

Examination of the Company's ratio of net debt to the EBITDA ascertains that after the capital reduction, this rate is expected to range between 1.51 – 1.55. This rate is materially lower than financial covenants determined by the three banks that will finance the capital reduction, Leumi, Hapoalim and FIBI. The financial covenants determined in the financing agreements, in a total amount of NIS 1.5 billion, state that the ratio will not exceed 4. In addition, this ratio is lower than the financial covenants determined in the Series B notes, according to which, the debt to EBITDA less capital expenditures ratio will not exceed 6.5 and debt to EBITDA ratio will not exceed 4.

Assuming that the Company will be able to refinance its existing debt, it appears that the Company will be able to fulfill the capital reduction in the amount of NIS 1.4 billion, while payment of existing and expected liabilities and distributing dividends over the years of the projection period, equivalent to 100% of the Company’s net income.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Following are the Company’s free cash flows after repayment of the debt and financing activity (including dividend distribution):

Currency: NISm	Year ended December 31
Cash Flows	2010	2011	2012	2013
Net Income	1,019	1,082	1,129	1,079
Adjustments to cash flow from operating activities	907	894	883	949
Cash flows from investing activities	(737)	(736)	(749)	(785)
Free cash flow	1,189	1,240	1,263	1,243
Intake from employee options realization	22	22	22	22
Interest paid	(123)	(120)	(101)	(110)
Non current loan receipt	1,500	-	950	300
Non current loan payment	-	-	(950)	(300)
Notes payable issuance, net	550	785	199	274
Notes payable fund payment	(766)	(785)	(199)	(274)
Capital reduction	(1,400)	-	-	-
Free cash and cash equivalent after financing activities, before dividend payment	972	1,142	1,184	1,155
Cash and cash equivalent at end of period before dividend payment	1,022	1,172	1,290	1,328
Dividend payment	(992)	(1,066)	(1,117)	(1,092)
Cash and cash equivalent at end of period	30	106	173	236

From the above analysis, it appears that the Company is expected to fulfill the solvency criterion, from a cash flows standpoint also after the capital reduction in the amount of NIS 1.4 billion, including implementation of dividend distribution policy in the amount of 100% of the Company’s net income.

Additionally, according to our examination, it appears that no material changes expected in the Company’s operating results in the years after 2013.

Summary

According to the above analysis, it may be ascertained that the Company’s financial soundness and strength from a balance sheet point of view, and the Company’s solvency, are not expected to be impaired in the present scenario. This criterion is additionally reinforced in the event of realization of a more optimistic scenario.

5.2 Sensitivity analysis of projection

We implemented a sensitivity analysis for the projection presented in chapter 5.1 above, for major operating parameters, that means, material deterioration of the Company’s results compared to Partner’s projected cash flows: (a) decrease in Partner’s market share over the projection period; (b) decrease in MOU; (c) decrease in ARPU; (d) increase in operating expenses; and (e) decrease of revenues and variable costs resulting from ISP by approximately 50%.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Following are the major parameters utilized in the sensitivity analysis:

Main parameters	2010	2011	2012	2013
No. of subscribers as of year end (thousands)	3,008	2,908	2,872	2,833
Market Share	31.4%	30.2%	28.9%	27.9%
ARPU	144	138	136	134
MOU	369	381	395	402

In addition to deterioration of the Company’s operating results compared to the scenario presented in chapter 5.1 above, we examined the cash flows in the extreme scenario that the Company will be unable to raise debt in the future and will be required to repay the debt only from its own sources.

Also, no dividend distribution was considered.

Following are the Company’s major profit and loss information in accordance with the sensitivity analysis:

Currency: NISm	Year ended December 31					Year ended December 31
Profit and loss	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
Revenues	6,049	5,955	5,850	5,776	5,745	100.0%	100.0%	100.0%	100.0%	100.0%
Net Income	1,132	910	887	848	721	18.7%	15.3%	15.2%	14.7%	12.5%
EBITDA	2,259	2,195	2,045	1,928	1,781	37.3%	36.9%	35.0%	33.4%	31.0%

Compared to the projection presented in chapter 5.1 above, it appears that the results of the sensitivity analysis ascertain a decrease in the Company’s revenues by 4% - 12% and a decrease in net income by 11% - 33% in the relevant period. The following table presents comparison between the projection in chapter 5.1 and the sensitivity analysis:

Currency: NISm	Year ended December 31
Profit and loss	2009	2010	2011	2012	2013
Revenues
Projection	6,049	6,204	6,303	6,399	6,564
Sensitivity analysis	6,049	5,955	5,850	5,776	5,745
% Difference	-%	(4)%	(7)%	(10)%	(12)%
Net Income
Projection	1,132	1,019	1,082	1,129	1,079
Sensitivity analysis	1,132	910	887	848	721
% Difference	-%	(11)%	(18)%	(25)%	(33)%

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Following are the Company’s free cash flows after debt repayment and other financing activity and prior to any dividend distribution:

Currency: NISm	Year ended December 31
Cash Flows	2010	2011	2012	2013
Net income	910	887	848	721
Adjustments to cash flow from operating activities	902	835	807	840
Cash flows from investing activities	(737)	(736)	(749)	(785)
Free cash flow	1,075	986	906	776
Other financing activity	(82)	(51)	(24)	(6)
Non current loan receipt	1,500	-	(950)	(300)
Non current loan payment	(766)	(785)	(199)	(123)
Capital reduction	(1,400)	-	-	-
Free cash and cash equivalent after financing activities and before dividend payment	327	150	(267)	347
Cash and cash equivalent at end of period before dividend payment	375	297	30	377
Dividend payment	(228)	-	-	-
Cash and cash equivalent at end of period	147	297	30	377

According to the above sensitivity analysis, it appears that the Company has positive cash flows before dividend distribution and after capital reduction in the amount of NIS 1.4 billion, and an expected cash balance as of December 31, 2009 in the amount of NIS 48 million. Accordingly, it appears that in addition to the capital reduction in the amount of NIS 1.4 billion, the Company will be able to announce dividend distribution to its shareholders from its available for distribution profits.

Summary of sensitivity analysis

According to the above sensitivity analysis, it may be ascertained that, assuming (1) material deterioration in the Company’s results (sharp decrease in net income of 11% - 33%); (2) the Company will be unable to raise debt and will be required to repay the entire debt from only its own sources; and (3) in 2010 the Company will implement capital reduction in the amount of NIS 1.4 billion, the Company’s free cash flows after financing activity are expected to be positive and the Company is not expected to incur difficulty to serve its debts.

Moreover, in the event of deterioration of the Company’s results, the Company has other ways of action that may improve its results, which have not been considered within the sensitivity analysis, e.g. (1) reduction of the annual investment in fixed assets (2) reduction of Company expenses and improvement of efficiency.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

5.3 Additional indications

„	S&P Maalot rating

As of October 5, 2009, S&P Maalot affirmed Partner's –AA outstanding note rating (Series A) and, at the same time, the rating was removed from CreditWatch with negative implications where it was placed on September 17, 2009.

According to this report, S&P Maalot examined a variety of scenarios, including a scenario for capital reduction, and their impact on Partner’s capital structure. According to S&P Maalot, the rating forecast is stable and it is estimated that the Company will be able to support a future capital structure with materially higher leverage while retaining a financial profile appropriate for the said rating level. Also according to S&P Maalot, the most probable scenario is that Partner will record a debt ratio adjusted to EBITDA lower than 3.5 and a debt ratio to FFO slightly lower than 25%. S&P Maalot also estimates that the Company’s present liquidity situation is good due to its ability to derive high free cash flows and a cash balance of NIS 167 million compared to a short-term debt of NIS 733 million as of June 30, 2009. The stable rating forecast reflects the expectation that the Company will maintain a stable capital structure, notwithstanding the expected material increase in leverage as a result of the change in control.

Moreover, on November 25, 2009 Partner raised NIS 448 million through a private placement of Series B notes, while informing the notes holders that the issuance is intended for debt exchange and/or to replace bank loans for purposes of dividend payment derived from the planned capital reduction in the amount of NIS 1 billion – NIS 1.4 billion and receiving the notes holders’ consent for such capital reduction. The notes were rated –AA/stable on a local scale by S&P Maalot, similarly to the rating of the Series A notes.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

„	Analyst estimates

Following are average analysts estimates of Partner compared to Partner’s projected cash flows and sensitivity analysis in respect of these cash flows:

Currency: NISm	Year ended December 31
Profit and Loss	2009	2010	2011	2012	2013
Revenues
Cash flow projection	6,049	6,204	6,303	6,399	6,564
Analyst estimates average	6,222	6,417	6,525	6,224	6,147
% Difference	(3)%	(3)%	(3)%	3%	7%

Sensitivity analysis outcome	6,049	5,955	5,850	5,776	5,745
Analyst estimates average	6,222	6,417	6,525	6,224	6,147
% Difference	(3)%	(7)%	(10)%	(7)%	(7)%

EBITDA
Cash flow projection	2,259	2,393	2,429	2,443	2,442
Analyst estimates average	2,221	2,254	2,334	2,222	2,259
% Difference	2%	6%	4%	10%	8%

Sensitivity analysis outcome	2,259	2,195	2,045	1,928	1,781
Analyst estimates average	2,221	2,254	2,334	2,222	2,259
% Difference	2%	(3)%	(12)%	(13)%	(21)%
In conclusion, it appears that the average analysts estimates of Partner for the years 2010 – 2011 is higher than the projected cash flows presented in chapter 5.1 above, while the average for the years 2012 – 2013 is slightly lower than the projection, although materially higher than the scenario taken for purposes of the sensitivity analysis presented in this opinion.

„	Loans from banks

It should be emphasized that Leumi, Hapoalim and FIBI expressed their consent for a capital reduction in the amount of up to NIS 1.4 billion. Provision of the debt by the banks and their consent for the capital reduction area positive indication.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

6.         Conclusion

In accordance with the above and as detailed in the report below, we conclude that no reasonable concern exist, that the capital reduction in the amount of NIS 1.4 billion will prevent the Company from the ability to fulfill its existing and future liabilities as of repayment date, considering present and expected cash flows, and financial strength of the Company from a balance sheet aspect.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

Appendixes

A. Comparative data of companies in the communication sector in Israel and abroad

1. Following is a summary of financial data of communication companies in Israel, taken from financial statements as of September 30, 2009:

Currency: NISm
Company's name	Ticker	Currency	Market Cap	EBITDA*	% EBITDA*	Net financial debt	Equity
Partner	PTNR	NIS	10,970	2,238	37%	2,063	1,941
Partner proforma**		NIS	9,570	2,238	37%	3,463	541
Cellcom	tase:cel	NIS	11,087	2,516	39%	3,331	389
Bezeq	tase:bezq	NIS	21,495	4,618	37%	3,695	6,188
Hot	tase:hot	NIS	2,776	1,054	34%	2,807	1,355
012	smlc	NIS	1,003	267	23%	32	831
Median***			6,932	1,785	35%	3,069	1,093
Average***			9,090	2,114	33%	2,466	2,191

*Last 12 months.
**Partner's data assumes NIS 1.4 Billion capital reduction.
***Median and Average does not include Partner.

2.  Following is a summary of financial data of communication companies in the United States, taken from financial statements as of September 30, 2009:

Currency: $m
Company's name	Ticker	Currency	Market Cap	EBITDA*	% EBITDA*	Net financial debt	Equity
AT&T	t	USD	175,430	41,272	33%	68,916	100,001
Rogers	rci.b	USD	18,311	3,875	33%	8,807	4,530
Qwest	q	USD	6,577	4,417	35%	12,061	(1,031)
Verizon	vz	USD	85,986	32,968	31%	61,127	84,582
Median**			52,149	18,693	33%	36,594	44,556
Average**			71,576	20,633	33%	37,728	47,021

*Last 12 months.
**Median and Average does not include Partner.

3. Following is a summary of financial data of communication companies in Europe, taken from financial statements as of September 30, 2009:

Currency: ˆm
Company's name	Ticker	Currency	Market Cap	EBITDA*	% EBITDA*	Net financial debt	Equity
Vodafone Group PLC	vod	EUR	73,738	15,255	36%	35,715	87,762
Deutche Telekom AG	db:dte	EUR	40,800	18,963	29%	47,387	41,589
KPN	Euronext:kpn kon	EUR	18,940	5,166	37%	11,793	2,943
Telecom Italia Spa	cm:tit	EUR	21,106	11,199	40%	37,479	26,989
Telefonica S.A	tef	EUR	88,713	22,538	40%	45,099	19,920
Swisscom AG	swx:scmm	EUR	19,813	4,754	39%	9,760	6,414
Median**			30,953	13,227	38%	36,597	23,455
Average**			43,852	12,979	37%	31,206	30,936

*Last 12 months.
**Median and Average does not include Partner.

Partner Communications Company Ltd.
December 29, 2009	Unofficial Translation

B. Company data according to projected cash flows as stated in chapter 5

1. Major balance sheet items for years ended December 31, 2009 – 2013 according to projected cash flows as stated in chapter 5.1:

Currency: NISm	Year ended December 31					Year ended December 31
Balance sheet	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
Cash and cash equivalents	50	30	106	173	236	1.0%	0.6%	1.9%	3.1%	4.1%
Other current assets	1,349	1,383	1,404	1,425	1,460	25.5%	25.9%	25.6%	25.5%	25.6%
Total non current assets	3,899	3,928	3,965	3,993	4,008	73.6%	73.5%	72.4%	71.4%	70.3%
Current maturities of long term liabilities and short term loans	754	773	198	268	274	14.2%	14.5%	3.6%	4.8%	4.8%
Other current liabilities	1,364	1,419	1,452	1,481	1,498	25.7%	26.6%	26.5%	26.5%	26.3%
Notes payable and non current credit	1,385	2,715	3,353	3,335	3,388	26.1%	50.8%	61.2%	59.7%	59.4%
Other non current liabilities	80	82	83	81	81	1.5%	1.5%	1.5%	1.4%	1.4%
Total equity	1,715	352	389	426	463	32.4%	6.6%	7.1%	7.6%	8.1%
total balance sheet	5,298	5,341	5,475	5,591	5,704	100.0%	100.0%	100.0%	100.0%	100.0%

2.  Major balance sheet items for years ended December 31, 2009 – 2013 according to sensitivity analysis to Company results as stated in chapter 5.2:

Currency: NISm	Year ended December 31					Year ended December 31
Balance sheet	2009	2010	2011	2012	2013	2009	2010	2011	2012	2013
Cash and cash equivalents	48	147	297	30	377	0.9%	2.7%	5.4%	0.6%	6.7%
Other current assets	1,353	1,333	1,311	1,294	1,287	25.5%	24.7%	23.7%	24.5%	22.9%
Total non current assets	3,900	3,911	3,933	3,950	3,951	73.6%	72.5%	71.0%	74.9%	70.4%
Current maturities of long term liabilities and short term loans	754	773	198	120	123	14.2%	14.3%	3.6%	2.3%	2.2%
Other current liabilities	1,367	1,123	1,103	1,091	1,085	25.8%	20.8%	19.9%	20.7%	19.3%
Notes payable and non current credit	1,385	2,151	1,971	912	498	26.1%	39.9%	35.6%	17.3%	8.9%
Other non current liabilities	80	82	83	80	81	1.5%	1.5%	1.5%	1.5%	1.4%
Total equity	1,715	1,262	2,186	3,071	3,828	32.4%	23.4%	39.4%	58.2%	68.2%
total balance sheet	5,301	5,391	5,541	5,274	5,615	100.0%	100.0%	100.0%	100.0%	100.0%

Appendix 1

Last updated and approved 22 October 2009

Articles of Association
of
Partner Communications Company Ltd.

Table of Contents

Chapter One - General		3
1.	Definitions and Interpretation	3
2.	Public Company	5
3.	The Purpose of the Company	5
4.	The Objectives of the Company	5
5.	Limited Liability	5
Chapter Two - The Share Capital of the Company		6
6.	Share Capital	6
7.	The Issuance of Shares and Other Equity Securities	6
8.	Calls for Payment	7
9.	The Shareholder Registers of the Company and the Issuance of Share Certificates	8
10.	Transfer of Shares of the Company	9
10A.	Limitations on Transfer of Shares	11
10B.	Required Minimum Holdings	13
11.	Bearer Share Certificate	13
12.	Pledge of Shares	13
13.	Changes in the Share Capital	14
Chapter Three - General Meetings		16
14.	The Authority of the General Meeting	16
15.	Kinds of General Meetings	17
16.	The Holding of General Meetings	18
17.	The Agenda of General Meetings	19
18.	Discussions in General Meetings	20
19.	Voting of the Shareholders	21
20.	The Appointment of a Proxy	24
21.	Deed of Vote, Voting Via the Internet	25
Chapter Four - The Board of Directors		25
22.	The Authority of the Board of Directors	25
23.	The Appointment of Directors and the Termination of Their Office	27
24.	Actions of Directors	31

25.	Committees of the Board of Directors	35
25A.	Committee for Security Matters	35
25B.	Approval of Certain Related Party Transactions	37
26.	Chairman of the Board of Directors	37
Chapter Five - Officers who are not Directors and the Auditor		38
27.	The General Manager	38
28.	The Corporate Secretary, Internal Controller and Other Officers of the Company	40
29.	The Auditor	41
Chapter Six - The Share Capital of the Company and its Distribution		41
30.	Permitted Distributions	41
31.	Dividends and Bonus Shares	42
32.	The Acquisition of Shares	46
Chapter Seven - Insurance, Indemnification and Release of Officers		46
33.	Insurance of Officers	46
34.	Indemnification of Officers	47
35.	Release of Officers	48
Chapter Eight - Liquidation and Reorganization of the Company		49
36.	Liquidation	49
37.	Reorganization	49
Chapter Nine - Miscellaneous		50
38.	Notices	50
Chapter 10 - Intentionally Deleted		51
39.	Intentionally Deleted	51
40.	Intentionally Deleted	51
41.	Intentionally Deleted	51
42.	Intentionally Deleted	51
Chapter 11 - Compliance with the License/ Limitations on Ownership and Control		51
43.	Compliance	51
44.	Limitations on Ownership and Control	51

Chapter One – General
1.	Definitions and Interpretation

1.1.	The following terms in these Articles of Association bear the meaning appearing alongside them below:

Articles of Association	The Articles of Association of the Company, as set forth herein or as amended, whether explicitly or pursuant to any Law.

Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.

Companies Law	The Companies Law, 1999.

Companies Ordinance	The Companies Ordinance [New Version], 1983.

Companies Regulations	Regulations issued pursuant to the Companies Ordinance or Companies Law.

Director	A Director of the Company in accordance with the definition in Section 1 of the Companies Law, including an Alternate Director or an empowered representative.

Document	A printout and any other form of written or printed words, including documents transmitted in writing, via facsimile, telegram, telex, e–mail, on a computer or through any other electronic instrumentation, producing or allowing the production of a copy and/or an output of a document.

Founding Shareholder	A “founding shareholder or its substitute” as defined in Section 21.8 of the License.

Founding Israeli Shareholder	A Founding Shareholder who also qualifies as an “Israeli Entity” as defined for purposes of Section 22A of the License.

Financial Statements	The balance sheet, profit and loss statement, statement of changes in the share capital and cash flow statements, including the notes attached to them.

Law	The provisions of any law (“din”) as defined in the Interpretation Law, 1981.

License	The Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998.

Linkage	Payments with respect to changes in the Israeli consumer price index or the representative exchange rate of NIS vis-a-vis the U.S. dollar, as published by the Bank of Israel, or any other rate which replaces such rate.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.

Minimum Israeli Holding	The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.

NIS	New Israeli Shekel

Office	The registered office of the Company.

Ordinary Majority	A simple majority of the shareholders who are entitled to vote and who voted in a General Meeting in person, by means of a proxy or by means of a deed of voting.

Periodic Statement	According to its definition in Chapter B of the Securities Regulations (Periodic and Immediate Reports), 1970, or such Securities Regulations replacing them.

Qualified Israeli Director	A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.

Record Date	The date on which a shareholder must be registered as a Shareholder in order to receive the right to participate in and vote at an upcoming general meeting of Shareholders.

Securities	Shares, bonds, capital notes or securities negotiable into shares and certificates, conferring a right in such securities, or other securities issued by the Company.

Securities Law	The Securities Law, 1968.

Securities Regulations	Regulations issued pursuant to the Securities Law.

Shares	shares in the share capital of the Company.

Shareholder	Anyone registered as a shareholder in the Shareholder Register of the Company.

Special Majority	A majority of at least three quarters of the votes of shareholders who are entitled to vote and who voted in a general meeting, in person, by means of a proxy or by means of a deed of voting.

1.2.	The provisions of Sections 3 through 10 of the Interpretation Law, 1981, shall also apply to the interpretation of these Articles of Association, mutatis mutandis, unless the context otherwise requires.

1.3.	Except as otherwise provided in this Article, each word and expression in these Articles of Association shall have the meaning given to it in accordance with the Companies Law, and to the extent that no meaning is attached to it in the Companies Law, the meaning given to it in the Companies Regulations, and if they lack reference thereto, as stated, the meaning given to it in the Securities Law or Securities Regulations, and in the absence of any meaning, as stated, the meaning given to it in another Law, unless it contradicts the relevant provision or its contents.

2.	Public Company

The Company is a public company.

3.	The Purpose of the Company

The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such a donation is not within the framework of business considerations, as stated.

4.	The Objectives of the Company

The Company shall engage in any legal business.

5.	Limited Liability

The liability of the Shareholders of the Company is limited, each one up to the full amount he undertook to pay for the Shares allotted to him, at the time of the allotment.

Chapter Two – The Share Capital of the Company
6.	Share Capital

6.1.	The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the “Ordinary Shares”).

6.2.	Each Ordinary Share shall confer upon its holder the right to receive notices of, and to attend and vote in, general meetings, and to one vote for each Ordinary Share held by him.

6.3.	Each class of Shares shall also confer equal rights to each holder in the class with respect to the amounts of equity which were paid or credited as paid with respect to their par value, in all matters pertaining to dividends, the distribution of bonus shares and any other distribution, return of capital and participation in the distribution of the balance of the assets of the Company upon liquidation.

6.4.	The provisions of these Articles of Association with respect to Shares, shall also apply to other Securities issued by the Company, mutatis mutandis.

7.	The Issuance of Shares and Other Securities

7.1.	The Board of Directors of the Company may issue Shares and other equity Securities of the Company, up to the limit of the registered share capital of the Company. In the event that the share capital of the Company includes several classes of Shares and other equity Securities, no shares and other equity Securities shall be issued above the limit of the registered share capital for its class.

7.2.	The Board of Directors of the Company may issue redeemable Securities, having such rights and subject to such conditions as will be determined by the Board of Directors.

7.3.	Subject to the provisions of these Articles of Association, the Board of Directors may allot Shares and other Securities according to such stipulations and conditions, at par value or by way of a premium, as it deems fit.

7.4.	The Board of Directors may decide on the issuance of a series of bonds or other debt securities within the framework of its authority or to take a loan on behalf of the Company and within the limits of the same authority.

7.5.	The Shareholders of the Company at any given time shall not have any preemption right or priority or any other right whatsoever with respect to the acquisition of Securities of the Company. The Board of Directors, in its sole discretion, may decide to offer Securities of the Company first to existing Shareholders or to any one or more of them.

7.6.	The Company is entitled to pay a commission (including underwriting fees) to any person, in consideration for underwriting services, or the marketing or distribution of Securities of the Company, whether reserved or unreserved, as determined by the Board of Directors. Payments, as stated in this Article, may be paid in cash or in Securities of the Company, or partly in one manner and partly in another manner.

8.	Calls of Payment

8.1.	In the event that according to the terms of a Share allotment, there is no fixed date for the payment of any part of the price that is to be paid for the Shares, the Board of Directors may issue from time to time calls of payment to the Shareholders with respect to the moneys which were not yet paid by them in relation to the Shares (hereinafter: “Calls of Payment” or “a Call of Payment”, as the case may be).

8.2.	A Call of Payment shall set a date, which will not be earlier than thirty days from the date of the notice, by which the amount indicated in the Call of Payment must be paid, together with interest, Linkage and expenses incurred in consequence of the non–payment, according to the rates and amounts set by the Board of Directors. The notice shall further specify that in the event of a failure to pay within the date fixed, the Shares in respect of which payment or the rate is required may be forfeited. In the event that a Shareholder fails to meet any of its obligations, under a Call of Payment, the Share in respect of which said notice was issued pursuant to the resolution of the Board of Directors may be forfeited at any time thereafter. The forfeiture of Shares shall include the forfeiture of all the dividends on same Shares which were not paid prior to the forfeiture, even if such dividends were declared.

8.3.	Any amount, which according to the terms of a Share allotment, must be paid at the time of issuance or at a fixed date, whether at the par value of the Share or at a premium, shall be deemed for the purposes of these Articles of Association to be combined in a duly issued Call of Payment. In the event of non-payment of any such amount, all the provisions of these Articles of Association shall apply with respect to such an amount, as if a proper Call of Payment has been made and an appropriate notice thereof was given.

8.4.	The Board of Directors, acting reasonably and in good faith, may differentiate among Shareholders with respect to amounts of Calls of Payment and/or their payment time.

8.5.	The joint holders of Shares shall be liable, jointly and severally, for the payment of Calls of Payment in respect of such Shares.

8.6.	Any payment for Shares shall be credited, pro rata, according to the par value of and according to the premium on such Shares.

8.7.	A Call of Payment may be cancelled or deferred to another date, as may be decided by the Board of Directors. The Board of Directors may waive any interest, Linkage and expenses or any part of them.

8.8.	The Board of Directors may receive from a Shareholder any payments for his Shares, in addition to the amount of any Call of Payment, and the Board of Directors may pay to the same Shareholder interest on amounts which were paid in advance, as stated above, or on same part of them, in excess of the amount of the Call of Payment, or to make any other arrangement with him which may compensate him for the advancement of the payment.

8.9.	A Shareholder shall not be entitled to a dividend or to his other rights as a Shareholder, unless he has fully paid the amounts specified in the Calls of Payment issued to him, together with interest, Linkage and expenses, if any, unless otherwise determined by the Board of Directors.

8.10.	The Board of Directors is entitled to sell, re-allot or transfer in any other manner any Share which was forfeited, in the manner it decides, with or without any amount paid on the Share or deemed as paid on it.

8.11.	The Board of Directors is entitled at all times prior to the sale, reallotment or transfer of the forfeited Share to cancel the forfeiture on the conditions it may decide.

8.12.	A person whose Shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, up until the date of forfeiture, were due and payable by him to the Company in respect of the Shares, including interest, Linkage and expenses up until the actual payment date in the same manner as if the Shares were not forfeited, and shall be compelled to fulfill all the requirements and claims which the Company was entitled to enforce with respect to the Shares up until the forfeiture date, without any decrease or discount for the value of the Shares at the time of forfeiture. His liability shall cease only if and when the Company receives the full payment set at the time of allotment of the Shares.

8.13.	The Board of Directors may collect any Calls of Payment which were not paid on the forfeited Shares or any part of them, as it deems fit, but it is not obligated to do so.

8.14.	The forfeiture of a Share shall cause, as of the time of forfeiture, the cancellation of all rights in the Company and of any claim or demand against the Company with respect to that Share, and of other rights and obligations of the Shareholder in respect of the Company, save as otherwise provided by Law.

9.	The Shareholder Registers of the Company and the Issuance of Share Certificates

9.1.	The Company shall maintain a Shareholder Register and a Register of Significant Shareholders, together with a notation of any Exceptional Holdings in accordance with the provisions set forth in Article 10A below, to be administered by the corporate secretary of the Company, subject to the oversight of the Board of Directors.

9.2.	A Shareholder is entitled to receive from the Company, free of charge, within two months after an allotment or the registration of a transfer (unless the conditions of the allotment fix a different period) one or several certificates with respect to all the Shares of a certain class registered in his favor, which certificate must specify the number of the Shares, the class of the Shares and the amount paid for them and also any other detail deemed important by the Board of Directors. In the event a Share is held jointly, the Company shall not be obligated to issue more than one certificate for all the joint holders, and the delivery of such a certificate to any of the joint holders shall be viewed as if it was delivered to all of them.

9.3.	Each and every Share certificate shall be stamped with the seal or the stamp of the Company or bear the Company’s printed name, and shall also bear the signature of one Director and of the corporate secretary of the Company, or of two Directors or of any other person appointed by the Board of Directors for this purpose.

9.4.	The Company is entitled to issue a new Share certificate in place of an issued Share certificate which was lost or spoiled or corrupted, following evidence thereto and guarantees and indemnities, as may be required by the Company and the payment of an amount determined by the Board of Directors.

9.5.	Where two people or more are registered as joint holders of Shares, each of them is entitled to acknowledge the receipt of a dividend or other payments in connection with such jointly held Shares, and such acknowledgement of any one of them shall be good discharge of the Company’s obligation to pay such dividend or other payments.

10.	Transfer of Shares

10.1.	The Shares are transferable. The transfer of Shares shall not be registered unless the Company receives a deed of transfer (hereinafter: “Deed of Transfer”) or other proper Document or instrument of transfer. A Deed of Transfer shall be drawn up in the following manner or in any substantially similar manner or in any other manner approved by the Board of Directors.

Deed of Transfer

I, _________________, (hereinafter: “The Transferor”) of ____________, do hereby transfer to ___________ (hereinafter: “The Transferee”) of __________, for valuable consideration paid to me, _________ Share(s) having a par value of NIS 0.01 each, numbered ________ to ________ (inclusive), of Partner Communications Company Ltd. (hereinafter: the “Company”) to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said Share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this _____ day of _________, _____.

The Transferor	The Transferee
Name: _______________	Name: _______________
Signature: ____________	Signature: ____________

Witness to the Signature of:
The Transferor	The Transferee
Name: _______________	Name: _______________
Signature: ____________	Signature: ____________

10.2.	The transfer of Shares which are not fully paid, or Shares on which the Company has a lien or pledge, shall have no validity unless approved by the Board of Directors, which may, in its absolute discretion and without giving any reasoning thereto, decline the registration of such a transfer. The Board of Directors may deny a transfer of Shares as aforesaid and may also impose a condition of the transfer of Shares as aforesaid an undertaking by the transferee to meet the obligations of the transferor with respect to the Shares or the obligations for which the Company has a lien or pledge on the Shares, signed by the transferee together with the signature of a witness, authenticating the signature of the transferee.

10.3.	The transfer of a fraction of a Share shall lack validity.

10.4.	A transferor of Shares shall continue to be regarded as the holder of the transferred Shares, until the name of the transferee of the Shares is registered in the Shareholder Register of the Company.

10.5.	A Deed of Transfer shall be filed with the Company’s office for registration, together with the Share Certificates for the Shares which are to be transferred (if such are issued) and also any other evidence which the Company may require with respect to the proprietary right of the transferor or with respect to his right to transfer the Shares. Deeds of Transfer which are registered shall remain with the Company. The Company is not obligated to retain the Deeds of Transfer and the Share Certificates, which may be cancelled, after the completion of a seven-year period from the registration of the transfer.

10.6.	A joint Shareholder may transfer his right in a Share. In the event the transferring Shareholder does not hold the relevant Share Certificate, the transferor shall not be obligated to attach the Share Certificate to the Deed of Transfer, so long as the Deed of Transfer shall indicate that the transferor does not hold the Share Certificate, that the right he has in the Shares therein is being transferred, and that the transferred Share is held jointly with others, together with their details.

10.7.	The Company may require payment of a fee for the registration of the transfer, at an amount or a rate determined by the Board of Directors from time to time.

10.8.	The Board of Directors may close the Shareholder Register for a period of up to thirty days in each year.

10.9.	Subject to Article 10.10, upon the death of a Shareholder, the Company shall recognize the custodians or administrators of the estate or executors of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors.

10.10.	In the event that a deceased Shareholder held Shares jointly with others, the Company shall acknowledge each survivor as a joint Shareholder with respect to said Shares, unless all the joint holders in the Share notify the Company in writing, prior to the death of any of them, of their will that the provisions of this Article shall not apply to them. The foregoing shall not release the estate of a joint Shareholder of any obligation in relation to a Share which is held jointly.

10.11.	A person acquiring a right in Shares in consequence of being a custodian, administrator of the estate, the heir of a Shareholder, a receiver, liquidator or a trustee in a bankruptcy of a Shareholder or according to another provision of the Law, is entitled, after providing evidence to his right, to the satisfaction of the Board of Directors, to be registered as the Shareholder or to transfer such Shares to another person, subject to the provisions of these Articles of Association with respect to transfers.

10.12.	A person becoming entitled to a Share because of the death of a Shareholder shall be entitled to receive, and to give receipts for, dividends or other payments paid or distributions made, with respect to the Share, but shall not be entitled to receive notices with respect to General Meetings of the Company or to participate or vote therein with respect to that Share, or to exercise any other right of a Shareholder, until he has been registered in the Shareholder Register as the holder of that Share.

10.13.	Notwithstanding anything to the contrary in Articles 10.5 and 10.7, the transfer of Shares as a result of a realization of a share pledge entered into by a Shareholder of the Company in connection with the Company’s $650 million credit facility dated August 13, 1998, as amended from time to time, will not require additional evidence with respect to the proprietary right of the transferor or with respect to his right to transfer the shares other than a properly completed deed of transfer and valid Share Certificate (if issued), nor will the Company require a fee for the registration of said transfer.

10A.	Limitations on Transfer of Shares

10A.1.	Exceptional Holdings shall be registered in the Register of Members (Shareholder Register) together with a notation that such holdings have been classified as “Exceptional Holdings”, immediately upon the Company’s learning of such matter. Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Minister of Communications.

10A.2.	Exceptional Holdings, registered in the manner set forth in Article 10A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered “Dormant Shares” within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in the License), provided, however, that such additional holdings shall be considered Exceptional Holdings). Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

Without derogating from the above:

10A2.1	A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by Deed of Vote, on the Deed of Vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Sections 21 and 23 to the License; in the event the shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

10A.2.2	No Director shall be appointed, elected or removed on the basis of Exceptional Holdings. In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

10A.2.3	Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

For the purposes of this Article 10A, “Exceptional Holdings” means the holdings of Traded Means of Control held without the consent of the Minister of Communications pursuant to Section 21 to the License or as a result of a breach of the provisions of Section 23 to the License, and all holdings of a holder of Traded Means of Control who acted contrary to the provisions of Section 24 to the License; and as long as the consent of the Minister of Communications is required but has not been obtained pursuant to Section 21 to the License, or the circumstances exist which constitute a violation of the provisions of Sections 23 or 24 to the License.

For the purposes of this Article 10A, “Traded Means of Control” means Means of Control (as defined in the License) including Global or American Depositary Shares (GDRs or ADRs) or similar certificates, registered for trade on a securities exchange in Israel or abroad or which have been offered to the public in connection with a prospectus, and are held by the public in Israel or abroad.

10A.3.	The provisions of Article 10A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company’s Shares for trade.

10B.	Required Minimum Holdings

10B.1.	Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.

10B.2.	Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.” Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares.

10B.3.	No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License. The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company. As a condition to any transfer of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder and/or a Founding Israeli Shareholder.

11.	Bearer Share Certificate

The Company shall not issue bearer Share Certificates which grant the bearer rights in the Shares specified therein.

12.	Pledge of Shares

12.1.	The Company shall have a first degree pledge on, and a right to create a lien on, all Shares which are not fully paid and registered in the name of any Shareholder, and the proceeds of their sale, with respect to moneys (which payment time is due or not) whose payment was already called or are to be paid up within a fixed time. Furthermore, the Company shall have a first degree pledge right on all the Shares (other than Shares which were fully paid) registered in the name of any Shareholder to secure the payment of moneys which are due from him or from his property, whether with respect to his own debts or debts jointly with others. The said pledge shall also apply to dividends, declared from time to time, with respect to these Shares.

12.2.	For purposes of the realization of any such pledge and or lien, the Board of Directors is entitled to sell the Shares which are the subject of the pledge or lien, or any part of them, as it deems fit. No sale, as aforesaid, shall be carried out, until the date fixed for the payment has passed and a notice in writing was transferred to same Shareholder with respect to the intention of the Company to sell them, on condition that the amounts were not paid within fourteen days after the notice.

12.3.	The proceeds of any such sale, after deduction for the payment of the sale expenses, shall serve for the covering of the debts or obligations of said Shareholder, and the balance (if any) shall be paid to him.

12.4.	In the event that a sale of Shares was carried out pursuant to the realization of a pledge or a lien, pursuant to the presumptive authority conferred above, the Board of Directors is entitled to register such Shares in the Shareholder Register in favor of the buyer, and the buyer shall not be under the obligation to examine the fitness of such actions or the manner in which the purchase price paid for such Shares was used. After the said Shares are registered in the Shareholder Register in favor of the buyer, no person shall have the right to object to the validity of the sale.

13.	Changes in the Share Capital

The General Meeting is entitled to take any of the following actions at all times, so long as the resolution of the General Meeting is adopted by a Special Majority.

13.1.	Increasing the Share Capital

To increase the share capital of the Company, regardless of whether all the Shares registered at such a time were issued or not. The increased share capital shall be divided into Shares having ordinary rights or preference rights or deferred rights or other special rights (subject to the special rights of an existing class of Shares) or subject to conditions and restrictions with respect to entitlement to dividend, return of capital, voting or other conditions, as may be instructed by the General Meeting in a resolution with respect to the increase of the share capital, and in the absence of a special provision, according to the terms determined by the Board of Directors.

13.2.	Classes of Shares

To divide the share capital of the Company into various classes of Shares, and to set and change the rights attaching to each class of Shares, according to the conditions specified below:

13.2.1.	So long as it was not otherwise set in the Share allotment conditions, the rights of any class may be changed pursuant to a resolution of the General Meeting of the Shareholders of each class of Shares, separately, or upon the written consent of all the Shareholders of all classes.

13.2.2.	The rights conferred on the holders of Shares of a certain class shall not be deemed to have been changed as a result of the creation or allotment of other Shares having identical rights, unless it was otherwise stipulated in the allotment conditions of said Shares.

13.3.	Amalgamation and Redivision of the Share Capital

To amalgamate and redivide the share capital of the Company, entirely or partially, into Shares having a higher or lesser par value than that stated in these Articles of Association. In the event that in consequence of such amalgamation, there are Shareholders left with fractions of Shares, the Board of Directors if approved by the Shareholders at a General Meeting in adopting the resolution for amalgamation of the capital, may agree as follows:

13.3.1.	To sell the total of all the fractional shares and to appoint a trustee for this purpose, in whose name Share Certificates representing the fractions shall be issued, who will sell them, with the proceeds received after the deduction of commissions and expenses to be distributed to those entitled. The Board of Directors shall be entitled to decide that Shareholders who are entitled to proceeds which are below an amount determined by it, shall not receive the proceeds of the sale of the fractional shares, and their share in the proceeds shall be distributed among the Shareholders who are entitled to proceeds, in an amount greater than the amount that was determined, relative to the proceeds to which they are entitled;

13.3.2.	To allot to any Shareholder, who is left with a fractional Share following the amalgamation, Shares of the class of Shares prior to the amalgamation, which are fully paid, in such a number, the amalgamation of which together with the fractional Share shall complete a whole Share, and an allotment as stated shall be viewed as valid shortly before the amalgamation;

13.3.3.	To determine that Shareholders shall not be entitled to receive a Share in exchange for a fractional Share resulting from the amalgamation of a half or smaller fraction of the number of Shares, whose amalgamation creates a single Share, and they shall be entitled to receive a whole Share in exchange for a fractional Share, resulting from the amalgamation of more than a half of the number of Shares, whose amalgamation creates a whole Share.

In the event that an action pursuant to Articles 13.3.2 or 13.3.3 above requires the allotment of additional Shares, their payment shall be effected in a manner similar to that applicable the payment of Bonus Shares. An amalgamation and redivision, as aforesaid, shall not be regarded as a change in the rights attaching to the Shares which are the subject of the amalgamation and redivision.

13.4.	Cancellation of Unissued Share Capital

To cancel registered share capital which has not yet been allotted, so long as the Company is not under an obligation to allot these Shares.

13.5.	The Division of the Share Capital

To divide the share capital of the Company, entirely or partially, into Shares having a lower par value than those stated in these Articles of Association, by way of dividing the Shares of the Company at such a time, entirely or partially.

13.6.	The provisions specified in this Article 13 shall also apply to other equity Securities of the Company, mutatis mutandis.

Chapter Three – General Meetings
14.	The Authority of the General Meeting

14.1.	Subjects within the authority of the General Meeting

The following matters shall require the approval of the General Meeting:

14.1.1.	Changes in the Articles of Association, if adopted by a Special Majority.

14.1.2.	The exercise of the authority of the Board of Directors, if resolved by a Special Majority that the Board of Directors is incapable of exercising its authority, and that the exercise of any of its authority is essential to the orderly management of the Company.

14.1.3.	The appointment or reappointment of the Company’s auditor, the termination or non-renewal of his service, and to the extent required by Law and not delegated to the Board of Directors, the determination of his fee.

14.1.4.	The appointment of Directors, including external Directors.

14.1.5.	To the extent required by the provisions of Section 255 of the Companies Law, the approval of actions and transactions with interested parties and also the approval of an action or a transaction of an officer which might constitute a breach of the duty of loyalty.

14.1.6.	Changes in the share capital of the Company, if adopted by a Special Majority as set forth in Article 13 above.

14.1.7.	A merger of the Company, as defined in the Companies Law.

14.1.8.	Changes in the objectives of the Company as set forth in Article 4 above, if adopted by a Special Majority.

14.1.9.	Changes in the name of the Company, if adopted by a Special Majority.

14.1.10.	Liquidation, if adopted by a Special Majority.

14.1.11.	Settlements or Arrangements pursuant to Section 233 of the Companies Ordinance.

14.1.12.	Any other matters which applicable Law requires to be dealt with at General Meetings of the Company.

14.2.	The authority of the General Meeting to transfer authorities between corporate organs.

The General Meeting, by a Special Majority, may assume the authority which is given to another corporate organ, and may transfer the authority which is given to the General Manager to the Board of Directors.

The taking or transferring of authorities, as aforesaid, shall be with regard to a specific issue or for a specific period of time, all as stated in the resolution of the General Meeting.

15.	Kinds of General Meetings

15.1.	Annual Meetings

A General Meeting shall be convened at least once a year, within fifteen months of the last general meeting. The meeting shall be held at the registered offices of the Company, unless otherwise determined by the Board of Directors. These General Meetings shall be referred to as “Annual Meetings”.

15.1.1.	An Annual Meeting shall be convened to discuss the following:

(One)	The Financial Statements and the Report of the Board of Directors, as of December 31st of the calendar year preceding the year of the annual meeting.

(Two)	The Report of the Board of Directors with respect to the fee paid to the Company’s auditor.

15.1.2.	The Annual Meeting shall be convened to adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office, subject to the provisions of Article 29 below.

15.1.3.	The Annual Meeting may discuss, and decide upon, any matter on the agenda of such meeting.

15.2.	Extraordinary Meetings

General Meetings of the Shareholders of the Company which are not convened in accordance with the provisions of Article 15.1 above, shall be referred to as “Extraordinary Meetings”. An Extraordinary Meeting shall discuss, and decide upon, any matter (other than those referred to in Article 15.1.1 or 15.1.2), for which the Extraordinary Meeting was convened.

15.3.	Class Meetings

The provisions of these Articles of Association with respect to General Meetings shall apply, mutatis mutandis, to meetings of a class of Shareholders of the Company.

16.	The Holding of General Meetings

16.1.	The Convening of the Annual Meeting

The Board of Directors shall convene Annual Meetings in accordance with the provisions of Article 15.1 above.

16.2.	The Convening of an Extraordinary Meeting

The Board of Directors may convene an Extraordinary Meeting, as it decides, provided, however, that it shall be obligated to convene an Extraordinary Meeting upon the demand of one of the following:

16.2.1.	Any two Directors or a quarter of the Directors, whichever is lower; or

16.2.2.	any one or more Shareholders, holding alone or together at least 4.99% of the issued share capital of the Company.

16.3.	Date of Convening an Extraordinary Meeting Upon Demand

The Board of Directors, which is required to convene a general meeting in accordance with Article 16.2 above shall announce the convening of the General Meeting within twenty-one (21) days from the receipt of a demand in that respect, and the date fixed for the meeting shall not be more than thirty-five (35) days from the publication date of the announcement of the General Meeting.

In the event that the Board of Directors shall not have convened an Extraordinary Meeting, as required in this Article, those demanding its convening or half of the Shareholders which demand it subject to Article 16.2.2, are entitled to convene the meeting themselves, so long as it is convened within three months from the date on which the demand was filed, and it shall be convened, inasmuch as possible, in the same manner by which meetings are convened by the Board of Directors. In the event that a General Meeting is convened as aforesaid, the Company shall bear the reasonable costs and expenses incurred by those demanding it.

16.4.	Notice of Convening a General Meeting

Notice of a General Meeting shall be sent to each registered Shareholder of the Company as of the Record Date set by the Board of Directors for that meeting, within five (5) days after that Record Date, unless a different notice time is required by Law and cannot be altered or waived in the Company’s Articles of Association.

A General Meeting may be convened following a shorter notice period, if the written consent of all the Shareholders who are entitled at such time to receive notices has been obtained. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

16.5.	Contents of the Notice

Subject to the provisions of any Law, a notice with respect to a general meeting shall specify the agenda of the meeting, the location, the proposed resolutions and also the arrangements for voting by means of a deed of voting or a deed of authorization, and the requirements of Article 10A.2.1.

Any notice to be sent to the Shareholders shall also include a draft of the proposed resolutions or a concise description of their particulars.

17.	The Agenda of General Meetings

17.1.	The agenda of the General Meeting shall be determined by the Board of Directors and shall also include issues for which an Extraordinary Meeting is being convened in accordance with Article 15.2 above, or demanded in accordance with Article 17.2 below.

17.2.	One or more Shareholders holding alone or in the aggregate, 4.99% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the General Meeting of the Company.

17.3.	The General Meeting shall only adopt resolutions on issues which are on its agenda.

17.4.	So long as it is not otherwise prescribed by Law, the General Meeting is entitled to accept or reject a proposed resolution which is on the agenda of the General Meeting, the draft or concise description of the particulars of which were published by the Company, including slight alterations, however, it is not entitled to take a resolution, which is materially different than the proposed resolution.

18.	Discussions in General Meetings

18.1.	Quorum

No discussion shall be held in the General Meeting unless a lawful quorum is present. Subject to the requirements of the applicable Law in force at the time these Articles of Association come into force, the rules of the Nasdaq National Market, the London Stock Exchange and any other exchange on which the Company’s securities are or may become quoted or listed, and the provisions of these Articles, any two Shareholders, present by themselves or by means of a proxy, or who have delivered to the Company a Deed of Voting indicating their manner of voting, and who hold or represent at least one-third of the voting rights in the Company shall constitute a lawful quorum. A Shareholder or his proxy, who may also serve as a proxy for other Shareholders, shall be regarded as two Shareholders or more, in accordance with the number of Shareholders he is representing.

18.2.	Deferral of the General Meeting in the Absence of Lawful Quorum

In the event that a legal quorum is not present after the lapsing of 30 minutes from the time specified in the convening notice for the commencement of the meeting, the meeting may be adjourned to the same day of the following week (or the first business day thereafter) at the same time and venue, or to another time and venue, as determined by the Board of Directors in a notice to the Shareholders, and the adjourned meeting shall discuss the same issues for which the original meeting was convened. If at the adjourned meeting, a legal quorum is not present at the time specified for the commencement of the meeting, then and in such event one or more Shareholders holding or representing in the aggregate at least 10% of the voting rights in the Company shall be deemed to form a proper quorum, subject to the provisions of Section 79 of the Companies Law.

18.3.	The Chairman of the General Meeting

The chairman of the Board of Directors (if appointed) shall preside at each General Meeting. In the absence of the chairman, or if he fails to appear at the meeting within 15 minutes after the time fixed for the meeting, the Shareholders present at the meeting shall choose any one of the Directors of the Company as the chairman, and if there is no Director present at the meeting, one of the Shareholders shall be chosen to preside over the meeting. The chairman shall not have an additional vote or casting vote.

18.4.	Adjourned Meeting

Upon adoption of a resolution at a General Meeting at which a lawful quorum is present, the chairman may and upon demand of the General Meeting shall adjourn the General Meeting from time to time and from venue to venue, as the meeting may decide (for the purpose of this Article: an “Adjourned Meeting”). In the event that a meeting is adjourned for fourteen days or more, a notice of the Adjourned Meeting shall be given in the same manner as the notice of the original meeting. With the exception of the aforesaid, a Shareholder shall not be entitled to receive notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that could have been discussed at the General Meeting which was adjourned. The provisions of Articles 17.1, 17.2 and 17.3 of the Articles of Association shall apply to an Adjourned Meeting.

19.	Voting of the Shareholders

19.1.	Resolutions

In any General Meeting, a proposed resolution shall be adopted if it receives an Ordinary Majority, or any other majority of votes set by Law or in accordance with these Articles of Association. For the avoidance of doubt, any proposed resolution requiring a Special Majority under the Companies Ordinance shall continue to require the same Special Majority even after the effective date of the Companies Law.

In the event of a tie vote, the resolution shall be deemed rejected.

19.2.	Checking Majority

19.2.1.	The checking of the majority shall be carried out by means of a count of votes, at which each Shareholder shall be entitled to vote in each case in accordance with rights fixed for such Shares, subject to Articles 10A above and Article 44 below. A Shareholder shall be entitled to a single vote for each share he holds which is fully paid or that Calls of Payment in respect of which was fully paid.

19.2.2.	The announcement of the chairman that a resolution in the General Meeting was adopted or rejected, whether unanimously or with a specific majority, shall be regarded as prima facie evidence thereof.

19.3.	Written Resolutions

Subject to the provisions of applicable Law, a written resolution signed by all of the Shareholders of the Company holding Shares which entitle their holders to participate in General Meetings of the Company and vote therein, or of the same class of Shares to which the resolution refers, as the case may be, shall be regarded as a valid resolution for all purposes, and as a resolution adopted at a General Meeting of the Company or at a class meeting of the relevant class of Shares, as the case may be, which was properly summoned and convened, for the purpose of adopting such a resolution.

Such a resolution could be stated in several copies of the same document, each of them signed by one Shareholder or by several Shareholders.

19.4.	Record Date For Participation and Voting

The Record Date shall be set by the Board of Directors, or by a person or persons authorized by the Board of Directors, in accordance with applicable Law.

19.5.	A Right to Participate and Vote

A Shareholder shall not be entitled to participate and vote in any General Meeting or to be counted among those present, so long as (i) he owes the Company a payment which was called for the Shares held by him, unless the allotment conditions of the Shares provide otherwise, and/or (ii) his holdings are registered in the Shareholder Register together with a notation that such holdings have been classified as Exceptional Holdings, as defined in Article 10A or Affected Shares, as defined in Article 44.

19.6.	Personal Interest in Resolutions

A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a third of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution shall notify the registered office of the Company at least two business days prior to the date of the General Meeting, whether he has a personal interest in the resolution or not, as a condition for his right to vote and be counted with respect to such resolution.

A Shareholder voting on a resolution, as aforesaid, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote.

19.7.	The Disqualification of Deeds of Vote

Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify Deeds of Vote and Deeds of Authorization and so notify the Shareholder who submitted a Deed of Vote or Deeds of Authorization in the following cases:

19.7.1.	If there is a reasonable suspicion that they are forged;

19.7.2.	If there is a reasonable suspicion that they are falsified, or given with respect to Shares for which one or more Deeds of Vote or deeds of authorization have been given and not withdrawn; or

19.7.3.	If there is no note on the Deed of Vote or Deed of Authorization as to whether or not his holding in the Company or his vote require the consent of the Minister of Communications pursuant to Sections 21 and 23 to the License.

19.7.4.	With respect to Deeds of Vote:

(One)	If more than one choice is marked for the same resolution; or

(Two)	With respect to resolutions which require that the majority for their adoption includes a third of the votes of those not having a personal interest in the approval of the resolution, where it was not marked whether the relevant Shareholder has a personal interest or not, as aforesaid.

Any Shareholder shall be entitled to appeal on any such disqualification to the Board of Directors at least one business day prior to the relevant General Meeting.

19.8.	The Voting of a Person without Legal Capacity

A person without legal capacity is entitled to vote only by means of a trustee or a legal custodian.

19.9.	The Voting of Joint Holders of a Share

Where two or more Shareholders are registered joint holders of a Share, only the first named joint holder shall vote, without taking into account the other registered joint holders of the Share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

19.10.	Minutes of the General Meeting

The chairman of the General Meeting shall cause that the minutes of each General Meeting shall be properly maintained and shall include the following:

19.10.1.	The name of each Shareholder present in person, by Deed of Vote or by proxy and the number of Shares held or represented by him;

19.10.2.	The principal issues of the discussion, all the resolutions which were adopted or rejected at the General Meeting, and if adopted – according to what majority.

20.	The Appointment of a Proxy

20.1.	Voting by Means of a Proxy

A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization a proxy to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company, whether personally or by means of a Deed of Vote, so long as the deed of authorization with respect to the appointment of the proxy was delivered to the Company at least two Business Days prior to the date of the General Meeting.

In the event that the deed of authorization is not limited to a certain General Meeting, then the deed of authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 20 shall also apply to a Shareholder which is a corporation, appointing a person to participate and vote in a General Meeting in its stead. A proxy is not required to be a Shareholder of the Company.

20.2.	The Draft of the Deed of Authorization

The deed of authorization shall be signed by the Shareholder and shall be in or substantially in the form specified below or any such other form acceptable to the Board of Directors of the Company. The corporate secretary, in his discretion, may accept a deed of authorization differing from that set forth below provided the changes are immaterial.

The corporate secretary shall only accept either an original deed of authorization, or a copy of the deed of authorization which is certified by a lawyer having an Israeli license or a notary.

Deed of Authorization
Date: ________

To:	Partner Communications Company Ltd.
Attn.:	Corporate Secretary

Re: [Annual/Extraordinary] General Meeting of the Company
to be Held On __________________

        I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder of ________ (*) Shares [Ordinary Shares having a par value of NIS 0.01, each], hereby authorize ___________, Identification No. ___________ (**) and/or ___________, Identification No. ___________ and/or ___________, Identification No. ___________ to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company / at any General Meeting of the Company, until I shall otherwise notify you .

—————————————— Signature

(*)	A Shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Shares of the Company held by him, so long as he shall not give deeds of authorization with respect to an aggregate number of Shares exceeding the total number he holds.
(**)	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

20.3.	A vote in accordance with a deed of authorization shall be lawful even if prior to it, the appointer died or became incapacitated or bankrupt, or if it is a corporation – was liquidated, or if he cancelled the deed of authorization or transferred the Share in respect of which it was given, unless a notice in writing was received at the Office of the Company prior to the meeting with respect to the occurrence of such an event.

21.	Deed of Vote, Voting Via the Internet

21.1.	A Shareholder may vote in a General Meeting by means of a Deed of Vote (ktav hatba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically. The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors.

21.2.	The Board of Directors may authorize Shareholder voting in a General Meeting via the Internet, subject to any applicable Law.

Chapter Four – The Board of Directors
22.	The Authority of the Board of Directors

22.1.	The authority of the Board of Directors is as specified both in the Law and in the provisions of these Articles of Association.

22.2.	Signature Authority and Powers of Attorney

22.2.1.	The Board of Directors shall determine the person(s) with authority to sign for and on behalf of the Company with respect to various issues. The signature of such person(s), appointed from time to time by the Board of Directors, whether generally or for a specific issue, whether alone or together with others, or together with the seal or the stamp of the Company or its printed name, shall bind the Company, subject to the terms and conditions set by the Board of Directors.

22.2.2.	The Board of Directors may set separate signature authorities with respect to different issues and different amounts.

22.2.3.	The Board of Directors may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board of Directors deems fit. The Board of Directors may also grant any representative the authority to delegate any or all of the authorities, powers and discretion given to the Board of Directors.

22.3.	The Registered Office of the Company

The Board of Directors shall fix the location of the Office of the Company.

23.	The Appointment of Directors and the Termination of Their Office

23.1.	The Number of Directors

The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17).

23.2.	The Identity of a Director

23.2.1.	A member of the Board of Directors may hold another position with the Company.

23.2.2.	A corporation may serve as a Director in the Company, subject to the provisions of Article 23.6 below.

23.2.3.	For as long as any individual or an entity which is an Interested Party in the Company is also an Interested Party in Cellcom (Israel) Ltd. (hereinafter “Cellcom”), such Interested Party or an Office Holder of an Interested Party in Cellcom or an Office Holder of any entity controlled by an Interested Party in Cellcom (other than Elron Electronic Industries Ltd (“Elron”) or an entity controlled by Elron) will not serve as an Office Holder of the Company, and no Interested Party in Cellcom or any entity controlled by such Interested Party, may appoint more than two Directors to the Board of Directors of the Company. For the purposes of this Article, the terms “control”, “Interested Party” and “Office Holder” shall bear the same meaning as in, and shall be interpreted in accordance with, the License.

23.2.4.	The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Stock Market, the London Stock Exchange and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent.

23.2.5.	At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors. Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.

23.2.6.	Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by the Founding Israeli Shareholders holding Minimum Israeli Holding Shares. For purposes of this section, a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.

23.3.	The Election of Directors and their Terms of Office

23.3.1.	The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association. Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment. Election of Directors shall be not conducted by separate vote on each candidate, unless so determined by the Board of Directors.

23.3.2.	In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3.	Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4.	An elected external Director (Dahatz) shall commence his term from the close of the General Meeting at which he is elected, unless a later date is stated in~~,~~ the resolution with respect to his appointment, and shall serve for the period in accordance with the provisions of the Companies Law, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law.

23.4.	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least a simple majority of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.

23.5.	Alternate Director

Any Director may, from time to time, appoint for himself an alternate Director (hereinafter: the “Alternate Director”), dismiss such Alternate Director and also appoint another Alternate Director instead of any Alternate Director, whose office becomes vacant, due to whatever cause, whether for a certain meeting or generally. Anyone who is not qualified to be appointed as a Director and also anyone serving as a Director or as an existing Alternate Director shall not serve as an Alternate Director.

23.6.	Representatives of a Director that is a Corporation

A Director that is a corporation shall appoint an individual, qualified to be appointed as a Director in the Company, in order to serve on its behalf, either generally or for a certain meeting, or for a certain period of time and the said corporation may also dismiss that individual and appoint another in his stead (hereinafter: “Representatives of a Director”).

23.7.	Manner of Appointment or Dismissal of an Alternate Director or a Representative of a Director that is a Corporation

Any appointment or dismissal of Representatives of Directors, when such Directors are corporations, or of Alternate Directors, shall be made by means of a notice in writing to the corporate secretary, signed by the appointing or dismissing body and shall become valid upon the date indicated in the appointment or dismissal notice or upon the date of its delivery to the corporate secretary, whichever is the later.

23.8.	Miscellaneous Provisions with Respect to Alternate Directors and Representatives of Directors that are Corporations.

23.8.1.	Any person, whether he is a Director or not, may serve as the representative of a Director, and any one person may serve as the representative of several Directors.

23.8.2.	The Representative of a Director – in addition to his own vote, if he is serving as a Director – shall have a number of votes corresponding to the number of Directors represented by him.

23.8.3.	An Alternate Director and the Representative of a Director shall have all the authority of the Director for whom he is serving as an Alternate Director or as a representative, with the exception of the authority to vote in meetings at which the Director is present in person.

23.8.4.	The office of an Alternate Director or a representative of a Director shall automatically become vacant, if the office of the Director for whom he is serving as an Alternate Director or as a representative becomes vacant.

23.9.	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

23.9.1.	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

23.9.2.	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3.	If he is declared by an appropriate court to be incapacitated;

23.9.4.	Upon his death and, in the event of a corporation, if a resolution has been adopted for its voluntary liquidation or a liquidation order has been issued to it;

23.9.5.	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6.	If he is convicted of a crime, as stated in Section 232 of the Companies Law;

23.9.7.	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law; or

23.9.8	If his term is terminated by the Board of Directors in case the Board of Directors concludes that the office of such dDirector is in violation to the provisions of the License or any other telecommunications license granted to the Company or to any of its subsidaries or to any other entity it controls.”

23.10.	The Implications on the Board of Directors of the Termination of the Term of a Director.

In the event that an office of a Director becomes vacant, the remaining Directors are entitled to continue operating, so long as their number has not decreased below the minimum number of Directors set forth in Article 23.1.

In the event that the number of Directors decreased below that minimum number, the remaining Directors shall be entitled to act solely for the convening of a General Meeting of the Company for the purpose of electing additional Directors to the Board of Directors.

23.11.	Compensation of Members of the Board of Directors

Members of the Board of Directors who do not hold other positions in the Company and who are not external Directors shall not receive any compensation from the Company, unless such compensation is approved by the General Meeting and according to the amount determined by the General Meeting, subject to the provisions of the Law.

The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or in any combination thereof.

The Company may reimburse expenses incurred by a Director in connection with the performance of his office, to the extent provided in a resolution of the Board of Directors.

24.	Actions of Directors

24.1.	Convening Meetings of the Board of Directors

24.1.1.	The chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

24.1.2.	The chairman of the Board of Directors shall convene a meeting of the Board of Directors at least four times a year, in a manner allowing the Company to fulfil the provisions of the Law with respect to the publication of Financial Statements and reporting to the public.

24.1.3.	The chairman of the Board of Directors shall convene a meeting of the Board of Directors on a specific issue if requested by at least two Directors or one Director, if he is an external Director, within no more than 14 days from the date of the request.

24.1.4.	The chairman of the Board of Directors shall act forthwith for the convening of a meeting of the Board of Directors, within 14 days from the time that a Director in the Company has informed him of a matter related to the Company in which there is an apparent violation of the Law or a breach of proper management of the business, or from the time that the auditor of the Company has reported to him that he had become aware of material flaws in the accounting oversight of the Company.

24.1.5.	In the event that a notice or a report of the General Manager requires an action of the Board of Directors, the chairman of the Board of Directors shall forthwith convene a meeting of the Board of Directors, which should be held within 14 days from the date of the notice or the report.

24.2.	Convening of a Meeting of the Board of Directors

24.2.1.	Any notice with respect to a meeting of the Board of Directors may be given in writing, so long as the notice is given at least 14 days prior to the date fixed for the meeting, unless all the members of the Board of Directors or their Alternate Directors or their representatives agree on a shorter time period. A notice, as stated, shall be delivered in writing or transmitted via facsimile or E-mail or through another means of communication, to the address or facsimile number or to the E-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the corporate secretary, upon his appointment, or by means of a written notice to the corporate secretary thereafter.

A notice, which was delivered or transmitted, as provided in this Article, shall be deemed to be personally delivered to the Director on its delivery date.

24.2.2.	In the event that a Director appointed an Alternate Director or a representative, the notice shall be delivered to the Alternate Director or the representative, unless the Director instructed that the notice should be delivered to him as well.

24.2.3.	The notice shall include the venue, date and time of the meeting of the Board of Directors, arrangements with respect to the manner of management of the meeting (in cases where telecommunications are used), the details of the issues on its agenda and any other material that the chairman of the Board of Directors requests be attached to the summoning notice with respect to the meeting.

24.3.	The Agenda of Meetings of Board of Directors

The agenda of meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include the following issues:

24.3.1.	Issues determined by the chairman of the Board of Directors.

24.3.2.	Issues for which the meeting is convened in accordance with Article 24.1 above.

24.3.3.	Any issue requested by a Director or by the General Manager within a reasonable time prior to the date of the meeting of the Board of Directors (taking into account the nature of the issue).

24.4.	Quorum

The quorum for meetings of the Board of Directors shall be a majority of the Directors, which must include one external Director.

24.5.	Conducting a Meeting Through Means of Communication

The Board of Directors may conduct a meeting of the Board of Directors through the use of any means of communications, provided all of the participating Directors can hear each other simultaneously.

24.6.	Voting in the Board of Directors

Subject to Article 23.4 and Article 44, Issues presented at meetings of the Board of Directors shall be decided upon by a majority of the votes of the Directors present (or participating, in the case of a vote through a permitted means of communications) and voting, subject to the provisions of Article 23.8 above, with respect to Alternate Directors and representatives of Directors that are corporations.

Each Director shall have a single vote.

24.7.	Written Resolutions

A written resolution signed by all the Directors shall be deemed as a resolution lawfully adopted at a meeting of the Board of Directors. Such a resolution may be made in several copies of the same Document, each of them signed by one Director or by several Directors. Such a resolution may be adopted by signature of only a portion of the Directors, if all of the Directors who have not signed the resolution were not entitled to participate in the discussion and to vote on such resolution in accordance with any Law whatsoever, so long as they confirm in writing that they are aware of the intention to adopt such a resolution.

24.8.	Resolutions Approved by Means of Communications

A resolution approved by use of a means of communications by the Directors shall be deemed to be a resolution lawfully adopted at a meeting of the Board of Directors, and the provisions of Article 24.6 above shall apply to the said resolution.

24.9.	The Validity of Actions of the Directors

All actions taken in good faith in a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a Director shall be valid, even if it subsequently transpires that there was a flaw in the appointment of such a Director or person acting as such, or if any of them were disqualified, as if any such person was lawfully appointed and was qualified to serve as a Director.

24.10.	Minutes of Meetings of the Board of Directors

The chairman of the Board of Directors shall cause that the minutes of meetings of the Board of Directors shall be properly maintained and shall include the following:

24.10.1.	Names of those present and participating at each meeting.

24.10.2.	All the resolutions and particulars of the discussion of said meetings.

Any such minutes signed by the chairman of the Board of Directors presiding over that meeting or by the chairman of the Board of Directors at the following meeting, shall be viewed as prima facie evidence of the issues recorded in the minutes.

25.	Committees of the Board of Directors

25.1.	Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities or any part of them to committees, as they deem fit, and they may from time to time cancel the delegation of such an authority. Any such committee, while utilizing an authority as stated, is obligated to fulfil all of the instructions given to it from time to time by the Board of Directors.

25.2.	Subject to the provisions of the Companies Law, each committee of the Board of Directors shall consist of at least two Directors, and it may include members who are not Directors, with the exception of the audit committee which shall consist of at least three (3) Directors, and all of the external Directors of the Company shall be members of it.

25.3.	The provisions with respect to meetings of the Board of Directors shall apply to the meetings and discussions of each committee of the Board of Directors, with the appropriate changes, provided that no other terms are set by the Board of Directors in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law.

25A.	Committee for Security Matters

25A.1.	Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”. The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external director. Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters. Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors. The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section. For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

25A.2.	Security matters which the audit committee or board of directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance. Other Directors shall not be entitled to participate in meetings of the audit committee or board of directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3.	Any director or officer of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such director or officer and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4.	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5.	(1) The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the board of directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

(2) The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

(3) In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of [information relating to] the Company, except as required to fulfill his responsibilities as an observer. The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company. The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4) Notices of meetings of the board of directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

(5) The Security Observer shall have the same right to obtain information from the Company as that of a Director. If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer. If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

(6) If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing. Said notice shall be delivered to the chairman of the board of directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.”

25B.	Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law i.e. a transaction with directors or officers or a transaction in which an officer or a director has a personal interest, provided that such transactions are in the Company’s ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the Audit Committee, without the need for Board of Director’s approval, or by the Board of Directors, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

26.	Chairman of the Board of Directors

26.1.	Appointment

26.1.1.	The Board of Directors shall choose one of its members to serve as the chairman of the Board of Directors, and shall set in the appointing resolution the term for his service.

26.1.2.	Unless otherwise provided in the appointing resolution, the chairman of the Board of Directors shall be chosen each and every calendar year at the first meeting of the Board of Directors held after the General Meeting in which Directors were appointed to the Company.

26.1.3.	In the event that the chairman of the Board of Directors ceases to serve as a Director in the Company, the Board of Directors in its first meeting held thereafter shall choose one of its members to serve as a new chairman who will serve in his position for the term set in the appointing resolution, and if no period is set, until the appointment of a chairman, as provided in this Article.

26.1.4.	In the event that the chairman of the Board of Directors is absent from a meeting, the Board of Directors shall choose one of the Directors present to preside at the meeting.

26.2.	Authority

26.2.1.	The chairman of the Board of Directors shall preside over meetings of the Board of Directors.

26.2.2.	In the event of a deadlock vote, the chairman of the Board of Directors shall not have an additional or casting vote.

26.2.3.	The chairman of the Board of Directors is entitled, at all times, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

26.3.	Reservations with Regard to Actions of the Chairman of the Board of Directors

26.3.1.	The chairman of the Board of Directors shall not serve as the General Manager of the Company, unless he is appointed in accordance with the provisions of Article 27.2 below.

26.3.2.	The chairman of the Board of Directors shall not serve as a member of the Audit Committee.

Chapter Five – Officers who are not Directors, and the Auditor
27.	The General Manager

27.1.	The Appointment and Dismissal of the General Manager

27.1.1.	The Board of Directors shall appoint a General Manager for a fixed period of time or for an indefinite period of time. The Board of Directors may appoint more than one General Manager.

27.1.2.	The compensation and employment conditions of the General Manager shall be determined by the Board of Directors in any manner it deems fit. Where the compensation of the General Manager is regarded by the Board of Directors in accordance with the Company Law as an “exceptional transaction” and also in cases of the granting of a release, insurance, liability for indemnification or indemnification given by a permit, said compensation requires the prior approval of the audit committee.

27.1.3.	The Board of Directors may from time to time remove the General Manager from his office or dismiss the General Manager and appoint another or others in his stead.

27.2.	The Chairman of the Board of Directors as the General Manager

27.2.1.	The General Meeting of the Company is entitled to authorize the chairman of the Board of Directors to fulfil the position of the General Manager and to exercise his authority, so long as the majority of the votes in the General Meeting adopting such a resolution include at least two thirds of the votes of Shareholders present and entitled to vote at the meeting who are not controlling Shareholders of the Company as defined in the Companies Law or representatives of any of them. “Abstain” votes shall not be taken into account in the counting of the votes of the Shareholders.

27.2.2.	The validity of a resolution provided in Article 27.2.1 above is restricted to a maximum period of three years from the date of the adoption of the resolution by the General Meeting. In the event that no period was set in the resolution, the period shall be deemed to be for three years. Prior to the completion of the three year period, as aforesaid, and even after the end of this period, the General Meeting is entitled to extend the validity of such resolution.

27.2.3.	A resolution, as stated, may relate to the authority of the chairman of the Board of Directors, generally, or to a specific person who is serving as the chairman of the Board of Directors.

27.3.	The Authority of the General Manager and Subordination to the Board of Directors

27.3.1.	The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its instructions.

The General Manager shall have all administrative and operational authority which were not conferred by Law or pursuant to these Articles of Association to any other corporate organ of the Company, and he shall be under the supervision of the Board of Directors and subject to its instructions.

The General Manager shall appoint and dismiss officers of the Company, with the exception of Directors, and he shall also determine the terms of their employment, unless otherwise resolved by the Board of Directors and provided, however, that the appointment and dismissal of senior managers of the Company shall require consultation with and approval by the Board of Directors.

27.3.2.	The Board of Directors may instruct the General Manager on how to act with respect to a certain issue. If the General Manager fails to fulfil the instruction, the Board of Directors may exercise the required authority in order to act in the place of the General Manager.

The Board of Directors may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

27.3.3.	In the event that the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority in his stead, or authorize another to exercise such authority.

27.4.	Reporting Duties of the General Manager

The General Manager is obligated to notify the chairman of the Board of Directors of any exceptional matter which is material to the Company, or of any material deviation by the Company from the policy set by the Board of Directors. In the event that the Company shall be without a chairman of the Board of Directors for whatever reason the General Manager shall notify all the members of the Board of Directors, as aforesaid. The General Manager shall deliver to the Board of Directors reports on issues, at such time and in such scope, as is determined by the Board of Directors.

27.5.	Delegating Authority of the General Manager

The General Manager, upon approval of the Board of Directors, may delegate to his subordinates any of his authority. However, such delegation of authority shall not release the General Manager from his liability.

28.	The Corporate Secretary, Internal Controller and Other Officers of the Company

28.1.	The corporate secretary

28.1.1.	The Board of Directors is entitled to appoint a corporate secretary on terms it deems fit, joint secretaries, sub–secretaries and to determine the areas of their functions and authorities.

28.1.2.	In the event that no corporate secretary has been appointed, the General Manager or anyone authorized by him shall fulfil the functions assigned to the corporate secretary, in accordance with any Law, to these Articles of Association and the resolutions of the Board of Directors.

28.1.3.	The corporate secretary shall be responsible for all documents which are kept at the Office, as stated in Section 124 of the Companies Law, and he shall manage all the registries maintained by the Company in accordance with the Law or Companies Law.

28.2.	Internal Controller

28.2.1.	The internal controller of the Company shall report to the chairman of the Board of Directors.

28.2.2.	The internal controller shall file with the Board of Directors a proposal for an annual or other periodic work plan, which shall be approved by the Board of Directors, subject to any changes it deems fit.

28.3.	Other Officers of the Company

The Board of Directors may decide that in addition to the General Manager and the corporate secretary, other officers may be appointed, whether generally or for a specific issue. In such event, the Board of Directors shall appoint the officer, define his position and authority, and set his compensation and terms of employment.

The Board of Directors is entitled to authorize the General Manager to fulfil any or all of its authorities, as stated.

29.	The Auditor

29.1.	The Shareholders at the Annual Meeting shall appoint an auditor for a period until the close of the following Annual Meeting. The Annual Meeting may appoint an auditor for a period not to extend beyond the close of the third Annual Meeting following the Annual Meeting in which he was appointed. In the event that the auditor was appointed for said period, the Annual Meeting shall not address the appointment of the auditor during said period, unless a resolution is adopted with respect to the termination of his service.

29.2.	The General Meeting is entitled at all times to terminate the service of the auditor or to decide not to renew it.

29.3.	The Board of Directors shall determine the compensation of the auditor of the Company and it shall report in that respect to the Annual Meeting of the Company.

29.4.	The Board of Directors shall set the compensation of the auditor for additional services which are not regarded as oversight activities, and it shall report in this respect at the Annual Meeting of the Company.

Chapter Six – The Share Capital of the Company and its Distribution
30.	Permitted Distributions

30.1.	Definitions

In this Chapter, the following terms shall be construed, in accordance with their definition in Sections 301 and 302 of the Companies Law: “distribution”, “acquisition”, “profits”, “profit test”, “adjusted financial statements” and “balances”.

30.2.	Distribution of Profits

The Company shall not make any distribution except from its profits, provided that the Company shall not make any distribution if there is a reasonable fear that such distribution shall preclude the Company from having the ability to meet its present and anticipated liabilities, as they become due. Notwithstanding the aforesaid, the Company, with the approval of the Court, is entitled to make a distribution which fails to meet the profit test.

30.3.	Allotment for a Consideration Below the Par Value

In the event the Board of Directors decides to allot Shares having a par value, for consideration which is less than their par value, including Bonus Shares, the Company shall convert into share capital from its profits, premium on its Shares, or any other source, included in its shareholders equity, as stated in its most recent Financial Statements, an amount equal to the difference between the par value and the consideration.

Even if the aforesaid is not done, with the approval of the Court, the Company shall be entitled to make an allotment of Shares, for consideration which is less than their par value.

31.	Dividends and Bonus Shares

31.1.	Right to Dividends or Bonus Shares

31.1.1.	A Shareholder of the Company shall have the right to receive dividends or Bonus Shares, if the Company so decides in accordance with Article 31.2 below, consistent with the rights attaching to such Shares.

31.1.2.	Dividends or Bonus Shares shall be distributed or allotted to those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment or upon a latter date, if another date is determined for this purpose in same resolution (hereinafter: the “Determining Date”).

31.1.3.	In the event that the share capital of the Company consists of Shares having various par values, dividends or Bonus Shares shall be distributed in proportion to the par value of each Share.

31.1.4.	Subject to special rights conferred upon Shares in accordance with the conditions of their allotment, profits of the Company which the Company decides to distribute as a dividend or as Bonus Shares shall be paid in proportion to the amount which was paid or credited on the account of the par value of the Shares, held by the Shareholder.

31.1.5.	In the event that it was not otherwise determined in the conditions applicable to the allotment of the Shares or in a resolution of the General Meeting, all the dividends or Bonus Shares with respect to Shares, which were not fully paid within the period in which the dividends or Bonus Shares are paid, shall be paid in proportion to the amounts which were actually paid or credited as paid on the par value of the Shares during any part of said period (pro rata temporis).

31.2.	Resolution of the Company with Respect to a Dividend or Bonus Shares

31.2.1.	The Authority to Distribute Dividends or Bonus Shares

The resolution of the Company on the distribution of a dividend or Bonus Shares to be distributed to the Shareholders according to their respective rights and benefits, and on their time of payment, shall be made by the Board of Directors.

31.2.2.	Funds

The Board of Directors may, in its discretion, allocate to special funds any amount whatsoever from the profits of the Company or from the revaluation of its assets or its relative share in the revaluation of assets of “branch companies,” and also to determine the designation of these funds.

31.3.	The Payment of Dividends

31.3.1.	Manner of Payment

Unless otherwise provided in the resolution with respect to the distribution of the dividend, the Company may pay any dividend with the withholding of any tax required by Law, by way of a cheque to the order of the beneficiary alone, which should be sent by means of registered mail to the registered address of the Shareholder entitled thereto, or by way of a bank transfer. Any cheque, as stated, shall be drawn up to the order of the person to whom it is intended.

In the event of registered joint holders, the cheque shall be passed to the same Shareholder whose name is registered first in the Shareholder Register with respect to the joint holding.

The sending of a cheque to a person whose name is registered in the Shareholder Register as the holder of the Share upon the Determining Date or, in the case of joint holders, to any of the joint holders, shall serve as evidence with respect to all the payments made in connection with same Shares.

The Company may decide that a cheque under a certain amount shall not be sent and the amount of the dividend which was supposed to be paid shall be deemed to be an unclaimed dividend.

31.3.2.	An Unclaimed Dividend

The Board of Directors is entitled to invest the amount of any unclaimed dividend for one year after it was declared or to utilize it in any other manner to the benefit of the Company until it is claimed. The Company shall not be obligated to pay interest or Linkage on an unclaimed dividend.

31.3.3.	Specific Dividend

In the event the Company declares a dividend, as provided in Article 31.2.1 above, it may decide that same dividend shall be paid, entirely or partially, by way of the distribution of certain assets, including fully paid Shares or bonds of any other company or in any combination of these assets.

31.4.	Manner of Capitalization of Profits and the Distribution of Bonus Shares

31.4.1.	Subject to the provisions of Article 30 above in the event of a capitalization of profits and distribution of Bonus Shares, the undistributed profits of the Company, or premium on Shares, or funds derived from the revaluation of the assets of the Company, or funds derived on the basis of equity from the profits of “branch companies,” or from the revaluation of assets of “branch companies” and capital redemption funds shall be capitalized and distributed among the Shareholders entitled thereto, as per the provisions of Article 31.1 above, to be held by the shareholders as capital, and that this capital, entirely or partially, shall be used on behalf of same Shareholders as full payment, whether according to the par value of the Shares or together with premium decided upon, for Shares to be distributed accordingly, and that this distribution or payment shall be received by same Shareholders as full consideration for their portion of the benefit in the capitalized amount, as determined by the Board of Directors.

The provisions of this chapter six shall also apply to the distribution of bonds.

31.4.2.	The Company, in the resolution with respect to the distribution of Bonus Shares, is entitled in accordance with the recommendation of the Board of Directors, to decide that the Company shall transfer to a special fund, designated for the future distribution of Bonus Shares, an amount the capitalization of which shall be sufficient in order to allot to anyone having at such time a right to acquire Shares of the Company (including a right which can be exercised only upon a later date), Bonus Shares at the par value which would have been due to him had he exercised the right to acquire the Shares shortly before the Determining Date, at the price of the right in effect at such time. In the event that after the Determining Date, the holder of said right shall exercise his right to acquire the Shares or any part of them, the Board of Directors shall allot to him fully paid Bonus Shares at such par value and of such class, which would have been due to him had he exercised shortly before the Determining Date the right to acquire those Shares he actually acquired, by way of an appropriate capitalization made by the Board of Directors out of the special fund, as aforesaid. For the purpose of the determination of the par value of the Bonus Shares which are to be distributed, any amount transferred to the special fund, with respect to a previous distribution of previous Bonus Shares shall be viewed as if it had already been capitalized and that Shares entitling the holders to the right to acquire Shares of the Company were already allotted as Bonus Shares.

31.4.3.	Upon the distribution of Bonus Shares, each Shareholder of the Company shall receive Shares of a uniform class or of the class which confers on its holder the right to receive the Bonus Shares, as determined by the Board of Directors.

31.4.4.	For purposes of carrying out any resolution pursuant to the provisions of Article 30, the Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of Bonus Shares, and, in particular, to issue certificates for fractions of Shares and sell such fractions of Shares, in order to pay their consideration to those entitled thereto, and also to set the value for the distribution of certain assets and to decide that cash payments shall be paid to the Shareholders on the basis of the value determined in such a way, or that fractions whose value is less than NIS 0.01 shall not be taken into account, pursuant to the adjustment of the rights of all parties. The Board of Directors may pay cash or convey these certain assets to trustees in trust in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board of Directors shall deem beneficial.

32.	Acquisition of Shares

32.1.	The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of Shares of the Company or securities convertible into Shares of the Company or which could be exercised into Shares of the Company, including incurring an obligation to take any of these actions, subject to the fulfillment of the conditions of a permissible distribution, as stated in Article 30 above.

32.2.	In the event that the Company acquired any of its Shares, such a Share shall become a dormant Share, and shall not confer any rights, so long as it is in the holding of the Company.

32.3.	A subsidiary or another corporation in the control of the Company is entitled to acquire Shares of the Company or securities convertible into Shares of the Company or which can be exercised into Shares of the Company, including an obligation to take any of these actions, to the same extent the Company may make a distribution, so long as the board of directors of the subsidiary or the managers of the acquiring corporation have determined that had the acquisition of the Shares been carried out by the Company it would have been regarded as a permissible distribution, as specified in Article 30 above. Notwithstanding the foregoing, an acquisition by a subsidiary or by another corporation in the control of the Company, which is not fully-owned by the Company, will be considered a distribution of an amount equal to the product of the amount acquired multiplied by the percentage of the rights in the capital of the subsidiary or in the capital of said corporation which is held by the Company.

32.4.	In the event that a Share of the Company is acquired by a subsidiary or by a corporation in the control of the Company, the Share shall not confer any voting rights, for so long as said Share is held by the subsidiary or by said controlled corporation.

Chapter Seven – Insurance, Indemnification and Release of Officers
33.	Insurance of Officers

33.1.	The Company may insure the liability of an officer in the Company, to the fullest extent permitted by Law.

33.2.	Without derogating from the aforesaid, the Company may enter into an insurance contract and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an officer in the Company, resulting directly or indirectly from an action or inaction by him (or together with other officers of the Company) in his capacity as an officer in the Company, for any of the following:

33.2.1.	The breach of the duty of care toward the Company or toward any other person;

33.2.2.	The breach of the duty of loyalty toward the Company provided the officer has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3.	A financial liability imposed on him in favor of another person.

33.2.4.	Any other matter in respect of which it is permitted or will be permitted under Law to insure the liability of an officer in the Company.

34.	Indemnification of Officers

34.1.	The Company may indemnify an officer in the Company.to the fullest extent permitted by Law. Without derogating from the aforesaid, the Company may indemnify an officer in the Company as specified in Articles 34.2 through 34.4 below.

34.2.	Indemnification in Advance

The Company may indemnify an officer in the Company for liability or expense he incurs or that is imposed on him in consequence with an action or inaction by him (or together with other officers of the Company) in his capacity as an officer in the Company, as follows:

34.2.1.	Any financial liability he incurs or is imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the Court.

34.2.2.	Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by the Court, in the context of proceedings filed against him by the Company or on its behalf or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

34.2.3.	Reasonable litigation expenses, including legal fees, incurred by the officer due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Law.

34.2.4.	Any other liability or expense in respect of which it is permitted or will be permitted under Law to indemnify an officer in the Company.

34.3.	Indemnification in Advance

The Company may undertake in advance to indemnify an officer of the Company in respect of the following matters:.

34.3.1.	Matters as detailed in Article 34.2.1 provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable in the circumstances.

34.3.2.	Matters as detailed in Article 34.2.2 and 34.2.3.

34.3.3.	Any other matter permited by Law.

34.4.	Indemnification after the Fact

The Company may indemnify an officer in the Company for all kinds of events, retrospectively, subject to any applicable Law

35.	Release of Officers

35.1.	The Company shall not release an officer from his liability for a breach of the duty of care toward the Company, other than in accordance with the provisions of this Article.

35.2.	The Company may release an officer in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company.

35.3.	Notwithstanding the foregoing, the Company may not release an officer from his liability, resulting from any of the following events:

35.3.1.	The breach of the duty of loyalty toward the Company.

35.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”);

35.3.3.	An intentional act intended to unlawfully yield a personal profit;

35.3.4.	A criminal fine or a penalty imposed on him.

Chapter Eight – Liquidation and Reorganization of the Company
36.	Liquidation

36.1.	In the event that the Company is liquidated, whether voluntarily or otherwise, the liquidator, upon the approval of an Extraordinary Meeting, may make a distribution in kind to the Shareholders of all or part of the property of the Company, and he may with a similar approval of the General Meeting, deposit any part of the property of the Company with trustees in favor of the Shareholders, as the liquidator with the aforementioned approval, deems fit.

36.2.	The Shares of the Company shall confer equal rights among them with respect to capital amounts which were paid or which were credited as paid on the par value of the Shares, in all matters pertaining to the refund of the capital and to the participation in the distribution of the balance of the assets of the Company in liquidation.

37.	Reorganization

37.1.	Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation), if they are so authorized by a resolution of the General Meeting of the Company adopted with a Special Majority, may receive fully or partially paid up Shares, bonds or securities of another company, either Israeli or foreign, whether incorporated or which is about to incorporated for the purpose of acquiring property of the Company, or any part thereof, and the Directors (if the profits of the Company allow for it) or the liquidators (in case of a liquidation) may distribute among the Shareholders the Shares or the securities mentioned above or any other property of the Company without selling them or depositing them with trustees on behalf of the Shareholders.

37.2.	The General Meeting may, pursuant to a resolution adopted by a Special Majority, decide on the valuation of the securities or of the aforementioned property at a price and in the same manner as it deems appropriate and all the Shareholders shall be obligated to accept any valuation or distribution, authorized in accordance with the foregoing and to waive their rights in this matter, unless the Company is about to liquidate or is in a liquidation process, of same lawful rights (if any) which according to the provisions of the Law should not be altered or denied.

Chapter Nine – Miscellaneous
38.	Notices

38.1.	A notice or other document may be sent by the Company to any Shareholder appearing in the Shareholder Register of the Company either personally or by way of sending by registered mail, at the registered address of the Shareholder in the Shareholder Register, or at such address as the Shareholder shall have provided in writing to the Company as the address for the delivery of notices.

38.2.	All the notices to be given to Shareholders, shall, in respect of Shares held jointly, be given to the person whose name is mentioned first in the Shareholder Register, and any notice given in such a manner shall be viewed as a sufficient notice to all the joint Shareholders.

38.3.	Any Shareholder registered in the Shareholder Register, with an address, whether in Israel or overseas, is entitled to receive, at such address, any notice he is entitled to receive in accordance with the Articles of Association or according to the provisions of the Law. Unless otherwise stated above, no person who is not registered in the Shareholder Register shall be entitled to receive any notices from the Company.

38.4.	Any notice or other document which is sent to a Shareholder in accordance with these Articles of Association shall be considered lawfully sent with respect to all the Shares held by him (whether with respect to Shares held by him alone or held by him jointly with others) even if same Shareholder had died by that time or had become bankrupt or had received an order for its liquidation or if a trustee or a liquidator or a receiver was appointed with respect to his Shares (whether the Company was aware of it or not) until another person is registered in the Shareholder Register in his stead, as the holder thereof. The sending of a notice or other document, as aforesaid, shall be viewed as a sufficient sending to any person having a right in these Shares.

38.5.	Any notice or other document which was sent by the Company via registered mail, to an address in Israel, shall be considered sent within 72 hours from its posting at the post office. In order to prove sufficient sending, it is enough to show that the letter containing the notice or the document was addressed to the correct address and was posted at the post office.

38.6.	Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of whatever Shareholder shall not cause the cancellation of a resolution taken at that meeting, or the cancellation of processes based on such notice.

38.7.	Any Shareholder and any member of the Board of Directors may waive his right to receive notices or waive his right to receive notices during a specific time period and he may consent that a General Meeting of the Company or a meeting of the Board of Directors, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect to it, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

Chapter 10 – Intentionally Deleted
39.	Intentionally Deleted

40.	Intentionally Deleted

41.	Intentionally Deleted

42.	Intentionally Deleted

Chapter 11 – Compliance with the License /
Limitations on Ownership and Control
43.	Compliance

The Shareholders and the Company shall at all times comply with the terms of the License and of any other telecommunications license held by the Company. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License and of any other telecommunications license held by the Company. If any article of these Articles shall be found to be inconsistent with the terms of the License and of any other telecommunications license held by the Company, the provisions of such Article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

44.	Limitations on Ownership and Control

44.1.	This Article is to ensure that so long as and to the extent that any Operating Right is conditional on or subject to any conditions or restrictions relating to ownership or control over the Company imposed by the Ministry, the Company is so owned and controlled. This Article shall not affect or influence in any way the interpretation or application of Article 10A.

44.2.	In this Article:

“Affected Share” means any Share determined to be dealt with as such pursuant to Article 44.4;

“Affected Share Notice” means a notice in writing served in accordance with Article 44.5;

“Depositary” means a custodian or other person appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Shares and which issues securities evidencing the right to receive such Shares;

“Depositary Receipts” means receipts or similar documents of title issued by or on behalf of a Depositary;

“Depositary Shares” means the Shares held by a Depositary or in which a Depositary is interested in its capacity as a Depositary;

“Intervening Act” means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, authority or person (including the Ministry) by reason of the activities of persons holding Shares in and/or controlling the Company;

“Ministry” means the Ministry of Communications and/or Minister of Communications;

“Operating Right” means all or any part of any authority, permission, licence or privilege applied for, granted to or enjoyed by the Company, including the Licence, for the establishment, subsistence, maintenance and operation of a mobile radio telephone system using the cellular method and the provision of mobile radio telephone services to the public in Israel;

“Permitted Maximum” means the maximum aggregate permitted number of Relevant Shares specified by the Board of Directors in accordance with the terms of the Licence, any other requirements of the Ministry and any relevant requirements of Law;

“Relevant Person” means:

(a)	any person who, without the approval of the Ministry, acquires, directly or indirectly, any Means of Control (as defined in the Licence) in breach of Section 21 of the Licence other than a person who falls within Article 10A; or

(b)	any Interested Party (as defined in the Licence) who, or who has an Officer Holder (as defined in the Licence) who, is in breach of Sections 23 or 24 of the Licence other than a person who falls within Article 10A;

“Relevant Share” means any Share (other than a Share removed from the Relevant Shares Register (defined in Article 44.3.2) pursuant to Article 44.3.5), in which a Relevant Person has an interest or which is declared to be a Relevant Share pursuant to Article 44.3.4;

44.3.

44.3.1.	The Board of Directors shall not register a person as a holder of a Share unless the person has given to the Board of Directors a declaration (in a form prescribed by the Board of Directors) signed by him or on his behalf, stating his name, nationality, that he is not a Relevant Person falling within paragraphs (c) or (d) of the definition of that term and other information required by the Board of Directors.

44.3.2.	The Board of Directors shall maintain a register (the “Relevant Shares Register”), in which shall be entered particulars of any Share which has been:

(a)	acknowledged by the holder (or by a joint holder) to be a Relevant Share;

(b)	declared to be a Relevant Share pursuant to Article 44.3.4; or

(c)	determined to be an Affected Share pursuant to Article 44.4.2.;

and which has not ceased to be a Relevant Share. The particulars in the Relevant Shares Register in respect of any Share shall include the identity of the holder or joint holders and information requested by and supplied to the Board of Directors.

44.3.3.	Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly.

44.3.4.	The Board of Directors may notify in writing the registered holder of a Share which is not in the Relevant Shares Register and appears to be a Relevant Share, requiring him to show that the Share is not a Relevant Share. Any person to whom such notice has been issued may within 21 clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as a Relevant Share but if, after considering such representations and other relevant information, the Board of Directors is not so satisfied, it shall declare such Share to be a Relevant Share and treat it as such.

44.3.5.	The Board of Directors shall remove a Relevant Share from the Relevant Shares Register if the holder of the Relevant Share gives to the Board of Directors a declaration (in a form prescribed by the Board of Directors), together with such other evidence as the Board of Directors may require, which satisfies it that such Share is no longer, or should not be treated, as a Relevant Share.

44.4.

44.4.1.	Article 44.4.2 shall apply for so long as the Company holds or enjoys any Operating Right where the Board of Directors determines that it is necessary to take steps to protect any Operating Right because an Intervening Act is contemplated, threatened or intended, may take place or has taken place;

44.4.2.	Where a determination has been made under Article 44.4.1, the Board of Directors shall take such of the following steps as they consider necessary or desirable to overcome, prevent or avoid an Intervening Act:

44.4.2.1.	the Board of Directors may remove any Director from office, by a resolution passed by a majority of 75 per cent or more of the other Directors present and voting at the relevant meeting;

44.4.2.2.	the Board of Directors may seek to identify those Relevant Shares which gave rise to the determination under Article 44.4.1 and by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting deal with such Shares as Affected Shares; and

44.4.2.3.	when the aggregate number of Relevant Shares in the Relevant Shares Register exceeds the Permitted Maximum, the Board of Directors may deal with the Relevant Shares which it decides, by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting, are in excess of the Permitted Maximum as Affected Shares.

44.5.	The Board of Directors shall give an Affected Share Notice to the registered holder of any Affected Share and state that Article 44.6 is to be applied forthwith in respect of such Affected Share. The registered holder of the Affected Share may within 21clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as an Affected Share and if, after considering such representations and other relevant information, the Board of Directors considers that the Share should not be treated as an Affected Share it shall forthwith withdraw the Affected Share Notice and Article 44.6 shall no longer apply to the Share.

44.6.	An Affected Share in respect of which an Affected Share Notice has been served shall be treated as a dormant share (as defined in section 308 of the Companies Law) except that the registered holder of the Affected Share shall continue to have the right to receive dividends and other distributions of the Company and participate in bonus or rights issues of the Company in respect of such Share.

44.7.	In deciding which Shares are to be treated as Affected Shares, the Board of Directors shall have regard to the Relevant Shares which in its opinion have directly or indirectly caused the determination under Article 44.4 and the chronological order in which Relevant Shares have been entered in the Relevant Shares Register (and accordingly treat as Affected Shares those Relevant Shares entered in the Relevant Shares Register most recently) except where such criterion would in their opinion be inequitable, in which event the Board of Directors shall apply such other criterion or criteria as they may consider appropriate.

44.8.	Subject to the other provisions of this Article 44, the Board of Directors shall be entitled to assume without enquiry that:

44.8.1.	all Shares not in the Relevant Shares Register and not falling within clause 44.8.2 are neither Relevant Shares nor Shares which would be or be capable of being treated as Affected Shares; and

44.8.2.	all or some specified number of the Shares are Relevant Shares falling within paragraphs (a)-(b) in the definition of that term if they (or interests in them) are held by a Depositary, trustee, registration or nominee company or other agent unless and for so long as, in respect of any such Shares, it is established to their satisfaction that such Shares are not Relevant Shares.

44.9.	Any resolution or determination of, or any decision or the exercise of any discretion or power by, the Board of Directors or any one of the Directors under this Article 44 shall be final and conclusive.

44.10.

44.10.1.	On withdrawal of the determination under Article 44.4.1, the Board of Directors shall cease to act pursuant to such determination and inform every person on whom an Affected Share Notice has been served that Article 44.6 no longer applies in respect of such Share. The withdrawal of such a determination shall not affect the validity of any action taken by the Board of Directors under this Article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever.

44.10.2.	The Board of Directors shall, so long as it acts reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with this Article and it shall not be liable to the Company or any other person if, having acted reasonably and in good faith it determines erroneously that any Share is an Affected Share, or any person is a Relevant Person or on the basis of such determination or any other determination or resolution, they perform or exercise their duties, powers, rights or discretions under this Article in relation to such Share.

44.11.	A person who has an interest in Shares by virtue of having an interest in Depositary Receipts shall be deemed to have an interest in the number of Shares represented by such Depositary Receipts and not (in the absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary.

Appendix 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AT SEPTEMBER 30, 2009
(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDEDNSED CONSOLIDATED FINANCIAL INFORMATION
AT SEPTEMBER 30, 2009
(Unaudited)

TABLE OF CONTENTS

Page
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report on review of interim financial information	3-4
Statements of financial position as of September 30, 2009 and December 31, 2008	5-6
Statements of income for the periods of nine and three months ended September 30, 2009 and 2008.	7
Statements of comprehensive income for the periods of nine and three months ended September 30, 2009 and 2008.	8
Statements of changes in equity for the periods of nine months ended September 30, 2009 and 2008.	9-10
Statements of cash flows for the periods of nine months ended September 30, 2009 and 2008.	11-12
Notes to interim condensed consolidated financial statements	13-51

2

Kesselman & Kesselman
Certified Public Accountants (Isr) Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel P.O. Box 452 Tel Aviv 61003 Israel Telephone +972-3-7954555 Facsimile +972-3-7954556

Auditors’ review Report to the shareholders of Partner Communications Company Ltd.

Introduction

We have reviewed the accompanying interim financial information of Partner Communications Company Ltd. (the “Company”), including the consolidated interim financial position as of June September 30, 2009, the related consolidated statements of income and comprehensive income for the periods of nine and three months then ended and changes in the Company’s equity and cash flows for the period of nine months then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israel Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing principles generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, under IAS 34.

3

We draw your attention to note 2, which discusses the adoption of the International Financial Reporting Standards (“IFRS”) by the Company effective January 1, 2009. Comparative data in these interim financial statements as of December 31, 2008 and for the year then ended and as of September 30, 2008 and for the periods of nine and three months then ended, which were originally prepared under generally accepted accounting principles in United States (“US GAAP”) were restated to retrospectively reflect the application of IFRS as from January 1, 2008, which is the transition date to reporting under IFRS applicable to the Company, under International Financial Reporting Standard No. 1 - “First-Time Adoption of International Financial Reporting Standards”. See also note 10.

In addition, we draw your attention to the claims and a motion to certify those claims as class actions, which were filed against the Company on April 22, August 17 and August 24, 2009. The total amount claimed from the Company with regard to the above mentioned claims have been estimated by the plaintiffs to be approximately NIS 109, NIS 228 and NIS 982 million, respectively, assuming that they would be recognized as class actions. Due to the early stages of the procedures, the Company is unable to estimate the effect of those claims on its financial results, if any.

Tel-Aviv, Israel	Kesselman & Kesselman
November 9, 2009	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		September 30,	December 31,	September 30,
		2009	2008	2009
		(Unaudited)	(Unaudited)	(Unaudited)
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		33	184	9
Trade receivables		1,234	1,103	329
Other receivables		43	32	11
Inventories	5	147	125	39
Income tax receivable		9		2
Derivative financial instruments		32	27	9
		1,498	1,471	399

NON CURRENT ASSETS
Trade Receivables		452	417	120
Property and equipment		2,048	1,935	545
Licenses and other intangible assets		1,270	1,261	338
Deferred income taxes		37	81	10
		3,807	3,694	1,013

TOTAL ASSETS		5,305	5,165	1,412

Date of approval of the financial statements:  November 9, 2009

5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		September 30,	December 31,	September 30,
		2009	2008	2009
		(Unaudited)	(Unaudited)	(Unaudited)
	Note	In millions
CURRENT LIABILITIES
Current maturities of long term liabilities and short term loans		751	568	200
Trade payables		868	819	231
Parent group - trade		3	4	1
Other liabilities		266	294	70
Provisions		29		8
Derivative financial instruments		21	7	6
Dividend payable		230		61
Income tax payable			42
		2,168	1,734	577

NON CURRENT LIABILITIES
Notes payable		1,115	1,613	297
Liability for employee rights upon retirement, net		46	53	12
Asset retirement obligation		26	23	7
Other liabilities		9	10	2
		1,196	1,699	318
TOTAL LIABILITIES		3,364	3,433	895

EQUITY	7
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2008, and September 30, 2009 - 235,000,000 shares; issued and outstanding -
December 31, 2008 – 153,419,394 shares
September 30, 2009 - 154,070,722 shares		2	2	1
Capital surplus		2,470	2,446	657
Accumulated deficit		(180)	(365)	(48)
Treasury shares, at cost - December 31, 2008 and September 30, 2009 - 4,467,990 shares		(351)	(351)	(93)
TOTAL EQUITY		1,941	1,732	517

TOTAL EQUITY AND LIABILITIES		5,305	5,165	1,412

The accompanying notes are an integral part of the interim condensed financial statements.

6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		New Israeli shekels				Convenience translation into U.S. dollars
		9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
		2009	2008	2009	2008	2009	2009
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Note	In millions (except per share data)
Revenues	6	4,501	4,749	1,575	1,629	1,198	419
Cost of revenues	6	2,773	2,908	1,003	958	738	267
Gross profit		1,728	1,841	572	671	460	152

Selling and marketing expenses		292	298	107	94	78	29
General and administrative expenses		222	201	80	69	59	21
Other income		55	51	16	14	15	4
Operating profit		1,269	1,393	401	522	338	106
Finance income		22	42	7	3	6	2
Finance expenses		157	189	68	74	42	18
Finance costs, net		135	147	61	71	36	16
Profit before income tax		1,134	1,246	340	451	302	90
Income tax expenses		287	338	77	121	77	20
Profit for the period		847	908	263	330	225	70

Earnings per share
Basic		5.51	5.82	1.71	2.14	1.47	0.46
Diluted		5.48	5.77	1.70	2.12	1.46	0.45
Weighted average number of shares outstanding (in thousands)
Basic		153,671	156,011	153,902	154,383	153,671	153,902
Diluted		154,525	157,275	154,827	155,532	154,525	154,827

The accompanying notes are an integral part of the interim condensed financial statements.

7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2009	2008	2009	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	847	908	263	330	225	70
Other comprehensive income (losses)
Actuarial gains (losses) from defined benefit plan	8	(2)	(1)		2
Tax	(2)	1
Other comprehensive income for the period, net of tax	6	(1)	(1)		2

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	853	907	262	330	227	70

The accompanying notes are an integral part of the interim condensed financial statements.

8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of shares		Capital	Accumulated	Treasury
		Amount	surplus	deficit	shares	Total
		( I n m i l l i o n s )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2009 (Unaudited)	157,887,384	2	2,446	(365)	(351)	1,732
CHANGES DURING THE 9 MONTHS
ENDED SEPTEMBER 30, 2009 (unaudited):
Total comprehensive income for the period				853		853
Exercise of options granted to employees	651,328	*	24			24
Employee share-based compensation expenses, net				15		15
Dividend				(683)		(683)
BALANCE AT SEPTEMBER 30, 2009 (unaudited)	158,538,712	2	2,470	(180)	(351)	1,941
Convenience translation into u.s. dollars (note 2a):
BALANCE AT JANUARY 1, 2009 (Unaudited)	157,887,384	1	651	(97)	(93)	462
CHANGES DURING THE 9 MONTHS
ENDED SEPTEMBER 30, 2009 (unaudited):
Total comprehensive income for the period				227		227
Exercise of options granted to employees	651,328	*	6			6
Employee share-based compensation expenses, net				4		4
Dividend				(182)		(182)
BALANCE AT SEPTEMBER 30, 2009 (unaudited)	158,538,712	1	657	(48)	(93)	517

* Less than 1 million.

The accompanying notes are an integral part of the interim condensed financial statements.

9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of shares		Capital	Accumulated	Treasury
		Amount	surplus	deficit	shares	Total
		( I n m i l l i o n s )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2008 (Unaudited)	157,320,770	2	2,429	(616)		1,815
CHANGES DURING THE 9 MONTHS
ENDED SEPTEMBER 30, 2008 (unaudited):
Total comprehensive income for the period				907		907
Exercise of options granted to employees	486,232	*	14			14
Employee share-based compensation expenses, net				7		7
Dividend				(706)		(706)
Purchase of company's shares by the company					(351)	(351)
BALANCE AT SEPTEMBER 30, 2008 (unaudited)	157,807,002	2	2,443	(408)	(351)	1,686

* Less than 1 million.

The accompanying notes are an integral part of the interim condensed financial statements.

10

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
	9 month period ended September 30,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,615	1,766	430
Income tax paid	(290)	(299)	(77)
Net cash provided by operating activities	1,325	1,467	353
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(429)	(329)	(114)
Acquisition of intangible assets	(167)	(24)	(44)
Proceeds from (payments for) derivative financial instruments, net	31	(26)	8
Net cash used in investing activities	(565)	(379)	(150)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	24	14	6
Dividend paid	(471)	(694)	(125)
Repayment of capital lease	(6)	(5)	(2)
Purchase of company's shares by the company		(351)
Interest paid	(68)	(68)	(18)
Short term loans	(20)	20	(5)
Repayment of long term bank loans		(21)
Repayment of notes payable	(370)		(99)
Net cash used in financing activities	(911)	(1,105)	(243)
DECREASE IN CASH AND CASH EQUIVALENTS	(151)	(17)	(40)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	184	148	49
CASH AND CASH EQUIVALENTS AT END OF PERIOD	33	131	9

The accompanying notes are an integral part of the interim condensed financial statements.

11

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
	9 month period ended September 30,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	847	908	225
Adjustments for net income for the period:
Depreciation and amortization	414	350	110
Amortization of deferred compensation related to employee stock option grants, net	15	7	4
Liability for employee rights upon retirement, net	1	4
Finance costs, net	74	103	20
Gain from change in fair value of derivative financial instruments	(22)	(16)	(6)
Interest paid	68	68	18
Deferred income taxes	42	26	11
Income tax paid	290	299	77
Capital loss on sale of fixed assets	2	1	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(166)	83	(44)
Other	(11)	8	(3)
Increase (decrease) in accounts payable and accruals:
Parent group- trade	(1)	2
Trade	104	(62)	28
Other	31	(33)	8
Income tax payable	(51)	12	(14)
Increase in inventories	(22)	6	(5)
Cash generated from operations:	1,615	1,766	430

At September 30, 2009 and 2008, trade payables include NIS 165 million ($44 million) (unaudited) and NIS 182 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment.

The accompanying notes are an integral part of the interim condensed financial statements.

12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 1 - GENERAL:

Partner Communications Company Ltd. (“the Company”, "Partner") operates a mobile telecommunications network in Israel. The Company is a subsidiary of Scailex Corporation Ltd (“Scailex”). The Company has its primary listing on the NASDAQ Global Market. The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

On October 28, 2009 a transaction was closed between Advent Investments Pte Ltd. (“Advent”) a wholly-owned subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”) and Scailex Corporation Ltd. (“Scailex”), an Israeli corporation listed on the Tel Aviv Stock Exchange, pursuant to which Advent sold to Scailex its entire 51.2 % equity interest in Partner for a consideration of approximately NIS 5.3 billion, which represents approximately NIS 67 per Partner share. In parallel to the closing of the transaction, and as a result of various subsequent transactions, Scailex and its affiliates hold approximately 45% of Partner’s outstanding shares as of October 29, 2009.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation of the financial information

This interim condensed consolidated financial information of the Company as of September 30, 2009 ("the financial information") has been prepared in accordance with IAS 34, Interim financial reporting, This is the Company's interim condensed financial information that was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

IFRSs are standards and interpretations that have been adopted by the International Accounting Standards Board. These standards include:
(a)	International Financial Reporting Standards (IFRSs);
(b)	International Accounting Standards (IASs), and;
(c)	Interpretations by the International Financial Reporting Interpretation Committee (IFRICs) or its predecessor, the Standing Interpretations Committee (SICs).

The transition date to IFRS for the Company under IFRS1 is January 1, 2008 (the "transition date"). Comparative data of the Company in this financial information was restated to retrospectively reflect the adoption of IFRS as from the transition date. As to the effect of the transition from reporting under generally accepted accounting principles in the United States of America ("US GAAP") to reporting under IFRS on comparative data in the interim financial information, and exemptions elected by the Company under IFRS1 – See note 10.

The financial information is in the scope of IFRS1 First Time Adoption of International Financial Reporting Standards ("IFRS1") because it covers part of the period that will later be included in the annual financial information of the Company for the year ending December 31, 2009, that will be prepared for the first time under IFRS.

The financial information has been prepared in accordance with International Financial Reporting Standards that have been issued, became effective as this financial information was in preparation. IFRSs that will be effective December 31, 2009, including those that could be applied voluntarily, are not known in certainty as of the date of preparing this financial information.

13

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	Basis of preparation of the financial information (continued)

The financial information has been prepared in conformity with (IFRS) IAS 34 Interim financial reporting. IAS 34 requires the use of certain critical estimated, and requires management to exercise its judgment in the process of applying the Company's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial information are disclosed in note 4.
Actual results may differ materially from estimates and assumptions used by the Company's management.

Costs incurred unevenly during the year are brought forward or deferred for interim reporting purposes if, and only if, it is appropriate to bring forward or defer such costs at the end of the reporting year.

Income tax for interim periods is included based on the best management estimate of the anticipated average annual tax rate for the entire year.

The financial information has been prepared on the basis of historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values.
(b)	Property and equipment were revalued to the fair value on the transition date, see note e below.
(c)
The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflational according to IFRS, See note 10.

Convenience translation into U.S Dollars (USD or $):

The NIS figures at September 30, 2009 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at September 30, 2009 ($1 = NIS 3.758). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

14

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Translation of foreign currency transactions and balances

Items included in the financial information are measured using the currency of the primary economic environment in which the Company operates (the "functional currency"). The financial information is presented in New Israeli Shekels ("NIS"), which is the Company's functional and presentation currency.

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the statements of income, the exchange rates at transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

c.	Principles of consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights.

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and Partnership.

2)	Intercompany balances and transactions between the Group’s entities have been eliminated.

d.	Inventories

Inventories of cellular telephones (handsets), accessories and inventory related to Internet Service Provider (ISP) are stated at the lower of cost or net realizable value. Cost is determined on the “first-in, first-out” basis. The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

15

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Property and equipment

Property and equipment are initially recognized at acquisition cost.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

The Company adopted an exemption provided in IFRS1, allowing to measure the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers. The appraisal was based on considering the different elements and components of the property and equipment, and assigning them the appropriate estimation of useful live and fair value.
Depreciation is calculated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 7, 10, 15)

Computers, hardware and software for information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-10
Optic fibers and related assets	7-25 (mainly 20, 25)

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

The Assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

f.	Asset retirement obligation

The Company recognizes a provision in respect of asset retirement obligation (ARO) to dismantle and remove assets and to restore sites on which the assets were located in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The additional cost added to the tangible asset initially recognized with the ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted pre-tax rate reflecting the current market assessments of the time value of money and the risks specific to the liability.

Changes in the obligation other than changes deriving from the passing of time are added or deducted from the cost of the asset in the period in which they occur.

16

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Licenses and other intangible assets

1)	Licenses:
The licenses to operate a cellular communication services are recognized at cost and are amortized using the straight line method over their estimated useful lives –the period ending in 2022.
Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

The license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

2)
Customer relationships with carriers are amortized over the estimated useful life which is 7 years using the straight-line method. Customer relationships with business customers are amortized over the estimated useful life which is 5 years using the straight-line method.

3)	Computer software:
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software. These costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

Costs associated with maintaining computer software are recognized as an expense as incurred. Costs that are directly associated with the developing softwares controlled by the Company are recognized as intangible assets, and amortized over their estimated useful lives (3 to 7 years). Direct costs include costs of software development employees and an appropriate portion of relevant overheads.

4)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication customers, pursuant to a contract with early termination penalties are in some cases capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to the Company; and (3) such costs can be measured reliably. Subsidies on handsets sales, which are calculated by deducting the customer's payment toward the handset from the cost of the handset, and sales commissions, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a customer churns off the network within the period, any unamortized customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire pre-paid telecommunication customers are expensed in the period incurred.

17

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

i.	Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

1.	Financial assets at fair value through profit and loss:

This category includes embedded derivative financial instruments and derivative financial instruments that are categorized as fair value thorough profit and loss. Assets in this category are classified as current assets if they expected to mature within a year after the balance sheet date.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within "financial income (expenses), net" in the period in which they arise.

2.	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method.

The Company's loans and receivables comprise "trade and other receivables" and "cash and cash equivalents" in the statement of financial position.

Ordinary purchases and sales of financial assets are carried at the date of settlement, which is the date that an asset is delivered to or by the Company.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

18

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

k.	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The allowance is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations.

The Company factors most of its long-term trade receivables resulting from sales of handsets by credit cards. The factoring is executed through clearing company, on a non-recourse basis. The sale of accounts receivable is recorded by the Company as a sales transaction under the provisions of IAS 39 financial instruments: recognition, and measurement.

The losses from the factoring transaction are charge to financial expenses on the transaction date.

19

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings includes notes payable, short term loan from bank, and liability in respect of capital lease.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

m.	Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

n.	Employee benefits

1.	Defined benefit plan

Labor laws and agreements, and the practice of the Company, require paying retirement benefits to employees dismissed or retiring in certain other circumstances, measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Company to pay retirement benefits is treated as a defined benefit plan.

The retirement benefit obligation as recognized in the statement of financial position is the present value of the defined benefit obligation at balance sheet date less the fair values of plan assets. The defined benefit obligation is calculated semi-annually using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

20

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Employee benefits (continued)

Under IAS19 Employee Benefits ("IAS19"), the discount rate used for computing actuarial liability will determined using market yields of high-quality corporate bonds at the balance sheet date. However, IAS19 points out that in countries where there is no deep market in such bonds, the yield of government bonds should be used instead. Therefore, the interest rate used by the Company to discount expected future cash flows for the purpose of computing the actuarial commitment is determined based on the interest rate of Israeli Government bonds since the Company's management is in the opinion that Israel does not have a deep market for high-quality bonds.

The Company carries to equity actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results directly to equity (under the comprehensive income statements) , in the period in which they arise. The amounts funded represent "plan assets", as defined by IAS19, and therefore deducted from the balance of the retirement benefit obligation for the statement of financial position presentation. The Company classifies interest expenses in respect of the retirement benefit obligation and the expected returns from the plan assets as part of finance costs.

2.	Vacation and recreation benefits
The Employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation treated as a short term benefit under IAS 19. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

3.	Share based payment
The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the income statement, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the options are exercised.

4.	Profit-sharing and bonus plans
The Company recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Company's overall performance.
The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

21

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Provisions

Provisions are recognized when the Company has legal or constructive obligation as a result of past events; it is more likely then not that an outflow of recourses will required settling the obligation; and the amount has been reliable estimated.

Provisions are measured at present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

p.	Revenues

The Company's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is shown net of Value-Added-Tax, returns, rebates and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the company and when specific criteria have been met for each of the Company's activities as described herein.

(1)	Revenues from services:

Revenues from services primarily consist of charges of airtime, derived from usage of the Company's networks, including interconnect, roaming, and value added services. Revenues are recognized when the services are rendered, and all other revenue recognition criteria are met, net of credits and service discounts.

Value added services include voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in packages rate plans.

When the Company acts as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, revenues are presented on a net basis (as a profit or a commission). However, when the Company acts as a principal supplier and bears the risks and rewards resulting from the transaction, revenues are presented on a gross basis, distinguishing the revenue from the related expenses.

22

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Revenues (continued)

(2)	Revenues from sales of handsets and related accessories:

Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based of the relative fair value of the individual element. The revenue from sales of handsets is recognized at its fair value as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met.

The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis.

The Company subsidizes the sale of the handset to end customers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new customers or retaining existing customers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as  elements of customer acquisition and retention costs in accordance with accounting policy set out in note 2(g)(4). The subsidy represents the difference between the cost of the handset and the payment received from the customer for the handset.

(3)	Revenues from long-term credit arrangements:

Revenues from long-term credit arrangements to customers are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income over the credit period.

(4)	Revenues from Pre-paid calling cards:

Revenues from Pre-paid calling cards sold to customers are recognized upon customer's usage of the cards, or expiration.

23

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the period of the lease.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of the finance balance outstanding. The corresponding rental obligation, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under financial leases is depreciated over the shorter of the useful live of the asset and the lease term.

r.	Advertising expenses
Advertising expenses are charged to the statement of income as incurred.

s.	Income taxes
The tax expense for the period comprises current and deferred taxes. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date.  The Company recognized deferred tax in full, using the liability method, on temporary differences arising between the carrying amounts in the financial statements of assets and liabilities and their tax bases.

Deferred income taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred tax balances are computed at the tax rates expected to be in effect at the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax laws enacted. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is not provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, since the timing of the reversal of the temporary differences is controlled are the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

24

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Treasury shares

Treasury shares acquired by the Company are presented as a reduction of equity, at the consideration paid.

u.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years, net of treasury shares.
Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2009, and have not been early adopted:

* IFRS 3 (revised), Business combinations and consequential amendments to IAS 27, Consolidated and separate financial statements, IAS 28, Investments in associates and IAS 31, Interests in joint ventures, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. Management is assessing the impact of the new requirements regarding acquisition accounting, consolidation and associates on the Company. The Company does not have any joint ventures.
The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3 (revised) to all business combinations from January 1, 2010

* IFRIC 17, Distributions of non-cash assets to owners, effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Company, as it has not made any non-cash distributions.

* IFRIC 18, Transfers of assets from customers, effective for transfers of assets received on or after 1 July 2009. This is not relevant to the Company, as it has not received any assets from customers

25

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 4 - CRITICAL ACCTOUNTING ESTIMATES AND JUDGEMENTS:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Revenue Recognition:
The Company recognizes service revenues based upon minutes used, net of credits and adjustments for service discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, The Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to divide the revenues into separate units of accounting; The Company is required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a stand alone basis. The amount allocable to the delivered item (the handset) is limited to the amount that is not contingent upon the delivery of any additional services under the contract (airtime services).  Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period. See note 2(g)(4) regarding Subscriber Acquisition and Retention Costs, and note 2(p)(2) regarding revenue from arrangement with multiple deliverables.

Property and equipment and other intangible assets:
The Company has substantial investments in tangible and intangible long-lived assets, primarily the Company's communications network, the Company's license and spectrum. Changes in technology or changes in the Company's intended use of these assets can cause the estimated period of use or the value of these assets to change, See note 2(h) in respect of accounting policy regarding impairments.  The Company reviews the communications network, license and spectrum for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If necessary, the Company writes down the assets to their estimated fair values. No write-downs of the Company's long-lived assets have been recorded since incorporation. The Company adopted an exemption provided in IFRS1, allowing to measure the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost of that date. See also note 2(e).

Allowance for Doubtful Accounts:
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's subscribers to make required payments. The Company bases the allowance on the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases.

26

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 5 – INVENTORIES:

	New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
	September 30,	December 31,	September 30,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Handsets	99	82	26
Accessories and other	20	16	5
Spare parts	22	22	6
Smart boxes, ISP modems and related equipment	6	5	2
	147	125	39

NOTE 6 – PROFIT AND LOSS SUPPLEMENTAL INFORMATION - GROSS PROFIT:

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2009	2008	2009	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Service revenues	4,047	4,158	1,389	1,452	1,077	370
Equipment revenues	454	591	186	177	121	49
Total revenues	4,501	4,749	1,575	1,629	1,198	419

Cost of sales - Services	2,373	2,245	846	767	631	225
Cost of sales - Equipment	400	663	157	191	107	42
Total Cost of sales	2,773	2,908	1,003	958	738	267

27

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 7 – SHAREHOLDER'S EQUITY:

a.	Dividends

During the nine months ended September 30, 2009, Cash dividends of NIS 4.44 per share, (approximately NIS 683 million ($182 million)), were declared.

On April 1, 2009, the Company paid a cash dividend in the amount of NIS 1.41 per share, totaling approximately NIS 216 million.

On July 8, 2009, the Company paid a cash dividend in the amount of NIS 1.54 per share, totaling approximately NIS 237 million.

On October 13, 2009, the Company paid a cash dividend in the amount of NIS 1.49 per share, totaling approximately NIS 230 million.

On November 9, 2009, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.94 per share (approximately NIS 300 million ($80 million)) to shareholders of record on November 25, 2009.

Cash dividends are paid in Israeli currency.

b.	Share options of the Company
On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period (“the Excess Dividend”) by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors: (i) with respect to options granted on or after February 23, 2009 to allow option holders to exercise their vested options during a fixed period , only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments) and (ii) with respect to options granted under the 2004 Share Option Plan before February 23, 2009 to allow option holders to exercise their vested options during a fixed period also through a cashless exercise procedure. The Plan Amendments were approved by our shareholders, the shareholders of Hutchison Telecommunications International Limited and the shareholders of Hutchison Whampoa Limited respectively.

During 2009 the Board of Directors approved the grant of 4,185,500 options to senior officers and employees. The options are subject to the Plan Amendments with respect to the Dividend Adjustment Mechanism and the Cashless Exercise, as described above.
The exercise price of options granted is equal to the average of the closing sale price of Ordinary Shares during the 30 trading days before the date the allocation is finally approved by the Board of Directors.

28

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 8 – COMMITMENTS, PROVISIONS AND CONTINGENCIES:

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties.

The litigation and claims that could have a significant effect on the Company’s financial position are described below:

1)
On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive).

2)
On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants is estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim.

3)
On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company’s licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million is attributed to the Company.

On August 20, 2009 the claim was dismissed.

29

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 8 – COMMITMENTS, PROVISIONS AND CONTINGENCIES (continued):

4)
 On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company's license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 161.7 million.

5)	On December 16, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists.

6)
On November 29, 2007 a petition was filed in the Supreme Court against the Minister of Communications, the Attorney General in the Ministry of Communications and the Chief Executive Officer in the Ministry of Communications, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the Minister of Communications according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner's motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect from customers who wish to leave these programs.

At this stage the court has yet to order the cellular companies to respond to the petition.

7)
On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company overcharges subscribers for calls and that the subscribers' bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

30

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 8 – COMMITMENTS, PROVISIONS AND CONTINGENCIES (continued):

8)
On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company’s license. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 90 million. During a preliminary hearing that took place on June 22, 2009, the court asked the plaintiff to consider the continuation of his legal procedure. On September 6, 2009, the court set up dates for the filing of summations by the parties.

9)
On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges thatt he Company misled its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain of that model's functions and not offering replacement models free of additional obligation. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 70 million.

10)
On March 18, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company should not have charged its subscribers for various different services under certain circumstances. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,250 million.

On August 17, 2009 the claim was dismissed.

11)
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million.

12)
On August 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company, another cellular operator and two content providers and integrators. The claim alleges that Partner charged subscribers for certain content services, without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 228 million.

31

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 8 – COMMITMENTS, PROVISIONS AND CONTINGENCIES (continued):

13)
On August 24, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner misled its subscribers by wrongfully not disclosing material terms of sale in a certain marketing campaign that it carried out.. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 982 million.

14)
Additional claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 247 million.One of the claims was recognized as a class action and the Company recognized a provision in the amount estimated to be sufficient to cover the liability.

15)
On May 20, 2008, the Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company's continued use of one of the frequency bands which the Company is using on a shared basis with another operator and claiming payment for its past use (which according to the MOC's claim is approximately NIS 42.5 million).

The Company estimates, in light of the recent discussions that have been held regarding this subject that some of its relevant arguments will be accepted and some will be rejected, so that the sum the MOC will impose on the Company, for the use of the frequency band until now will be between NIS 20-30 million.
The Company recognized a provision in the amount of NIS 26 million estimated to be sufficient to cover the probable liability.

16)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

32

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 8 – COMMITMENTS, PROVISIONS AND CONTINGENCIES (continued):

17)	Between January 3, 2006 and September 30, 2009 the Company provided the local authorities with 328 indemnification letters as a pre-condition for obtaining building permits.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company's exposure from granting such indemnification letters cannot be evaluated.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

18)
The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

NOTE 9 – RELATED PARTIES TRANACTIONS:

During the nine months ended 30 September 2009, sales of NIS 2 million, NIS 16 million were made to Hutchison Telecommunications Cayman and Hutchison Telephone Company, respectively. The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.
Key management compensation amounted NIS 59 million for the nine months ended September 30, 2009.

33

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS:

As stated in note 2(a), this interim condensed financial information was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IFRS).
The accounting policies in note 2 have been applied in preparing the interim condensed consolidated financial information for the nine and three months ended September 30, 2009, the comparative information for the financial statements for the year ended December 31, 2008, and for the nine and three months ended September 30, 2008 and the preparation of an opening IFRS statement of financial position at January 1, 2008 (the Company's date of transition).

An explanation of how the transition from US GAAP to IFRSs has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the Company:

1.	Fair value as deemed cost exemption

The Company has elected to measure property and equipment at fair value as at 1 January 2008. See A Below.

2.	Business combinations exemption

    The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2008 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting regime. The adjustments are presented as follows:

a.	Adjustments to the consolidated statements of financial position as of January 1, 2008 ("the opening balance sheet"), and December 31, 2008.
b.	Adjustments to the consolidated statements of income for the periods of nine and three months ended September 30, 2008 and the year ended December 31, 2008.
c.	Adjustments to certain equity items as of January 1, 2008, September 30, 2008, and December 31, 2008.
d.
The provision of explanations with respect to the above adjustments, together with a description of the exemptions adopted by the Company under IFRS 1 during the course of the transition to the IFRS regime.

34

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in millions
CURRENT ASSETS
Cash and cash equivalents		148		148
Trade receivables		1,121		1,121
Other receivables	F	73	(29)	44
Inventories		133		133
Derivative financial instruments	F		27	27
Deferred income taxes	G	46	(46)
		1,521	(48)	1,473

NON CURRENT ASSETS
Trade Receivables		446		446
Funds in respect of employee rights
upon retirement	C	89	(89)
Property and equipment	A, I	1,728	(38)	1,690
Licenses and other intangible assets	B, D, I, J	1,154	233	1,387
Deferred income taxes	G	94	(9)	85
		3,511	97	3,608

TOTAL ASSETS		5,032	49	5,081

* Extracted from the Company's audited US GAAP financial statements.

35

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in millions
CURRENT LIABILITIES
Current maturities of long term liabilities and short term loans		28		28
Trade payables		750		750
Parent group - trade		3		3
Other liabilities	F, H	376	(67)	309
Derivative financial instruments	F		19	19
Income tax payable	H		48	48
		1,157		1,157

NON CURRENT LIABILITIES
Notes payable	J	2,073	(17)	2,056
Liability for employee rights upon retirement	C	132	(101)	31
Asset retirement obligation	E		19	19
Other liabilities	E	14	(11)	3
		2,219	(110)	2,109
TOTAL LIABILITIES		3,376	(110)	3,266

EQUITY
Share capital		2		2
Capital surplus	B, K	2,545	(116)	2,429
Accumulated deficit		(891)	275	(616)
Total Equity		1,656	159	1,815

TOTAL EQUITY AND LIABILITIES		5,032	49	5,081

* Extracted from the Company's audited US GAAP financial statements.

36

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in millions
CURRENT ASSETS
Cash and cash equivalents		184		184
Trade receivables		1,103		1,103
Other receivables	F	60	(28)	32
Inventories		125		125
Derivative financial instruments	F		27	27
Deferred income taxes	G	70	(70)
		1,542	(71)	1,471

NON CURRENT ASSETS
Trade Receivables		417		417
Funds in respect of employee rights upon retirement	C	82	(82)
Property and equipment	A, E, I	1,756	179	1,935
Licenses and other intangible assets	B, D, I, J	1,061	200	1,261
Deferred income taxes	G	110	(29)	81
		3,426	268	3,694

TOTAL ASSETS		4,968	197	5,165

* Extracted from the Company's audited US GAAP financial statements.

37

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
	Note	New Israeli shekels in millions
CURRENT LIABILITIES
Current maturities of long term liabilities and short term loans		567		567
Trade payables		820		820
Parent group - trade		4		4
Other liabilities	F, H	343	(49)	294
Derivative financial instruments	F		7	7
Income tax payable	H		42	42
		1,734		1,734

NON CURRENT LIABILITIES
Notes payable	J	1,625	(12)	1,613
Liability for employee rights upon retirement	C	148	(94)	54
Asset retirement obligation	E		23	23
Other liabilities	E	22	(12)	10
		1,795	(95)	1,700
TOTAL LIABILITIES		3,529	(95)	3,434

EQUITY
Share capital		2		2
Capital surplus	B, K	2,570	(124)	2,446
Accumulated deficit		(782)	416	(366)
Treasury shares		(351)		(351)
Total Equity		1,439	292	1,731

TOTAL EQUITY AND LIABILITIES		4,968	197	5,165

* Extracted from the Company's audited US GAAP financial statements.

38

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated statement of income:

		Year ended December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
		New Israeli shekels
	Note	In millions, except per share data
Revenues		6,302		6,302
Cost of revenues	A, B, C	4,052	(184)	3,868
Gross Profit		2,250	184	2,434

Selling and marketing expenses	C	389	(1)	388
General and administrative expenses	L, C	256	28	284
Other income	L		64	64
Operating profit		1,605	221	1,826

Finance income			37	37
Finance expenses			221	221
Financing costs, net	C, E, F, L	158	(158)
Profit before income tax		1,447	195	1,642
Income tax expense	A, B, C, E, F	396	48	444
Profit for the period		1,051	147	1,198
Earnings per share
Basic		6.77	0.94	7.71
Diluted		6.73	0.92	7.65

Weighted average number of shares outstanding
Basic		155,350		155,350
Diluted		156,348	172	156,520

* Extracted from the Company's audited US GAAP financial statements.

39

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated interim statement of income:

		Nine months ended September 30, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)
		New Israeli shekels
	Note	In millions, except per share data
Revenues		4,749		4,749
Cost of revenues	A, B, C	3,071	(163)	2,908
Gross Profit		1,678	163	1,841

Selling and marketing expenses		301	(3)	298
General and administrative expenses	L	181	20	201
Other income	L		51	51
Operating profit		1,196	197	1,393

Finance income			43	43
Finance expenses			190	190
Finance costs, net	C, F, L	112	(112)
Profit before income tax		1,084	162	1,246
Income tax expense	A, C	297	41	338
Profit for the period		787	121	908
Earnings per share
Basic		5.04	0.78	5.82
Diluted		5.01	0.76	5.77

Weighted average number of shares outstanding (in thousands)
Basic		156,011		156,011
Diluted		157,096	179	157,275

40

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated interim statement of income:

		Three months ended September 30, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)
		New Israeli shekels
	Note	In millions, except per share data
Revenues		1,629		1,629
Cost of revenues	A, B, C	1,001	(43)	958
Gross Profit		628	43	671

Selling and marketing expenses		97	(3)	94
General and administrative expenses	L	62	7	69
Other income	L		14	14
Operating profit		469	53	522

Finance income			4	4
Finance expenses			75	75
Finance costs, net	C, L	64	(64)
Profit before income tax		405	46	451
Income tax expense	A, C	109	12	121
Profit for the period		296	34	330
Earnings per share
Basic		1.92	0.22	2.14
Diluted		1.91	0.21	2.12

Weighted average number of shares outstanding (in thousands)
Basic		154,383		154,383
Diluted		155,356	176	155,532

41

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Consolidated reconciliation of equity:

	NIS in millions
	Note	Share capital	Capital surplus	Accumulated deficit	Treasury shares	Total
As of January 1, 2008 Reported under US GAAP (Audited)		2	2,545	(891)		1,656
Effect of adjustments, net of tax for:
Options to employees	K		(251)	251
CPI adjustment - equity	B		135	(135)
Property and equipment	A			84		84
CPI adjustment- licenses	B			41		41
Software adjustment	B			32		32
Liability for employee rights upon retirement	C			9		9
Derivative financial instruments	F			(1)		(1)
Asset retirement obligation	E			(6)		(6)
As of January 1, 2008 under IFRS (Unaudited)		2	2,429	(616)		1,815

As of December 31, 2008 Reported under US GAAP (Audited)		2	2,570	(782)	(351)	1,439
Effect of adjustments, net of tax for:
Options to employees	K		(259)	259
CPI adjustment - equity	B		135	(135)
Property and equipment	A			222		222
CPI adjustment- licenses	B			38		38
Software adjustment	B			30		30
Liability for employee rights upon retirement	C			9		9
Derivatives	F			(1)		(1)
Asset retirement obligation	E			(6)		(6)
As of December 31, 2008 under IFRS (Unaudited)		2	2,446	(366)	(351)	1,731

As of September 30, 2008 Reported under US GAAP(Unaudited)		2	2,566	(810)	(351)	1,407
Effect of adjustments, net for:
Options to employees	K		(257)	257
CPI adjustment - equity	B		135	(135)
Property and equipment	A			200		200
CPI adjustment- licenses	B			39		39
Software adjustment	B			31		31
Liability for employee rights upon retirement	C			16		16
Derivatives	F			(1)		(1)
Asset retirement obligation	E			(6)		(6)
As of September 30, 2008 under IFRS (Unaudited)		2	2,444	(409)	(351)	1,686

42

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

A.	Property and equipment

At the transition date, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1, see also note 2(e). As part of the deemed cost, the company made an estimation of the remaining useful life of each significant component of property and equipment. Depreciation is calculated using the straight line method for each individual significant component of an item of property and equipment. See also changes in property and equipment in respect of asset retirement obligation in E below.

As a result, the property and equipment balances increased by NIS 114 million, NIS 269 million and NIS 298 million as at January 1, 2008, September 30, 2008 and December 31, 2008, respectively, while the deferred tax balances deriving from the differences in the measurement of the property and equipment for tax purposes decreased compared with the presentation of property and equipment for accounting purposes, by approximately NIS 30 million, NIS 68 million and NIS 76 million at January 1, 2008, September 30, 2008 and December 31, 2008 respectively. The Accumulated deficit has decreased on those dates by the respective net amounts.

The deemed cost evaluation included lengthening of the estimated useful lives of the property and equipment as follows:

	Before evaluation	After evaluation
years
Communications network:
Physical layer and infrastructure	5-10	10-25
Other Communication network	5-10	3-15

Computers, hardware and software for information systems	3-7	3-10
Office furniture and equipment	7-15	7-10
Optic fibers and related assets	10-15	7-25

As a result, the depreciation expenses for the year 2008 and for the nine and three months ended September 30, 2008 has decreased by NIS 188 million, and NIS 157 million, and NIS 39 million respectively. As a result the income tax increased by NIS 46 million, NIS 39 million, and NIS 10 million for the year 2008, and for the nine and three months ended September 30, 2008, respectively.

43

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

B.	Inflation Adjustment

The value of non monetary assets and equity items that were measured on the basis of historical cost under US GAAP, have been adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003; as until that date the Israeli economy was considered hyperinflational according to IFRS, as a result:

1. Capital Surplus increased by NIS 135 million, at January 1, 2008, September 30, 2008 and December 31, 2008.

2. License intangible asset increased by NIS 55 million, NIS 52 million and NIS 51 million at January 1, 2008, September 30, 2008 and December 31, 2008, respectively, while the deferred tax balances deriving from the differences in its measurement tax purposes decreased, by approximately NIS 14 million, NIS 13 million and NIS 13 million at January 1, 2008, September 30, 2008 and December 31, 2008 respectively. As a result, the cost of sales increased for the year ended December 31, 2008 and the nine and three months ended September 30, 2008 by NIS 4 million, NIS 3 million, and NIS 1 million, respectively; while the income tax expense for the year ended December 31, 2008 and the nine months ended September 30, 2008 decreased by NIS 1 million.

3. Software intangible asset increased by NIS 43 million, NIS 41 million and NIS 38 million at January 1, 2008, September 30, 2008 and December 31, 2008, while the deferred tax balances deriving from the differences in its measurement tax purposes decreased, by approximately NIS 11 million, NIS 10 million and NIS 10 million at January 1, 2008, September 30, 2008 and December 31, 2008 respectively. As a result, the cost of sales increased for the year ended December 31, 2008 and the nine and three months ended September 30, 2008 by NIS 4 million, NIS 2 million, NIS 2 million, respectively; while the income tax expense for the year ended December 31, 2008 decreased by NIS 1 million.

44

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

C.	Liability for employee rights upon retirement, net

Under US GAAP, the Liability for severance pays for employees' rights upon retirement was measured by multiplying the years of tenure by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure) at each balance sheet date, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term investments. Under IFRS, the liability for employee rights upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). Under the provisions of IAS 19, the severance pay plan of the Company considered ”defined benefit plan" as detailed in IAS 19. Hence, the liability for employee rights upon retirement that arise from the plan is measured on an actuarial basis, and takes into account, among other things, future salary rises and turnover.

The actuarial calculations were performed by an external expert.

In addition, the amount funded is measured at its fair value.  The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position presentation.

As a result, the liability for employee rights upon retirement, before deduction the fair value of plan assets, decreased as of January 1, 2008, September 30, 2008 and December 31, 2008 by NIS 13 million, NIS 21 million and NIS 12 million, respectively, while the deferred tax balances decreased by approximately NIS 3 million, NIS 5 million and NIS 3 million at January 1, 2008, September 30, 2008 and December 31, 2008 respectively.

As a result Funds in respect of employee rights upon retirement in amounts of NIS 89 million and NIS 82 million were setoff against the liability for employee's rights upon retirement as of January 1, 2008, and December 31, 2008 respectively.

The Company elected as its accounting policy to recognize actuarial gains (loss) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income.

Actuarial losses in the amounts of NIS 2 million, and NIS 13 million, net of tax, for the periods of nine months ending September 30, 2008, and for the year ended December 31, 2008, respectively were charged to other comprehensive income.

Finance income (expenses) in the amounts of NIS (3) million, NIS (1) million, and NIS 11 million for the nine and three months ended September 30, 2008 and the year ended December 31, 2008, respectively, were charged to statements of income. Cost of sales decreased for the year ended December 31, 2008 and the nine and three months ended September 30, 2008 by NIS 4 million, NIS 9 million, and NIS 6 million respectively. The income tax expense for the year ended December 31, 2008 and the nine and three months ended September 30, 2008 increased by NIS 4 million, NIS 3 million, and NIS 2 million, respectively.

45

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

D.	Licenses and other intangible assets

1.	The values of the Licenses and other intangible assets have been adjusted for changes in the general purchasing power of the Israeli currency, see B above.

2.	Under US GAAP costs to acquire and to retain telecommunication customers are expensed in the period incurred.

Under IFRS costs to acquire or retain postpaid mobile telecommunication customers, pursuant to a contract with early termination penalties are in some cases capitalized if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to the Company; and (3) such costs can be measured reliably. Subsidies on handsets sales, which are calculated by deducting the customer's payment toward the handset from the cost of the handset, and sales commissions, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a customer churns off the network within the period, any unamortized customer acquisition or retention costs are written off in the period in which the customer churns.
Accordingly, when handsets are sold to end customers for purpose of acquiring new customers or retaining existing customers, the Company subsidizes the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. As of 2009, the said costs fulfill the above mentioned conditions and therefore the subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs and included in intangible assets.
Costs to acquire pre-paid telecommunication customers are expensed in the period incurred

E.	Asset Retirement Obligation

The Company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. Under US GAAP, the interest rate used for measuring changes in the liability would be the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. Under IFRS, the Company uses a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability in accordance with IAS 37. The application of the exemption of deemed-cost for property and equipment described in note A above resulted that property and equipment were revalued to their fair values at the transition date.

As a result, the provision for asset retirement obligation increased by NIS 8 million, NIS 8 million and NIS 10 million as of January 1, 2008, September 30, 2008 and December 31, 2008, respectively; while the deferred tax balances increased by NIS 2 million, as of January 1, 2008, September 30, 2008 and December 31, 2008.

Property and equipment increased during the year ended December 31, 2008 by NIS 3 million. Finance costs for the year ended December 31, 2008 and during the nine months ended September 30, 2008 increased by NIS 1 million.

46

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

Under US GAAP the provisions were presented as part of other liabilities. Under IFRS the provisions are presented separately on the statement of financial position. As a result, amounts in respect of asset retirement obligation of NIS 19 million and NIS 23 million as of January 1, 2008 and December 31, 2008 respectively, were presented separately.

F.	Derivative financial instruments

US GAAP does not require bifurcation of a foreign currency embedded derivative if payment is denominated in the local currency of a substantial party to the contract. Under IFRS, bifurcation is not required also if payments are denominated in any currency that is commonly used to purchase or sell such items in the economic environment in which the transaction takes place. Until December 31, 2006, Israel was considered economy which the USD is "commonly used". Accordingly there are some transaction in which foreign currency embedded derivative was bifurcated under US GAAP but not under IFRS.

The effect of applying IFRS as of January 1, 2008, September 30, 2008 and as of December 31, 2008, includes a decrease in current derivative financial assets in the amount of NIS 1 million, NIS 2 million, and NIS 1 million, respectively with corresponding amount (net of tax) to accumulated deficit. As a result, the finance expenses for the year ended December 31, 2008 and the nine months ended September 30, 2008 increased by NIS 1 million, and NIS 2 million, respectively.

Under US GAAP derivative financial instruments were presented in the statement of financial position within other receivables and other liabilities. Under IFRS, the derivatives are financial instruments that are measured at fair value through profit and loss and therefore are presented separately on the statement of financial position. As a result, derivative financial assets in the amounts of NIS 27 million as at January 1, 2008, and December 31, 2008, were presented separately; and derivative financial liabilities in the amounts of NIS 19 million, and NIS 7 million as at January 1, 2008, and December 31, 2008, respectively were presented separately.

47

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

G.	Deferred Taxes

In accordance with US GAAP, deferred taxes were classified as current assets or current liabilities and noncurrent assets or non-current liabilities according to the classification of the assets or liabilities for which they were related. In accordance with IFRS, deferred tax assets are classified as non-current assets or non-current liabilities even if it is anticipated that they will be realized in the short term. As a result, short-term deferred tax assets as at January 1, 2008, and December 31, 2008 in the amount of NIS 46 million, and NIS 70 million, respectively, were reclassified from current assets to non-current assets.

The deferred tax asset as presented hereunder has changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse:

		January 1,	December 31,
	Note	2008	2008
		NIS in millions
Deferred Taxes according to US GAAP (Audited)		140	180

Property and equipment	A	(30)	(76)
CPI adjustment- licenses	B	(14)	(13)
Software adjustment	B	(11)	(10)
Liability for employee rights upon retirement	C	(3)	(3)
Derivative financial instruments	F	1	1
Asset retirement obligation	E	2	2
Deferred taxes according to IFRS (Unaudited)		85	81

Hereafter additional differences between US GAAP and IFRS which relate to presentation:

H.	Income tax payable

Under US GAAP the income taxes payable has been presented under “other accounts payable”.  Pursuant to the provisions of IAS 1R - Presentation of Financial Statements, income taxes payable are presented separately on the statement of financial position. As a result, income tax payable in the amounts of NIS 48 million, and NIS 42 million as at January 1, 2008, and December 31, 2008 were presented separately.

48

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

I.	Classification of Computer Software

Under US GAAP computer software is classified within property and equipment. Under IFRS, computer software and capitalised software development costs which are not an integral part of the hardware attributed to them, are treated as intangible assets. As a result, the carrying balances at January 1, 2008, and December 31, 2008, of NIS 153 million, and NIS 122 million respectively, relating to computer software and to capitalised software development costs, were reclassified from the property, plant and equipment item to the intangible assets item.

J.	Classification of Issuance costs relating to Notes payable

Under US GAAP Issuance costs relating to Notes payable were recognized as deferred charges. Under IFRS notes payable are presented net of the issuance costs. The balances reclassified in the statements of financial position as of January 1, 2008, and December 31, 2008 are NIS 17 million, and NIS 11 million respectively.

K.	Share based compensation expenses

Under US GAAP, Share based compensation expenses were charged to profit and loss through corresponding increase to capital reserve. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the accumulated deficit. As a result, the balance of the capital reserve decreased as of January 1, 2008, September 30, 2008, and December 31, 2008 and in the amount of NIS 251 million, NIS 257 million and NIS 260 million respectively, with against accumulated deficit.

L.	Classification of Finance income and expenses

Under US GAAP, financial income and expenses included interest and exchange differences, and fair value gains and losses on derivative financial instruments were also presented in finance income or loss, at their net value, below the "operating income" line item. Under IFRS, the Company presents interest income on long term receivables as part of normal operations in its statement of income under "other income" above "operating income" line item.  Financial income and expenses are presented in two different line items – finance income and expenses, below the "operating income" line item.

As a result, finance income from sale of handsets in installments was reclassified from finance income to other income in the amounts of NIS 51 million, NIS 14 million, and NIS 64 million for the nine and three months ended September 30, 2008 and for the year ended December 31, 2008. Credit card commission expenses were reclassified from finance expenses to general and administrative expenses in the amounts of NIS 21 million, NIS 7 million, and NIS 29 million for the nine and three months ended September 30, 2008 and for the year ended December 31, 2008.

According to US GAAP, financial income and expenses are presented net in the income statement. According to IFRS, financial income is disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

49

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 10 – EFFECT OF TRANSITION TO IFRS (continued):

M.	Explanation of material adjustments to the statements of cash flow

1. Interest paid in the amounts of NIS 68 million during the nine months ended September 30, 2008, that were included in operating cash flows under US GAAP, were classified as financing cash flows under IFRS.

2. Under US GAAP deposits in funds in respect of employee rights upon retirement were recognized as investing cash flows. Under IFRS, these deposits are recognized as operating cash flows. As a result, amount of NIS 2 million for the nine months ended September 30, 2008 was reclassified from investing activity to operating activity in the statements of cash flows.

3. Under US GAAP funds paid or received from settlement of derivative financial instruments are classified as operating activity. Under IFRS, these amounts are classified under investing activities. As a result, amount of NIS 26 million, net, paid for derivative financial instruments in the nine months ended September 30, 2008, were classified to investing activity.

N.	Other comprehensive income

Under US GAAP the Company had no comprehensive income components other than net income. Therefore, no reconciliation has been presented.

O.	Reclassifications

Certain comparative figures have been reclassified to conform to the current period presentation. The change is immaterial.

50

Unofficial Translation
Appendix 3

Partner Communications Company Ltd., Public Company 52-004431-4
(hereinafter: "the Company")

In the District Court in Tel Aviv - Jaffa
In the matter of: Section 303 of the Companies Law, 5759-1999
And in the matter of: the Companies Regulations (Distribution Approval), 5761-2001

Notice is hereby given to creditors of the Company, that today (December 31, 2009) an application is being submitted to the District Court in Tel Aviv - Jaffa for approval of distribution in the sum of NIS 1.4 billion (hereinafter: "the Requested Distribution Sum"), that constitutes a sum of approximately NIS 9.07 per share (hereinafter: "the Application"). The Requested Distribution Sum is in excess of the profits of the Company, within the meaning of Section 302 of the Companies Law, 5759-1999. The Company's equity capital in accordance with its financial statements as of September 30, 2009 is approximately NIS 1,941 million, and other details with respect to it and to the economic and cash flow strength and the repayment ability of the Company are specified in the Application.

Any creditor of the Company is entitled to apply to the Court and object to the Application within 30 days of the date of submission of the Application or within a later date as ruled by the honorable Court.

Any creditor of the Company may review the full version of the Application and make a photocopy of it, at its own expense, in the registered office of the Company, at 8, Amal St., Afeq Industrial Park, Rosh Ha'ayin, on Sundays through Thursdays, during the regular working hours of the Company, subject to advance coordination by Tel: 054-7814191.

Information in connection with the proceedings and the rulings made by the Court may be received from advocate Pinhas Rubin and/or Lior Porat and/or Adi Osovski from Gornitzky & Co. law firm, at 45 Rothschild Blvd., Tel Aviv, Tel: 03-7109191.

Partner Communications Company Ltd.

Unofficial Translation
Appendix 4

Date: _____________

To
______________
 By registered mail
Dear Sirs,

Re: Notice Regarding the Submission of an Application to the Court on Behalf of
Partner Communications Company Ltd. (hereinafter: "the Company")

1.
We hereby inform you that on December 31, 2009 an application has been submitted to the District Court in Tel Aviv - Jaffa for the approval of a distribution in the sum of NIS 1.4 billion (hereinafter: "the Requested Distribution Sum"), that constitutes the sum of approximately NIS 9.07 per share (hereinafter: "the Application"). The Requested Distribution Sum is in excess of the profits of the Company, within the meaning of Section 302 of the Companies Law, 5759-1999. The Company's equity capital in accordance with its financial statements as of September 30, 2009 is approximately NIS 1,941 million, and other details with respect to it and to the economic and cash flow strength and repayment ability of the Company are specified in the Application.

2.
Any creditor of the Company is entitled to apply to the Court and object to the Application within 30 days of the date of submission of the Application or within a later date as ruled by the honorable Court.

3.
For your convenience we have attached a copy of the Application, without its attachments. You may examine the full version of the Application and make a photocopy of it, at your expense, in the registered office of the Company, at 8, Amal St., Afeq Industrial Park, Rosh Ha'ayin, on Sundays through Thursdays, during the regular working hours of the Company, subject to advance coordination by Tel: 054-7814191.

4.
Information in connection with the proceedings and the rulings made by the Court may be received from advocate Pinhas Rubin and/or Lior Porat and/or Adi Osovski from Gornitzky & Co. law firm of 45 Rothschild Blvd., Tel Aviv, Tel: 03-7109191.

Sincerely,

Partner Communications Company Ltd.

Unofficial Translation
Appendix 5

December 31, 2009
To:
The Companies Registrar
97 Jaffa Road.,
Jerusalem

Delivered personally
Re: Notice Regarding an Application for an Approval of Distribution

On behalf of our client, Partner Communications Company Ltd., Public Company 52-004431-4 (hereinafter: "the Company"), we hereby address you in the aforesaid matter, as follows:

1.
In accordance with regulation 4 of the Companies Regulations (Distribution Approval), 5761-2001 (hereinafter: "the Regulations"), we hereby inform you that today (December 31, 2009) an application has been submitted to the District Court in Tel Aviv - Jaffa for the approval of a distribution in the sum of NIS 1.4 billion (hereinafter: "the Requested Distribution Sum"), that constitutes the sum of approximately NIS 9.07 per share (hereinafter: "the Application"). The Requested Distribution Sum is in excess of the profits of the Company, within the meaning of Section 302 of the Companies Law, 5759-1999. The Company's equity capital in accordance with its financial statements as of September 30, 2009 is approximately NIS 1,941 million, and other details with respect to it and to the economic and cash flow strength and the repayment ability of the Company are specified in the Application.

2.
Any creditor of the Company is entitled to apply to the Court and object to the Application within 30 days of the date of submission of the Application or within a later date as ruled by the honorable Court.

3.
Attached please find a copy of the Application, without its attachments. You may examine the full version of the Application and make a photocopy of it, at the registered office of the Company, at 8, Amal St., Afeq Industrial Park, Rosh Ha'ayin, on Sundays through Thursdays, during the regular working hours of the Company, subject to advance coordination by Tel: 054-7814191.

4.	Furthermore, information in connection with the proceedings and the rulings made by the honorable Court may be received from the undersigned.

Sincerely,

Adi Osovski, advocate

Zion Building	Aba Even Blvd. 1
45 Rothschild Blvd., Tel-Aviv	Herzlia Pituach 46120
Israel 65784 I P.O.B 29141	Israel

Phone: 972-3-7109191	Phone:972-9-9589594
Fax: 972-9-9589596

www.gornitzky.com

Appendix 6

PARTNER COMMUNICATIONS ANNOUNCES A
DIVIDEND DISTRIBUTION OF 1.4 BILLION NIS TO ITS
SHAREHOLDERS, SUBJECT TO COURT APPROVAL

ROSH HA'AYIN, Israel, December 28, 2009 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces that on the meeting of the Board of Directors on December 27, 2009 it was resolved to distribute a dividend of 1.4 billion NIS to the Company's shareholders (approx. 9.07 NIS per share), by a distribution which does not comply with the profit criterion, as set by the Companies Law 1999. (The "Intended Distribution")

As part of the dividend distribution, the Company has engaged with leading Israeli banks to provide the Company with credit facilities of approximately 1.5 Billion NIS based on variable interest committed for a period of 3-5 years.

The Intended Distribution will be subject to the court approval as required by law.

Mr. David Avner, Partner's CEO said: "The decision of the Board of Directors regarding dividend distribution is an additional step towards optimization of the Company's capital structure and demonstrates one more time that the Company is consistently creating value to its shareholders."

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of September 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamica Cellular"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010) and; (3) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:
Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Strategy and IR Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

Unofficial Translation

Appendix 7

The International
Business Division
Date: December 27, 2009

To:
Partner Communications Company Ltd.

Dear Madam / Sir,

Subject:   Partner Communications Company Ltd. – Capital Reduction

1.
Following your request dated December 22, 2009 regarding a planned capital reduction in the sum of up to NIS 1.4 billion (hereinafter: "the Capital Reduction"), and being creditors of your company, we hereby confirm that we consent to the execution of the Capital Reduction based on your immediate report dated November 9, 2009, provided that approval is given by the District Court in accordance with the provisions of Section 303 of the Companies Law, 5759-1999.

2.	You are entitled to attach this letter to the application for approval of the Capital Reduction to be submitted to the District Court and to any other proceeding related to the Capital Reduction.

Sincerely,
[signature and stamp]
The First International Bank of Israel Ltd.

Unofficial Translation

Appendix 8

Bank Hapoalim
Head Office
Business Division
Corporations and Tourism Sector
Levinstein Tower
23 Menachem Begin Road, Tel Aviv 66183
                                                                          Date: December 27, 2009
To:
Partner Communications Company Ltd.

Dear Madam / Sir,

Re: Your Letter in connection with Capital Reduction in Partner
Communications Company Ltd.

Reference:  Your letter to us dated December 15, 2009

Following your letter referred to above, and at your request, we hereby inform you that we consent to the execution of a capital reduction procedure in your company, in a sum that shall not exceed NIS 1.4 billion, as set forth in your letter referred to above (hereinafter: "the Capital Reduction Procedure"), provided that the execution of the Capital Reduction Procedure is completed no later than June 30, 2010.

Our consent as set forth in this letter is subject to the approval for the Capital Reduction Procedure being obtained from the District Court in accordance with the provisions of Section 303 of the Companies Law, 5759-1999.

Apart from that set forth expressly in this letter, it shall not derogate from any right and/or relief available to us by law and/or in accordance with any document whatsoever, and all our rights in accordance with the other commitments and/or securities made and/or will be made for our benefit by you and/or for you, shall remain in full effect and unchanged.

Furthermore, and at your request, we hereby give our consent to the attachment of this consent to the application for approval of Capital Reduction that will be submitted by you to the District Court. This letter shall be in effect until June 30, 2010. If the Capital Reduction Procedure has not been carried out by the aforesaid date, the validity of this letter shall expire automatically.

Sincerely,
Bank Hapoalim Ltd.
Head Office
[signature]

Unofficial Translation

Appendix 9

Leumi

Business Division
Technology and Telecommunications Sector
Tel: 03-5149255
Fax: 03-5149017

December 27, 2009
Our ref: 31602057

To:
Partner Communications Company Ltd.

Dear Madam / Sir,

Re: Partner Communications Company Ltd. - Capital Reduction

Following your request dated December 15, 2009 regarding a planned capital reduction in the sum of up to NIS 1.4 billion (hereinafter: "the Capital Reduction"), and being creditors of your company, we hereby confirm that we consent to the execution of the Capital Reduction, provided that the Capital Reduction is executed for the purpose of distribution of cash dividends in the aforesaid sum, and is executed no later than June 30, 2010.

You are entitled to attach this letter to the application for the approval of the Capital Reduction to be submitted to the District Court, and to any other proceeding related to the Capital Reduction.

Sincerely,
Bank Leumi Le'Israel Ltd.
[signature and stamp]

Unofficial Translation

Section 28 of the Trust Deed dated November 26, 2009

Appendix 10

28.	Consent to distribution that does not meet the profit criterion

28.1
The Company is examining the option of execution a distribution that does not meet the profit criterion in accordance with the provisions of section 302 of the Companies Law, 5759-1999, in the sum of NIS 1- 1.4 billion, subject to obtaining the approvals from the relevant organs of the Company and the Court (hereinafter: "the Capital Reduction").

28.2
The trustee and anyone who submits an offer for the purchase of the bonds, as well as anyone who will purchase and/or hold the bonds, hereby gives its irrevocable consent to the execution of the Capital Reduction, provided that on the date of the Capital Reduction and immediately thereafter (i.e. on the date of the execution of the Capital Reduction itself and not later than the following day) the bonds shall be rated at the (A) rating group by Ma'alot or an equivalent rating of another rating company, and anyone who will submit an offer for purchase of the bonds and/or will purchase and/or will hold the bonds hereby authorizes the Trustee and the Company to declare to the authorized Court in its name that it has no objection to the Capital Reduction and that it shall have no claim and/or demand regarding the Capital Reduction, provided that it shall be approved by the Court by December 31, 2010.

28.3
It is agreed by the bond holders that the Capital Reduction shall not be deemed to be an event of default or similar condition resulting in the bonds becoming immediately due and payable in accordance with Section 7 above.

28.4
Notwithstanding the provisions of this Deed of Trust, upon receiving a notice from the Company of the execution of the Capital Reduction, the Trustee will not be required to obtain the consent of the holders of the bonds for taking and/or not taking any actions whatsoever in accordance with this Deed of Trust due to the Capital Reduction, and the Trustee shall unconditionally approve the aforesaid Capital Reduction on behalf of the bond holders.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: January 13, 2010